Filed pursuant to Rule 424(b)(3)
Registration No. 333-232286

Prospectus

Toyota Motor Corporation

Exchange of Shares of Common Stock of Misawa Homes Co., Ltd. for Shares of Common Stock of Toyota Motor Corporation

The boards of directors of Toyota Motor Corporation, or Toyota, Toyota Housing Corporation, a consolidated subsidiary of Toyota, and Misawa Homes Co., Ltd., a consolidated subsidiary of Toyota Housing Corporation, or THC, have agreed to a triangular statutory share exchange (sankaku kabushiki kokan) among the three companies under the Companies Act of Japan. On May 9, 2019, THC and Misawa Homes Co., Ltd., or Misawa Homes, entered into a share exchange agreement that sets forth the share exchange ratio and the other terms of the share exchange. In the share exchange, each shareholder of Misawa Homes will receive 0.155 shares of Toyota common stock for each share of Misawa Homes common stock that such shareholder holds.

Based on the number of shares of Misawa Homes common stock issued as of September 30, 2019, THC expects to allocate 3,269,488 shares of Toyota common stock in connection with the share exchange. Approximately 11.36% of those shares will be offered to holders of Misawa Homes common stock who are resident in the United States. Shares of Toyota common stock that will be used in the share exchange are currently expected to consist of treasury stock of Toyota, which will be allotted to THC prior to the share exchange through a third-party allotment.

The share exchange is subject to the approval of the share exchange agreement by the shareholders of Misawa Homes. See “The Share Exchange” for a further discussion of the terms and conditions of the share exchange. Under the current schedule, if the shareholders of Misawa Homes approve the share exchange agreement, unless the share exchange agreement otherwise ceases to have effect, which is expected only under certain specified circumstances, the share exchange is expected to become effective on January 7, 2020.

This document has been prepared for the holders of Misawa Homes common stock who are resident in the United States to provide them with detailed information of the share exchange and the shares of Toyota common stock to be delivered in connection with the share exchange. You are encouraged to read this prospectus in its entirety.

The extraordinary general meeting of shareholders of Misawa Homes, at which holders of Misawa Homes common stock will vote on the share exchange agreement, is currently scheduled to be held on November 26, 2019 at 10:00 a.m. (Japan time), at the “Sky Conference Room” in the Shinjuku NS Building (30th Floor, 2-4-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan). Holders of Misawa Homes common stock of record as of the close of business on September 30, 2019 will be entitled to vote at this meeting. To attend and vote at the extraordinary general meeting of shareholders, Misawa Homes shareholders must follow the procedures outlined in the convocation notice and the mail-in voting card and other voting and reference materials that will be distributed by Misawa Homes.

Shares of Toyota common stock are traded on the Tokyo Stock Exchange and the Nagoya Stock Exchange under the ticker symbol “7203” in Japan, and on the London Stock Exchange under the ticker symbol “TYT.” Toyota’s American Depositary Shares, or ADSs, each representing two shares of Toyota common stock, are listed on the New York Stock Exchange, or NYSE, under the ticker symbol “TM.” On October 24, 2019, the last reported sale price of shares of Toyota common stock on the Tokyo Stock Exchange was ¥7,486 per share, and the last reported sale price of the ADSs on the NYSE was $137.95 per ADS.

You may have dissenters’ rights in connection with the share exchange under Japanese law. See page 38 for a discussion of your dissenters’ rights, if any.

You should consider carefully the Risk Factors beginning on page 7 of this prospectus.

Misawa Homes is not asking for a proxy and you are not required to send a proxy.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 25, 2019.

REFERENCES TO ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form F-4, which includes additional important business and financial information about Toyota that is not included in or delivered with this prospectus. This information is available to you without charge upon written or oral request. If you would like to receive any of the additional information, please contact:

Masayoshi Hachisuka	Nobutoshi Karigome
Accounting & Finance Division	Corporate Planning Division
Toyota Motor Corporation	Misawa Homes Co., Ltd.
1 Toyota-cho, Toyota City	Shinjuku NS Building, 2-4-1 Nishi-Shinjuku
Aichi, 471-8571	Shinjuku-ku, Tokyo 163-0833
Japan	Japan
Telephone: +81-565-23-2005	Telephone: +81-3-6316-3557

Please note that copies of documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this prospectus.

IN ORDER TO OBTAIN TIMELY DELIVERY, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN NOVEMBER 19, 2019, WHICH IS FIVE BUSINESS DAYS BEFORE YOU MUST MAKE A DECISION REGARDING THE SHARE EXCHANGE.

For additional information about Toyota, see “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

As used in this prospectus, references to “Toyota” are to Toyota Motor Corporation, references to “THC” are to Toyota Housing Corporation, and references to “Misawa Homes” are to Misawa Homes Co., Ltd., in each case on a consolidated basis except where the context otherwise requires. References to the “Toyota group” are to the group of companies centered around Toyota and includes Toyota’s subsidiaries and affiliates. References to the “share exchange” are to the proposed triangular share exchange among Toyota, THC and Misawa Homes. References to the housing business integration are to a proposed integration of the housing businesses of Toyota and Panasonic Corporation, or Panasonic, through establishment of a new joint venture company called Prime Life Technologies Corporation, or Prime Life Technologies, concurrently with the completion of the share exchange. References to the “Panasonic group” are to the group of companies centered around Panasonic and includes Panasonic’s subsidiaries and affiliates involved in Panasonic’s businesses. See “The Share Exchange—Reasons for the Share Exchange—The Housing Business Integration” for a more detailed discussion of the housing business integration.

As used in this prospectus, except where the context otherwise requires, references to the “shareholders’ meeting” of Misawa Homes or to the “meeting” of Misawa Homes shareholders are to the extraordinary general meeting of shareholders of Misawa Homes that is scheduled to take place on November 26, 2019, at which Misawa Homes shareholders will vote on the share exchange agreement and certain related matters. See “Extraordinary General Meeting of Misawa Homes Shareholders” for a more detailed discussion of the shareholders’ meeting of Misawa Homes.

In this prospectus, references to “dollars” and “$” mean U.S. dollars unless otherwise indicated, references to “euro,” “Euro” and “€” mean the currency of those member states of the European Union which are participating in the European Economic and Monetary Union pursuant to the Treaty on European Union, and references to “yen” and “¥” mean Japanese yen. This prospectus contains a translation of some Japanese yen amounts into U.S. dollars solely for your convenience.

Unless otherwise specified, the financial information presented in this prospectus and the consolidated financial statements of Toyota, which are included in or incorporated by reference into this prospectus, are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. References to fiscal 2019 are to the fiscal year ended March  31, 2019 and references to other fiscal years have the corresponding meanings.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference contain forward-looking statements. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

Forward-looking statements appear in a number of places in this prospectus and include statements regarding the current intent, belief, targets or expectations of Toyota and Misawa Homes or those of their respective management. In many, but not all, cases, words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “intend,” “may,” “plan,” “predict,” “probability,” “risk,” “should,” “will,” “would,” and similar expressions, are used as they relate to Toyota and Misawa Homes or their respective management, to identify forward-looking statements. These statements reflect the current views of Toyota and Misawa Homes or their respective management with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those which are anticipated, aimed at, believed, estimated, expected, intended or planned.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in forward-looking statements as a result of various factors. Important factors that could cause actual results to differ materially from estimates or forecasts contained in the forward-looking statements are identified in “Risk Factors” and elsewhere in this prospectus, and include, among others:

(i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates;

(ii) fluctuations in currency exchange rates (particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound), stock prices and interest rates fluctuations;

(iii) changes in funding environment in financial markets and increased competition in the financial services industry;

(iv) Toyota’s ability to market and distribute effectively;

(v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;

(vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations;

(vii) political and economic instability in the markets in which Toyota operates;

(viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand;

(ix) any damage to Toyota’s brand image;

(x) Toyota’s reliance on various suppliers for the provision of supplies;

(xi) increases in prices of raw materials;

(xii) the parties being unable to complete the proposed share exchange or the housing business integration due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transactions or for other reasons; and

(xiii) difficulties in realizing the anticipated benefits of the share exchange or the housing business integration.

v

QUESTIONS AND ANSWERS ABOUT THE SHARE EXCHANGE

Q.	What are Toyota, THC and Misawa Homes proposing?

A.

Toyota, THC and Misawa Homes are proposing to conduct a triangular statutory share exchange (sankaku kabushiki kokan) under the Companies Act of Japan, or the Companies Act. This will entail THC allotting and delivering shares of Toyota common stock to Misawa Homes shareholders (other than THC), in exchange for the shares of Misawa Homes common stock that such shareholders hold. Toyota and THC currently contemplate that THC will acquire the shares of Toyota common stock that it will deliver in the share exchange through Toyota allotting, in a third-party allotment under the Companies Act, Toyota treasury shares to THC at an agreed-upon price. Such a third-party allotment will be subject to the approval of Toyota’s board of directors and such acquisition of Toyota treasury shares by THC will be subject to the approval of THC’s board of directors. Pursuant to the foregoing, shareholders of Misawa Homes will become shareholders of Toyota, and Misawa Homes will become a wholly owned direct subsidiary of THC and (through THC becoming a wholly owned subsidiary of Toyota, as described below) a wholly owned indirect subsidiary of Toyota.

Q.	Why are Toyota, THC and Misawa Homes proposing the share exchange?

A.

In recent years, governmental regulations and customer needs surrounding the Japanese housing industry have changed due to various factors such as a long-term population decline in Japan and the associated shrinking of the Japanese housing market, the shift of customer preferences from constructing new housing to utilizing existing housing stock by such means as using vacant houses or renovation, and a growing concern for the environment. Additionally, the concepts of “home” or “town” have been or will be drastically changed due to, among other things, further advancements in mobility such as automated driving and development of communication technology, as well as corresponding changes in customers’ values. Accordingly, the key element required to make a town competitive in the town development business may shift from the “location” to “the degree of satisfaction with the service infrastructure for daily life.”

Considering these major changes in the business environment that the housing industry is facing and the increasing importance for housing manufacturers to respond thereto as well as the intensifying competitiveness in the market, the Toyota group and the Panasonic group decided to seek to conduct the housing business integration, which will involve combining their housing businesses under Prime Life Technologies, a joint venture company to be newly established that will focus on the town development business. Toyota and Panasonic entered into agreements to that effect on May 9, 2019. See “The Share Exchange—Reasons for the Share Exchange—The Housing Business Integration” for a more detailed description of the housing business integration.

In the course of considering and ultimately agreeing with Panasonic on the terms of the housing business integration, Toyota came to recognize the necessity of making Misawa Homes—the only listed company among the Toyota group and Panasonic group businesses that would be contributed to the joint venture—a wholly owned subsidiary of THC as part of the housing business integration, in order to enable flexible execution of management strategies through rapid decision-making in response to the changes in governmental requirements and societal needs described above, and to achieve efficient growth of the housing business through the housing business integration from a long-term perspective.

In turn, Misawa Homes believes that the housing business integration, including the share exchange, will grow Misawa Homes’ enterprise value over the long term and also contribute to the improvement of the overall enterprise value of the Toyota group and the Panasonic group. Misawa Homes believes that the integration promises to not only deliver benefits to each of the housing businesses being combined under Prime Life Technologies, but also enables a fusion of management resources, such as the technology, expertise, and development resources possessed by each company—mainly from the perspectives of mobility services for the Toyota group, “lifestyle updates” and “lifestyle technology” such as Internet of Things (“IoT”) household appliances and equipment for the Panasonic group, and a town development company, engaging in such businesses as compact city-style real estate development, for Misawa Homes—

which Misawa Homes believes will enable its evolution and growth as a town development business operator through the provision of appealing services with even greater added value. Misawa Homes also believes that providing shares of Toyota common stock to Misawa Homes shareholders in the share exchange will make it possible to provide its shareholders with the benefits of the housing business integration’s synergies, and thus be beneficial to its shareholders.

Q.	What will Misawa Homes shareholders receive in the share exchange?

A.

Misawa Homes shareholders as of the time immediately preceding the share exchange (other than THC) will receive 0.155 shares of Toyota common stock for each share of Misawa Homes common stock that they hold. Holders of Misawa Homes common stock who have duly exercised their dissenters’ appraisal rights will not receive shares of Toyota common stock for shares of Misawa Homes common stock.

Q.	How did Toyota, THC and Misawa Homes determine the share exchange ratio?

A.

Toyota and Misawa Homes conducted thorough negotiations and discussions concerning the share exchange ratio, each taking into account the results of its due diligence on the other, the analyses of its financial advisor, the financial position, assets and future prospects of each party and other factors, as well as Toyota also taking into account its discussions with THC. As a result of these negotiations and discussions concerning the share exchange ratio, on April 24, 2019, Toyota and Misawa Homes agreed to present to their respective boards the share exchange ratio of 0.155 shares of Toyota common stock for each share of Misawa Homes common stock, subject to receipt of the final response to the referral to the third-party committee supporting the transaction. On May 9, 2019, the board of directors of Misawa Homes determined that the share exchange ratio is fair to the non-controlling shareholders of Misawa Homes, and approved the share exchange agreement. On the same day, the boards of directors of Toyota and THC separately approved the terms of the share exchange agreement as well, and thereafter THC and Misawa Homes executed the share exchange agreement.

Q.	Does the board of directors of Misawa Homes recommend the share exchange?

A.

Yes. The board of directors of Misawa Homes (except for six members who did not attend the meeting in order to avoid possible conflicts of interest) unanimously recommends that shareholders vote for the share exchange.

Q.	What are the interests of Toyota and directors and executive officers of Misawa Homes in the share exchange?

A.

As of September 30, 2019, THC held 21,965,898 shares, representing 51.01% of the outstanding shares of Misawa Homes common stock. As of September 30, 2019, the directors, executive officers and audit & supervisory board members of Misawa Homes owned an aggregate of 59,682 shares, representing less than 0.14% of the outstanding shares of Misawa Homes common stock, and directors, executive officers and audit & supervisory board members of Toyota or THC owned less than 0.01% of the outstanding shares of Misawa Homes common stock.

In considering the share exchange, in order to ensure that the share exchange ratio was determined appropriately and to avoid possible conflicts of interest, Misawa Homes retained SMBC Nikko Securities Inc., or SMBC Nikko, as its financial advisor and a third-party valuation institution to provide analyses of the share exchange ratio. SMBC Nikko also delivered a financial analysis report concerning the share exchange ratio. Misawa Homes also established a third-party committee in order to increase the transparency and objectivity of Misawa Homes’ examination of the share exchange, as well as to ensure the fairness of the transaction and confirm that conducting the share exchange will not be disadvantageous to Misawa Homes’ minority shareholders and referred to the third-party committee the questions of whether:

(1) the purpose of the share exchange was legitimate and reasonable, (2) the fairness of the procedures of the share exchange was ensured, (3) the legitimacy and appropriateness of the transaction terms and conditions were ensured, and (4) based on (1), (2) and (3) above, conducting the share exchange would not be disadvantageous to the minority shareholders of Misawa Homes. The third-party committee submitted a written opinion on May 9, 2019 to the board of directors of Misawa Homes to the effect that the share exchange is not disadvantageous to Misawa Homes’ minority shareholders. Finally, certain of Misawa Homes’ directors and audit & supervisory members did not participate in the board meeting to approve the share exchange to avoid possible conflicts of interest.

Toyota, THC and Misawa Homes believe that adequate measures were taken to ensure the fairness and appropriateness of the share exchange. Nonetheless, when you consider the recommendation of the board of directors of Misawa Homes, you should keep in mind that THC, the parent company of Misawa Homes, Toyota, the parent company of THC, and the directors and executive officers of Misawa Homes may have interests in the share exchange that are in addition to, or different from, the interests of the minority shareholders of Misawa Homes.

See “The Share Exchange” for a more detailed discussion of the process of determining the share exchange.

Q.	What vote of Misawa Homes shareholders is required to approve the share exchange agreement?

A.

The affirmative vote of the holders of at least two-thirds of the voting rights of Misawa Homes present or represented at its extraordinary general meeting of shareholders, at which shareholders holding at least one-third of the total voting rights of Misawa Homes shareholders who are entitled to exercise their voting rights are present or represented, is required to approve the share exchange agreement. One hundred (100) shares of Misawa Homes common stock constitute one voting right, or unit.

Q.	How will fractional shares be treated in the share exchange?

A.

Misawa Homes shareholders will not receive any fractional shares of Toyota common stock in the share exchange. Instead, THC will pay cash in an amount calculated by multiplying the market value for one share of Toyota common stock by such fraction (however, fractions of a yen will be rounded up) to each such shareholder.

Q.	How will shareholders with less than one unit of Toyota shares be treated after the share exchange?

A.

The articles of incorporation of Toyota provide that 100 shares of its common stock constitute one unit, which will have one voting right. If the share exchange is approved, 646 shares of Misawa Homes common stock will be exchanged for 100 shares of Toyota common stock, which constitute one unit, as well as cash in lieu of fractional shares. Holders of Misawa Homes common stock who hold less than 646 shares will receive less than one unit of Toyota common stock in the share exchange. Holders of less than one unit of shares will be registered in Toyota’s register of shareholders, but shares held by a holder constituting less than one unit will not carry voting rights. A holder of shares constituting less than one unit of Toyota shares may request Toyota to purchase those shares at their market value in accordance with the Companies Act, Toyota’s articles of incorporation and its share handling regulations.

Q.	How do the legal rights of Toyota shares differ from those of Misawa Homes shares?

A.	There are no material differences between the legal rights of shareholders of Toyota common stock and Misawa Homes common stock.

Q.	When is the share exchange expected to be completed?

A.	The share exchange is expected to be completed on January 7, 2020.

Q.	How will trading in Misawa Homes shares be affected in connection with the completion of the share exchange?

A.

Misawa Homes expects that the last day of trading in its shares on the Tokyo Stock Exchange will be December 27, 2019, three trading days prior to the effective date of the share exchange, and that its shares will be delisted on December 30, 2019.

Q.

Can the number of shares of Toyota common stock for which the shares of Misawa Homes common stock are exchanged change between the time of the shareholders’ meeting and when the share exchange is completed?

A.

The share exchange ratio is fixed and will not change unless the share exchange agreement is amended. The share exchange agreement states that the terms and conditions (including, but not limited to, the share exchange ratio) may be amended upon mutual consultation and agreement between THC and Misawa Homes if there is a material change to the financial condition or operating results of THC, Misawa Homes or Toyota, or it otherwise becomes difficult to achieve the purposes of such agreement. See “Risk Factors” beginning on page 7.

Q.	What is the record date for voting at the extraordinary general shareholders’ meeting of Misawa Homes?

A.	Holders of Misawa Homes shares as of September 30, 2019 will be eligible to vote at the extraordinary general shareholders’ meeting expected to be held on November 26, 2019.

Q.	How do I vote at the extraordinary general shareholders’ meeting of Misawa Homes?

A.

You may exercise voting rights by submitting a mail-in voting card, attending the meeting in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan. Misawa Homes will distribute a mail-in voting card and other voting and reference materials to shareholders eligible to vote who are residents of Japan that will enable them to exercise their voting rights. Completed mail-in voting cards must be received by Misawa Homes by 6:00 p.m. (Japan time) one Japanese business day prior to the extraordinary general shareholders’ meeting.

For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, Misawa Homes will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of Misawa Homes through a securities broker located outside of Japan, Misawa Homes will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. Misawa Homes shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, Misawa Homes will send voting and reference materials to that mailing address.

Q.	How will shares represented at the extraordinary general shareholders’ meeting by mail-in voting cards be treated?

A.

The mail-in voting cards used for the extraordinary general shareholders’ meeting of Misawa Homes will describe the proposals to be voted on by shareholders at the meeting, including the approval of the share exchange agreement. The mail-in voting cards will allow shareholders to indicate his or her approval or disapproval with respect to each proposal. In accordance with Japanese law and practice, Misawa Homes intends to count toward the quorum for its shareholders’ meeting any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals, and count these mail-in voting cards as votes in favor of the share exchange agreement and other proposals referred to in the mail-in voting cards. Any mail-in voting cards will become void if the shareholder who voted by mail attends the meeting in person or through another shareholder with voting rights whom the shareholder appointed as his or her attorney-in-fact.

Q.	May I change my vote after I submit a mail-in voting card?

A.

Yes. To change your vote after submitting a mail-in voting card, you must attend the meeting in person, or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan, or send another mail-in voting card dated a later date than the previous mail-in voting card if Misawa Homes redistributes mail-in voting cards. By attending the meeting in person, you automatically revoke your mail-in voting card.

Q.	How will shares represented at the extraordinary general shareholders’ meeting by the online voting system be treated?

A.

The online voting system can be logged in either by reading the QR code printed on the mail-in voting card with a smartphone or accessing the website for such voting and entering the login ID and temporary password printed on the mail-in voting card, details of which will be provided in the notice of convocation of such extraordinary general meeting of shareholders. The online voting system will allow a shareholder entitled to vote at the shareholders’ meeting to indicate his or her approval or disapproval with respect to each proposal at the meeting, including the approval of the share exchange agreement. If a shareholder exercises his or her voting right both by returning the mail-in voting card and via the online voting system, only those votes exercised via the online voting system will be deemed as a valid vote. If a shareholder exercises his or her voting right more than once via the online voting system with a computer or a smartphone, only the last vote will be deemed as a valid vote.

Q.	If my shares are held in “street name” by my broker, will my broker vote them for me without instructions?

A.

Whether your broker will vote your shares without your instructions depends on the terms of the agreement entered into by you and your broker. Therefore, you are encouraged to contact your broker directly to confirm the applicable voting procedure.

Q.	Do I have dissenters’ appraisal rights in connection with the share exchange?

A.

Under the Companies Act, you are entitled to dissenters’ appraisal rights in connection with the share exchange if you comply with the procedures set forth in the Companies Act and related laws and regulations and share handling regulations of Misawa Homes. Any Misawa Homes shareholder (i) who notifies Misawa Homes prior to the extraordinary general meeting of shareholders of his or her intention to oppose the share exchange, and who votes against the approval of the share exchange agreement at the shareholders’ meeting, or (ii) who is not entitled to vote at such extraordinary general meeting of shareholders, and complies with the other relevant procedures set forth in the Companies Act and related laws and regulations and share handling regulations of Misawa Homes, may demand that Misawa Homes purchase his or her shares of Misawa Homes common stock at the fair value. If you vote against the share exchange by submitting a mail-in voting card, such submission will satisfy all requirements mentioned in (i) above. Such demand must be made within the period from the day 20 days prior to the effective date of the share exchange to the day immediately preceding the effective date of the share exchange.

The failure of a Misawa Homes shareholder who is entitled to vote at such extraordinary general meeting of shareholders to provide such notice prior to the shareholders’ meeting or to vote against the approval of the

x

share exchange agreement at the shareholders’ meeting will in effect constitute a waiver of the shareholder’s right to demand that Misawa Homes purchase his or her shares of Misawa Homes common stock at the fair value.

There are other procedural issues that you may wish to consider when deciding whether to exercise your dissenters’ appraisal rights. See “The Share Exchange—Dissenters’ Appraisal Rights” for a more detailed discussion of dissenters’ appraisal rights. In addition, dissenters’ appraisal rights for shareholders of a company becoming a wholly owned subsidiary through a share exchange are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix D.

Q.	What are the Japanese tax consequences of the share exchange to non-resident holders of Misawa Homes shares?

A.

Non-resident holders of shares of Misawa Homes common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from Misawa Homes as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences” for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

Q.	What are the U.S. federal income tax consequences of the share exchange to U.S. Holders of Misawa Homes shares?

A.

A U.S. Holder that exchanges its shares of Misawa Homes common stock for shares of Toyota common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Toyota common stock received and (b) any cash received in lieu of fractional shares of Toyota common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Misawa Homes common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences” for further discussion regarding the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange.

Q.	Whom can I call with questions?

A.	If you have more questions about the share exchange, you should contact:

Masayoshi Hachisuka

Accounting & Finance Division

Toyota Motor Corporation

1 Toyota-cho, Toyota City

Aichi, 471-8571

Japan

Telephone: +81-565-23-2005

Nobutoshi Karigome

Corporate Planning Division

Misawa Homes Co., Ltd.

Shinjuku NS Building, 2-4-1 Nishi-Shinjuku

Shinjuku-ku, Tokyo 163-0833

Japan

Telephone: +81-3-6316-3557

SUMMARY

This summary highlights selected information from this document. It does not contain all the information that may be important to you. You should carefully read this entire prospectus, documents incorporated by reference and the other documents to which this prospectus refers for a more complete understanding of the share exchange.

The Companies

Toyota

Toyota is one of the leading companies in the worldwide automotive market in terms of vehicle production and sales. Toyota also conducts business in finance and other industries. Toyota sold 8,977 vehicles worldwide in fiscal 2019 on a consolidated basis. Toyota had net revenues of ¥30,225.6 billion and net income of ¥1,882.8 billion in fiscal 2019.

Toyota’s business segments are automotive operations, financial services operations and other operations. Toyota’s automotive operations include the design, manufacture, assembly and sale of passenger cars, recreational and sport-utility vehicles, minivans and trucks and related parts and accessories. Toyota’s financial services business consists primarily of providing financing to dealers and their customers for the purchase or lease of Toyota vehicles. Toyota’s other operations include the design and manufacture of prefabricated housing and information technology-related businesses.

Toyota sells its vehicles in approximately 190 countries and regions. The primary markets for Toyota’s automobiles are Japan, North America, Europe and Asia. During fiscal 2019, approximately 24.8% of Toyota’s automobile unit sales were in Japan, 30.6% were in North America, 11.1% were in Europe and 18.7% were in Asia.

Toyota’s principal executive offices are located at 1 Toyota-cho, Toyota City, Aichi 471-8571, Japan and its telephone number is +81-565-28-2121.

THC

THC is a Japanese subsidiary of Toyota that operates, among other businesses, a detached housing business, an existing housing stock business, a condominium business and a special building business. THC was established in April 2003 by separating part of Toyota’s housing business division. In October 2010, Toyota conducted a company split under the Companies Act, causing THC to succeed to the entirety of Toyota’s housing business division at the time.

As of September 30, 2019, 99.96% of THC’s outstanding shares of common stock are directly owned by Toyota Motor Corporation; almost all of the remaining shares are owned by Japanese consolidated subsidiaries of Toyota and Japanese affiliated companies that Toyota accounts for under the equity method. Shares of THC common stock are not listed on any stock exchange. Toyota plans to make THC a wholly owned subsidiary by the effective date of the share exchange by such means as causing THC to acquire all shares of its common stock held by its minority shareholders.

Misawa Homes

Misawa Homes operates a wide scope of housing businesses including, at its core, a detached housing business as well as an existing asset utilization business, a home remodeling business and a town development business.

Misawa Homes is the only company in the Japanese housing industry to have won a Good Design Award for 29 consecutive years. With a philosophy of “lifelong commitment to customers through housing,” Misawa Homes has expanded its business to cover people’s varied and changing lifestyle needs.

Misawa Homes’ principal executive offices are located at 2-4-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0850, Japan and its telephone number is +81-3-3345-1111.

The Share Exchange

The boards of directors of Toyota, THC and Misawa Homes have agreed to a triangular statutory share exchange (sankaku kabushiki kokan) under the Companies Act. Pursuant to it, shares of Misawa Homes will be exchanged for shares of Toyota, and Misawa Homes will become a wholly owned direct subsidiary of THC and (through THC separately becoming a wholly owned subsidiary of Toyota) a wholly owned indirect subsidiary of Toyota. On May 9, 2019, THC and Misawa Homes entered into a share exchange agreement setting forth the terms of the share exchange.

As of September 30, 2019, THC held 51.01% of the outstanding shares of Misawa Homes common stock. Upon the share exchange, each shareholder of Misawa Homes (excluding THC) as of the time immediately preceding the share exchange will receive 0.155 shares of Toyota common stock in exchange for each share of Misawa Homes common stock that such shareholder holds. The resulting number of shares of Toyota common stock to which Misawa Homes shareholders are entitled will be recorded in Toyota’s register of shareholders.

The share exchange is subject to the approval of the share exchange agreement by the shareholders of Misawa Homes. If the share exchange agreement is approved by the shareholders of Misawa Homes, subject to certain conditions the share exchange is expected to become effective on January 7, 2020. See “—Delay and Termination of the Share Exchange.”

The Extraordinary General Shareholders’ Meeting of Misawa Homes

Shareholders’ approval of the share exchange agreement and certain related matters will be sought at an extraordinary general meeting of shareholders of Misawa Homes. Under Japanese law and the articles of incorporation of Misawa Homes, the notice of an extraordinary general meeting of shareholders must be dispatched at least two weeks in advance to all shareholders of record who have voting rights.

The date, time and place of the meeting is expected to be November 26, 2019, at 10:00 a.m. (Japan time), at the “Sky Conference Room” in the Shinjuku NS Building (30th Floor, 2-4-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan).

Shareholders may exercise voting rights by submitting a mail-in voting card, attending the meeting in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan. Misawa Homes will distribute a mail-in voting card and other voting and reference materials to shareholders eligible to vote who are residents of Japan that will enable them to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, Misawa Homes will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of Misawa Homes through a securities broker located outside of Japan, Misawa Homes will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. Misawa Homes shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, Misawa Homes will send voting and reference materials to that mailing address. In addition to the exercise of voting rights as described above, shareholders entitled to vote may use the online voting system by logging in either by reading the QR code printed on the mail-in voting card or entering the login ID and temporary password printed on the mail-in voting card to exercise their voting rights at the extraordinary general meeting of shareholders.

The affirmative vote of the holders of at least two-thirds of the voting rights of Misawa Homes present or represented at its extraordinary general meeting of shareholders, at which shareholders holding at least one-third of the total voting rights of Misawa Homes shareholders who are entitled to exercise their voting rights are present or represented, is required to approve the share exchange agreement. One hundred (100) shares of Misawa Homes common stock constitute one voting right, or unit.

As of September 30, 2019, of the 43,059,374 shares of Misawa Homes common stock outstanding, the directors, executive officers and audit & supervisory board members of Misawa Homes owned an aggregate of 59,682 shares, representing less than 0.14% of the outstanding shares of Misawa Homes common stock. As of September 30, 2019, directors, executive officers and audit & supervisory board members of Toyota or THC owned less than 0.01% of the outstanding shares of Misawa Homes common stock.

The Housing Business Integration

The share exchange is for the purpose of, and will be implemented as part of, the housing business integration, which will involve combining Toyota’s and Panasonic’s housing businesses under Prime Life Technologies, a joint venture company to be newly established. As agreed between Toyota and Panasonic, the housing business integration will principally entail the following:

•	Toyota and the Panasonic group will have the same ratio of equity participation in Prime Life Technologies.

•	Toyota will make THC a wholly owned subsidiary by such means as causing THC to acquire its shares of common stock from its minority shareholders.

•

THC will acquire approximately 49% of the outstanding shares of Misawa Homes common stock that are owned by Misawa Homes shareholders other than THC through the share exchange. As a result, Misawa Homes will temporarily become a wholly owned subsidiary of THC.

•

Toyota will purchase shares of common stock of Panasonic Homes Co., Ltd. from Panasonic, such that the value of the assets Panasonic and Toyota contribute to Prime Life Technologies in the joint share transfer is equal.

•

Toyota will transfer all of the shares of THC common stock, as well as all of its shares of Panasonic Homes common stock, to Prime Life Technologies and will acquire shares of common stock of Prime Life Technologies in exchange.

•

Panasonic will transfer all of the shares of common stock owned by itself or indirectly through its subsidiaries in Panasonic Homes Co., Ltd., Panasonic Construction Engineering Co., Ltd. and Matsumura-gumi Corporation to Prime Life Technologies and will acquire shares of common stock of Prime Life Technologies in exchange. With respect to Panasonic Construction Engineering, such transfer will take place after a Panasonic subsidiary succeeds to a part of Panasonic Construction Engineering’s business, such as contracted construction work from housing equipment distributors, through an absorption-type company split under Japanese law. The transfer of shares to Prime Life Technologies, as well as Toyota’s transfer of shares to Prime Life Technologies, will be done through a joint share transfer under Japanese law.

•	Prime Life Technologies will acquire the shares of common stock of Misawa Homes from THC.

The housing business integration is expected to become effective on January 7, 2020.

Toyota and Panasonic also entered into a memorandum of understanding with Mitsui & Co., Ltd., or Mitsui, concerning the town development business, and are continuing discussions regarding the development of the joint venture, including the possibility of Mitsui’s equity participation in the joint venture. Mitsui’s equity participation, if any, is expected to be completed subsequent to the effective date of the housing business integration.

Prime Life Technologies is expected not to be a consolidated subsidiary of either Toyota or Panasonic.

The following chart illustrates the ownership structure of the housing businesses before and after the housing business integration.

Delay and Termination of the Share Exchange

The share exchange agreement provides that the effective date of the share exchange will be changed if the planned effective date of the housing business integration (currently January 7, 2020) is changed by the date 10 Japanese business days before the planned delisting date of Misawa Homes common stock (currently December 30, 2019).

The share exchange agreement also provides that the share exchange will be cancelled, and thus Misawa Homes will not be converted into a wholly owned subsidiary of THC through the share exchange, if it is decided by the date 10 Japanese business days before the planned delisting date of Misawa Homes common stock that the housing business integration will not be conducted.

The share exchange agreement shall cease to have effect if (i) either THC or Misawa Homes is unable to obtain approval of the share exchange agreement at a general meeting of shareholders, (ii) any of the approvals or other authorizations from the relevant governmental agencies and other authorities that are necessary to conduct the share exchange are not obtained or (iii) the share exchange has been cancelled as described in the immediately preceding paragraph. See “The Share Exchange—Material Terms of the Share Exchange Agreement—Amendment, Termination and Effectiveness of the Share Exchange Agreement” for a more detailed discussion of the terms of the share exchange.

Under the Companies Act, the share exchange is not subject to approval at a shareholders’ meeting of Toyota, except under limited circumstances.

Toyota, THC and Misawa Homes currently do not expect any regulatory requirements, other than the U.S. federal securities laws, that must be complied with or approvals that must be obtained in connection with the share exchange.

No Solicitation of Proxies, Consents or Authorizations

Misawa Homes’ management is not soliciting proxies, consents or authorizations with respect to the share exchange prior to the extraordinary general meeting of shareholders.

Dissenters’ Appraisal Rights

Under Japanese law, you may have dissenters’ appraisal rights in connection with the share exchange. See “The Share Exchange—Dissenters’ Appraisal Rights” for a more detailed discussion of dissenters’ appraisal rights.

Material Tax Consequences

Japanese Taxation

Non-resident holders of shares of Misawa Homes common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from Misawa Homes as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences” for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

U.S. Federal Income Tax Consequences

A U.S. Holder that exchanges its shares of Misawa Homes common stock for shares of Toyota common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Toyota common stock received and (b) any cash received in lieu of fractional shares of Toyota common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Misawa Homes common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences,” for further discussion regarding the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange.

Accounting Treatment of the Share Exchange

THC and Misawa Homes are currently consolidated subsidiaries of Toyota, as Toyota has a controlling financial interest in them. As making THC a wholly owned subsidiary of Toyota, as well as the share exchange involving Misawa Homes, will not in themselves result in a change of control of either THC or Misawa Homes, those transactions will be accounted for by Toyota in accordance with ASC 810 “Consolidation.” The resulting increases in Toyota’s ownership interest in THC and Misawa Homes will be accounted for as equity transactions. No gain or loss will be recognized in the consolidated statements of income of Toyota and the carrying amount of the non-controlling interest will be adjusted to reflect the change in Toyota’s ownership interest in THC and Misawa Homes. Any difference between the fair value of the consideration paid by Toyota and the amount by which the non-controlling interest is adjusted will be recognized within Toyota’s shareholders’ equity in Toyota’s consolidated balance sheet.

The joint share transfer, in which Toyota will transfer all of its shares of THC common stock, Misawa Homes common stock and Panasonic Homes Co., Ltd. common stock that Toyota then owns in exchange for shares of Prime Life Technologies, will be accounted for as profit and loss transactions. As a result, THC and Misawa Homes will cease to be consolidated with Toyota, and in connection with that, Toyota expects to record a loss equal to the difference between the fair value of its investment in Prime Life Technologies immediately after formation and the carrying value of the net assets of THC and Misawa Homes, and its investment in

Panasonic Homes Co., Ltd., all of which will be contributed in the joint share transfer. In addition, Toyota expects to treat Prime Life Technologies, after the joint share transfer, as an affiliated company accounted for under the equity method.

See “The Share Exchange—Accounting Treatment of the Share Exchange.”

Risk Factors

In determining whether to vote to approve the share exchange, you should consider carefully the risk factors beginning on page 7 of this prospectus.

Market Price Information

The shares of Toyota common stock are traded on the Tokyo Stock Exchange and the Nagoya Stock Exchange under the ticker symbol “7203” in Japan, and on the London Stock Exchange under the ticker symbol “TYT.” Toyota’s ADSs, each representing two shares of Toyota common stock, are listed on the NYSE under the ticker symbol “TM.” The shares of Misawa Homes common stock are listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange under the ticker symbol “1722.” The following table sets forth the closing prices of Toyota common stock and Misawa Homes common stock on May 8, 2019, the last full trading day prior to the public announcement date on which the two companies announced the share exchange, and October 24, 2019, the last practicable trading day prior to the distribution of this prospectus. The table also sets forth the implied equivalent value of Misawa Homes common stock on these dates, as determined by multiplying the applicable closing price of Toyota common stock by the exchange ratio of 0.155 Toyota shares per Misawa Homes share. Toyota urges you to obtain current market quotations for each of the two companies’ common stock.

	Toyota common stock	Misawa Homes common stock
	Historical	Historical	Equivalent
May 8, 2019	¥6,759	¥801	¥1,048
October 24, 2019	¥7,486	¥1,159	¥1,160

RISK FACTORS

Prior to making a decision on the share exchange, you should carefully consider the risks described below and the risk factors included in Toyota’s annual report on Form 20-F for the year ended March 31, 2019, along with other information presented, or incorporated by reference, in this prospectus. This prospectus also contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described below and the risk factors included in Toyota’s annual report on Form 20-F for the year ended March 31, 2019, incorporated herein by reference. See “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Relating to the Share Exchange and the Housing Business Integration

The exchange ratio for the share exchange is fixed. As a result, the value of Toyota common stock you receive in the share exchange may be less than the value of your shares when you vote on the share exchange

The share exchange agreement provides that, upon the effectiveness of the share exchange, currently expected to take place on January 7, 2020, each share of Misawa Homes common stock will be exchanged for 0.155 shares of Toyota common stock. While the agreement states that the terms and conditions (including, but not limited to, share exchange ratio) may be changed upon mutual consultation and agreement between THC and Misawa Homes if there is a material change to the financial condition or operating results of THC, Misawa Homes or Toyota, or it otherwise becomes difficult to achieve the purposes of such agreement, apart from that the share exchange ratio is fixed. Therefore, even if the relative market values of Toyota common stock and Misawa Homes common stock change, there may be no change in the number of shares of Toyota common stock that shareholders of Misawa Homes will receive in the share exchange.

Any change in the prices of either company’s common stock occurring prior to the effective date of the share exchange will affect the value that holders of Misawa Homes common stock receive in the share exchange. The value of Toyota common stock to be received in the share exchange may be higher or lower than the indicative value as of the date of this prospectus and/or as of the date of the extraordinary general meeting of Misawa Homes shareholders, depending on the prevailing market prices of Toyota common stock and Misawa Homes common stock.

The share prices of Toyota common stock and Misawa Homes common stock are subject to the general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors that are beyond the control of Toyota and Misawa Homes, including actual changes in, or investor perception of, Toyota’s and Misawa Homes’ businesses, operations and prospects. Regulatory developments, as well as current or potential legal proceedings, and changes in general market and economic conditions may also affect the stock price of Toyota or Misawa Homes.

You should obtain and review recent market quotations for Toyota common stock and Misawa Homes common stock before voting on the share exchange agreement. There can be no assurances as to the future market prices of Toyota common stock and Misawa Homes common stock before the effectiveness of the share exchange, nor as to the market price of Toyota common stock at any time after the effectiveness of the share exchange.

The share exchange and the housing business integration may not produce the benefits anticipated by Toyota

By conducting the housing business integration, Toyota seeks to strengthen capital ties among housing manufacturers to promote collaboration in order to respond to changes in the operating environment faced by the Japanese housing industry, and to achieve efficient growth of the housing business from a long-term perspective. By making Misawa Homes a wholly owned subsidiary through the share exchange, which will be conducted as part of that integration, Toyota aims to enable flexible execution of management strategies through rapid decision-making in response to the changes described above.

Toyota’s ability to realize these anticipated benefits will depend in part on the extent to which the share exchange and the housing business integration can be successfully implemented. The Toyota group may not be able to fully realize, or it may take longer than expected to realize, the anticipated benefits of the share exchange or the housing business integration.

Risks Relating to Owning Toyota Common Stock or ADSs

Investors holding less than a unit of shares will have limited rights as shareholders

Pursuant to the Companies Act and other related legislation, Toyota’s articles of incorporation provide that 100 shares of common stock constitute one unit. If the share exchange is approved, 646 shares of Misawa Homes common stock will be exchanged for 100 shares of Toyota common stock, which constitute one unit, as well as cash in lieu of fractional shares. The Companies Act imposes significant restrictions and limitations on holdings of shares that do not constitute whole units. In general, holders of shares constituting less than one unit do not have the right to vote or to examine Toyota’s accounting books and records. The transferability of shares of Toyota common stock constituting less than one unit is significantly limited. For a more complete description of the unit share system and its effect on the rights of holders of Toyota shares, see “Memorandum and Articles of Association—Japanese Unit Share System” in Toyota’s annual report on Form 20-F for the year ended March 31, 2019 incorporated herein by reference.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, Japanese stock exchanges set daily upward and downward price range limitations for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside the limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to effect a sale at such price on a particular trading day, or at all.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

Toyota’s corporate affairs are governed in accordance with its articles of incorporation, regulations of board of directors, share handling regulations and the Companies Act. Legal principles relating to Toyota’s corporate affairs, including legality of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from, or less clearly defined than, those that would apply if Toyota were incorporated in another jurisdiction. For example, under the Companies Act, only holders of 3% or more of the total voting rights or total issued shares (excluding treasury stock) are entitled to examine Toyota’s accounting books and records. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries.

It may not be possible for investors to effect service of process within the United States upon Toyota or its directors or audit & supervisory board members, or to enforce against Toyota or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States

Toyota is a joint-stock corporation with limited liability incorporated under the laws of Japan. Almost all of Toyota’s directors and audit & supervisory board members reside in Japan. Many of Toyota’s assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon Toyota or these persons or to enforce against it or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. Toyota believes that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

If you become a holder of ADSs, you will have fewer rights than a shareholder has, and you must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends, bringing derivative actions, examining Toyota’s accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the registered holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying a holder’s ADSs as instructed by the holder and will pay to the holder the dividends collected from Toyota. However, if you become an ADS holder by converting shares of Toyota common stock into ADSs, in such capacity, you will not be able to bring a derivative action, examine Toyota’s accounting books and records, or exercise appraisal rights except through the depositary.

If you become a holder of ADSs, you will be subject to restrictions on the withdrawal of shares from Toyota’s depositary receipt facility

Toyota’s articles of incorporation provide that 100 shares constitute one unit. Under Toyota’s ADS program, each ADS represents the right to receive two shares. As a result of the unit share system, American Depositary Receipt, or ADR, holders will only be permitted to surrender ADRs and withdraw underlying shares constituting whole units. If a holder of shares of Toyota common stock becomes an ADS holder by converting those shares into ADSs, and later surrenders an ADR representing shares that do not constitute an integral number of whole units, the depositary will deliver to that holder only those shares which constitute a whole unit. The depositary will then issue to the holder a new ADR representing the remaining shares. Holders of an ADR that represents less than a whole unit of underlying shares will be unable to withdraw the underlying shares. As a result, while holders of common stock whose shares constitute less than one whole unit may require Toyota to purchase such shares under its articles of incorporation, those ADR holders will be unable to require Toyota to purchase their underlying shares to the extent those shares constitute less than one whole unit.

SELECTED FINANCIAL DATA OF TOYOTA

Selected consolidated statement of income data for the fiscal years ended March 31, 2015 and 2016 and selected consolidated balance sheet data as of March 31, 2015, 2016 and 2017 set forth below have been derived from Toyota’s audited consolidated financial statements not included in this prospectus. Selected consolidated statement of income data for the fiscal years ended March 31, 2017, 2018 and 2019 and selected consolidated balance sheet data as of March 31, 2018 and 2019 set forth below have been derived from Toyota’s audited consolidated financial statements incorporated by reference in this prospectus.

Data set forth below are derived from Toyota’s consolidated financial statements prepared in accordance with U.S. GAAP. You should read the selected financial data set forth below in conjunction with Toyota’s consolidated financial statements and related notes and other financial data included, or incorporated by reference, in this prospectus. The following data are qualified in their entirety by reference to all of that information.

	Year Ended March 31,
	2015	2016	2017	2018	2019
	(Yen in millions, except share and per share data)
Consolidated Statement of Income Data:
Automotive:
Revenues	¥25,062,129	¥25,977,416	¥25,081,847	¥26,397,940	¥27,079,077
Operating income	2,325,310	2,448,998	1,692,973	2,011,135	2,038,884
Financial Services:
Revenues	1,661,149	1,896,224	1,823,600	2,017,008	2,153,547
Operating income	361,833	339,226	222,428	285,546	322,821
All Other:
Revenues	1,255,791	1,177,387	1,321,052	1,646,118	1,676,377
Operating income	65,650	66,507	81,327	100,812	105,538
Elimination of intersegment:
Revenues	(744,548)	(647,909)	(629,306)	(681,556)	(683,320)
Operating income	(2,229)	(760)	(2,356)	2,369	302
Total Company:
Revenues	27,234,521	28,403,118	27,597,193	29,379,510	30,225,681
Operating income	2,750,564	2,853,971	1,994,372	2,399,862	2,467,545
Income before income taxes and equity in earnings of affiliated companies	2,892,828	2,983,381	2,193,825	2,620,429	2,285,465
Net income attributable to Toyota Motor Corporation	2,173,338	2,312,694	1,831,109	2,493,983	1,882,873
Net income attributable to Toyota Motor Corporation per share:
Basic	688.02	741.36	605.47	842.00	650.55
Diluted	687.66	735.36	599.22	832.78	645.11
Shares used in computing net income attributable to Toyota Motor Corporation per share, basic (in thousands)	3,158,851	3,111,306	3,008,088	2,947,365	2,871,534
Shares used in computing net income attributable to Toyota Motor Corporation per share, diluted (in thousands)	3,160,429	3,144,947	3,055,826	2,994,766	2,918,674

	Year Ended March 31,
	2015	2016	2017	2018	2019
	(Yen in millions, except per share and numbers of vehicles sold data)
Consolidated Balance Sheet Data (end of period):
Total Assets:	¥47,729,830	¥47,427,597	¥48,750,186	¥50,308,249	¥51,936,949
Short-term debt, including current portion of long-term debt	8,963,492	8,521,088	9,244,131	9,341,190	9,599,233
Long-term debt, less current portion	10,014,395	9,772,065	9,911,596	10,006,374	10,550,945
Toyota Motor Corporation shareholders’ equity	16,788,131	16,746,935	17,514,812	18,735,982	19,348,152
Common stock	397,050	397,050	397,050	397,050	397,050
Book value per share	3,235.44	3,417.07	3,659.40	3,972.72	4,225.55
Other Data:
Dividends per share	¥200.0	¥210.0	¥210.0	¥220.0	¥220.0
Number of vehicles sold
Japan	2,153,694	2,059,093	2,273,962	2,255,313	2,226,177
North America	2,715,173	2,839,229	2,837,334	2,806,467	2,745,047
Europe	859,038	844,412	924,560	968,077	994.060
Asia	1,488,922	1,344,836	1,587,822	1,542,806	1,684,494
Other*	1,755,037	1,593,758	1,347,182	1,391,731	1,327,017

Worldwide total	8,971,864	8,681,328	8,970,860	8,964,394	8,976,795

*	“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

MARKET PRICE AND DIVIDEND INFORMATION

The shares of Toyota common stock are traded on the Tokyo Stock Exchange and the Nagoya Stock Exchange under the ticker symbol “7203” in Japan, and on the London Stock Exchange under the ticker symbol “TYT.” Toyota’s ADSs, each representing two shares of Toyota common stock, are listed on the NYSE under the ticker symbol “TM.” The shares of Misawa Homes common stock are listed on the Tokyo Stock Exchange under the ticker symbol “1722.”

The following table sets forth the closing prices of Toyota common stock and Misawa Homes common stock on May 8, 2019, the last full trading day prior to the public announcement date on which the two companies announced the share exchange, and October 24, 2019, the last practicable trading day prior to the distribution of this prospectus. The table also sets forth the implied equivalent value of Misawa Homes common stock on these dates, as determined by multiplying the applicable closing price of Toyota common stock by the exchange ratio of 0.155 Toyota shares per Misawa Homes share. Toyota urges you to obtain current market quotations for each of the two companies’ common stock.

	Toyota common stock	Misawa Homes common stock
	Historical	Historical	Equivalent
May 8, 2019	¥6,759	¥801	¥1,048
October 24, 2019	¥7,486	¥1,159	¥1,160

The following table sets forth the dividends per share of common stock declared by Toyota and Misawa Homes for each of the periods shown. The periods shown are the six months ended on that date. The U.S. dollar equivalents for the cash dividends shown are based on the noon buying rate for Japanese yen on the last date of each period set forth below.

	Toyota		Misawa Homes
Period Ended	Yen	Dollars	Yen	Dollars
September 30, 2014	75.00	0.68	0.00	0.00
March 31, 2015	125.00	1.04	20.00	0.17
September 30, 2015	100.00	0.83	0.00	0.00
March 31, 2016	110.00	0.98	20.00	0.18
September 30, 2016	100.00	0.98	0.00	0.00
March 31, 2017	110.00	0.98	25.00	0.22
September 30, 2017	100.00	0.88	0.00	0.00
March 31, 2018	120.00	1.12	20.00	0.19
September 30, 2018	100.00	0.88	0.00	0.00
March 31, 2019	120.00	1.08	25.00	0.23

EXTRAORDINARY GENERAL MEETING OF MISAWA HOMES SHAREHOLDERS

General

Misawa Homes is distributing mail-in voting cards to its shareholders who are entitled to exercise their voting rights (or their or their broker’s standing proxies in Japan, as appropriate) for use at the extraordinary general meeting of shareholders of Misawa Homes, expected to be held on November 26, 2019, at the “Sky Conference Room” in the Shinjuku NS Building (30th Floor, 2-4-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan) (Japan time). Misawa Homes will distribute the mail-in voting cards, together with the notice of convocation of the meeting and reference documents concerning the shareholders’ meeting, by mail to its shareholders (or their or their broker’s standing proxies in Japan, as appropriate) who have voting rights as of the record date.

Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan, directly or indirectly through their securities broker. For shareholders eligible to vote who are non-residents of Japan and who have appointed a standing proxy in Japan, Misawa Homes will distribute voting and reference materials to their standing proxy in Japan, who may then transmit those materials to the shareholders according to the terms of the respective proxy agreements. For shareholders eligible to vote who are non-residents of Japan and who have purchased shares of Misawa Homes through a securities broker located outside of Japan, Misawa Homes will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to transmit those materials according to the terms of the arrangement with the broker. Misawa Homes shareholders who are non-residents of Japan are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For shareholders eligible to vote who are non-residents of Japan and who have designated a mailing address in Japan, Misawa Homes will send voting and reference materials to that mailing address.

At the extraordinary general shareholders’ meeting of Misawa Homes, the approval of the share exchange agreement will be considered and voted upon by the shareholders of Misawa Homes.

Voting

Voting Rights

Misawa Homes currently uses the unit share system, where one unit consists of 100 shares of common stock of Misawa Homes. Misawa Homes shareholders may vote at the extraordinary general meeting of shareholders of Misawa Homes only if they are registered as a holder of one unit or more shares of Misawa Homes common stock in Misawa Homes’ register of shareholders on the record date. Each unit of shares of Misawa Homes common stock outstanding on the Misawa Homes record date is entitled to one vote on each matter properly submitted at the extraordinary general shareholders’ meeting of Misawa Homes. Shares constituting less than one unit are not entitled to vote.

The following shares are not entitled to vote at, and are not counted in determining the quorum for, the extraordinary general meeting of shareholders:

•	treasury shares held by Misawa Homes;

•	shares held by entities in which Misawa Homes (together with its subsidiaries) holds 25% or more of the voting rights; and

•	shares issued after the applicable record date and shares that have come to constitute one or more unit after the record date.

Record Date

September 30, 2019 is the record date for the determination of the holders of Misawa Homes common stock entitled to exercise the shareholders’ rights at the extraordinary general meeting of shareholders of Misawa Homes.

How to Vote; Use of Mail-in Voting Cards

Shareholders who are entitled to exercise voting rights at the extraordinary general meeting of shareholders of Misawa Homes may exercise their voting rights by attending the meeting in person or by having another shareholder who has voting rights attend the meeting as their attorney-in-fact or by returning the mail-in voting cards that will be mailed to those shareholders or, in case of shareholders who are non-residents of Japan and who have appointed a standing proxy, through their standing proxy in Japan.

Holders of Misawa Homes common stock entitled to vote at the extraordinary general meeting of shareholders of Misawa Homes may vote their shares by returning a mail-in voting card, using the form in Japanese which Misawa Homes is distributing together with the notice of convocation of such meeting by mail to those holders. Mail-in voting cards will allow a shareholder with a right to vote at the shareholders’ meeting to indicate his or her approval or disapproval with respect to each proposal at the meeting, including the share exchange agreement. Completed mail-in voting cards must be received by Misawa Homes by 6:00 p.m. (Japan time) one Japanese business day prior to the shareholders’ meeting.

In accordance with applicable Japanese law and practice, Misawa Homes intends to:

•	count toward the quorum for its shareholders’ meeting any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals; and

•	count the shares represented by mail-in voting cards returned in this manner as votes in favor of the share exchange agreement and other proposals referred to in the mail-in voting cards.

How to Vote; Use of Online Voting System

In addition to exercising voting rights as described above, shareholders entitled to vote at the extraordinary general meeting of shareholders of Misawa Homes may also vote their shares via the Internet through an online voting system. Shareholders can log in to the system either by reading the QR code printed on the mail-in voting card with a smartphone or accessing the website for such voting and entering the login ID and temporary password printed on the mail-in voting card, details of which will be provided in the notice of convocation of such extraordinary general meeting of shareholders. The online voting system will allow a shareholder entitled to vote at the shareholders’ meeting to indicate his or her approval or disapproval with respect to each proposal at the meeting, including the approval of the share exchange agreement. Online voting must be completed and received by Misawa Homes by 6:00 p.m. (Japan time) one Japanese business day prior to the shareholders’ meeting. If a shareholder exercises his or her voting right both by returning the mail-in voting card and via the online voting system, only those votes exercised via the online voting system will be deemed as a valid vote. If a shareholder exercises his or her voting right more than once via the online voting system with a computer or a smartphone, only the last vote will be deemed as a valid vote.

Vote Required

Approval of the share exchange agreement requires the affirmative vote of at least two-thirds of voting rights of Misawa Homes shareholders present or represented at the extraordinary general meeting of shareholders of Misawa Homes, at which shareholders holding at least one-third of the total voting rights of Misawa Homes shareholders who are entitled to exercise their voting rights are present or represented.

As of September 30, 2019, of the 43,059,374 shares of Misawa Homes common stock outstanding, the directors, executive officers and audit & supervisory board members of Misawa Homes owned an aggregate of 59,682 shares, representing less than 0.14% of the outstanding shares of Misawa Homes common stock, and no shares were held by entities that did not have voting rights as set forth in the second bullet of “—Voting Rights” above. As of September 30, 2019, directors, executive officers and audit & supervisory board members of Toyota owned less than 0.01% of the outstanding shares of Misawa Homes common stock.

Revocation

Any person who submits a mail-in voting card by mail may revoke it any time before it is voted:

•	by sending another mail-in voting card dated a later date than the previous mail-in voting card to Misawa Homes if Misawa Homes redistributes mail-in voting cards; or

•

by voting in person, or through another shareholder entitled to vote and appointed as such person’s attorney-in-fact or through a standing proxy in the case of shareholders who are non-residents of Japan, at the extraordinary general meeting of shareholders of Misawa Homes.

Misawa Homes shareholders who have instructed a broker to vote their shares must follow directions received from their broker to change and revoke their vote.

THE SHARE EXCHANGE

This section of the prospectus describes material aspects of the share exchange, including the material provisions of the share exchange agreement. The full text of an English translation of the share exchange agreement, the original of which is written in Japanese, is incorporated herein by reference in its entirety and is included in this prospectus as Appendix A.

General

The boards of directors of Toyota, THC and Misawa Homes have agreed to the share exchange, which will be conducted under the Companies Act. The share exchange will entail THC allotting and delivering to Misawa Homes shareholders as of the time immediately preceding the share exchange (other than THC) 0.155 shares of Toyota common stock for each share of Misawa Homes common stock that such shareholders hold. Toyota and THC currently contemplate that THC will acquire the shares of Toyota common stock that it will deliver in the share exchange through Toyota allotting, in a third-party allotment under the Companies Act, Toyota treasury shares to THC at an agreed-upon price. Such a third-party allotment will be subject to the approval of Toyota’s board of directors, and such acquisition of Toyota treasury shares by THC will be subject to the approval of THC’s board of directors.

The approval of Misawa Homes shareholders for the share exchange will be sought at an extraordinary general meeting of shareholders of Misawa Homes. If the share exchange agreement is approved by the shareholders of Misawa Homes, unless the share exchange agreement otherwise ceases to have effect, which is expected only under certain specified circumstances, the share exchange is expected to become effective on January 7, 2020. For a further discussion of the circumstances under which the share exchange agreement may be terminated, see “—Material Terms of the Share Exchange Agreement—Amendment, Termination and Effectiveness of the Share Exchange Agreement.”

Background to the Share Exchange

Misawa Homes traces its roots to the former Misawa Homes Co., Ltd., which was incorporated in 1967. In 2003, that company and others formed what is now Misawa Homes Co., Ltd. to act as a holding company. Misawa Homes has been operating a wide range of housing businesses, including a detached housing business, an existing asset utilization business, a home remodeling business and a town development business. Toyota and Misawa Homes entered into a capital alliance in 2005 to promote collaboration in areas such as joint purchasing of materials and land, joint development of rental housings and personnel exchanges in the housing business. The collaboration was further strengthened by a subsequent capital and business alliance between THC and Misawa Homes in 2016 and in the following year, Misawa Homes became a consolidated subsidiary of THC through a tender offer by and a third-party allotment to THC while maintaining its listed status.

Responding to the recent changes in the business environment that the housing industry is facing, in fall 2018 the Toyota group and the Panasonic group started to consider combining their housing businesses through establishment of a joint venture company that will focus on the town development business.

On December 21 and 25, 2018, Toyota retained Nagashima Ohno & Tsunematsu, or NO&T, as its Japanese legal counsel and Nomura Securities Co., Ltd., or Nomura, as its financial advisor.

On January 18, 2019, Toyota retained Deloitte Tohmatsu Financial Advisory LLC, or Deloitte, as its accounting and tax advisor.

In the course of discussing the housing business integration, the Toyota group and the Panasonic group began to consider the idea of making Misawa Homes a wholly owned subsidiary of THC as part of the housing business integration, in order to enable flexible execution of management strategies and to achieve efficient growth of its housing business.

On February 26, 2019, Toyota retained Shearman & Sterling LLP as its U.S. legal counsel.

On March 8, 2019, Mr. Koji Kobayashi, Representative Director and Executive Vice President of Toyota, proposed to Mr. Nobuo Takenaka, Chairman of the Board of Misawa Homes, that Toyota make Misawa Homes a wholly owned indirect subsidiary of Toyota through a share exchange as part of the housing business integration. In response, Mr. Takenaka expressed interest in the idea.

On March 12, 2019, Toyota and Misawa Homes held a meeting to discuss the idea of making Misawa Homes a wholly owned direct subsidiary of THC and a wholly owned indirect subsidiary of Toyota through a triangular statutory share exchange as part of the housing business integration, including the structure after the housing business integration. Mr. Takenaka and Mr. Hideki Shimomura, Representative Director and Executive Vice President of Misawa, participated in the meeting along with working group members of Toyota, Misawa Homes and Nomura.

On March 14, 2019, Misawa Homes retained SMBC Nikko as its financial advisor. Misawa Homes selected SMBC Nikko as its financial advisor on the basis of SMBC Nikko’s familiarity with Misawa Homes and its experience in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

On March 14, 2019, persons from Toyota, including Mr. Masayoshi Shirayanagi, Operating Officer, visited Mr. Takenaka and Mr. Masashi Isogai, Representative Director and Chief Executive Officer of Misawa Homes. At the meeting, the parties agreed to proceed with the proposal of making Misawa Homes a wholly owned direct subsidiary of THC and a wholly owned indirect subsidiary of Toyota. Later that day, working group members of Toyota and Misawa Homes discussed the schedule for the transaction, and agreed to hold a kickoff meeting the following day together with their respective financial advisors.

On March 15, 2019, working group members of Toyota, Misawa Homes, Nomura and SMBC Nikko held a kick-off meeting to discuss the transaction, including the schedule.

On March 19, 2019, Misawa Homes retained Hibiya Park Law Offices as its Japanese legal counsel.

On March 28, 2019, Misawa Homes established a third-party committee comprising members with no material relationship with Toyota and THC and referred to it the questions of whether (a) the purpose of the share exchange was legitimate and reasonable, (b) the fairness of procedures of the share exchange was ensured, (c) the legitimacy and appropriateness of the transaction terms and conditions were ensured, and (d) based on (a), (b) and (c) above, conducting the share exchange would not be disadvantageous to the minority shareholders of Misawa Homes. From April 3, 2019 to April 26, 2019, the third-party committee was convened five times, and carefully reviewed the matters referred to it by gathering information and consulting with each other as necessary.

From March 29 through April 17, 2019, working group members of Toyota, Misawa Homes and their respective advisors, among others, conducted due diligence on each other through multiple meetings and conference calls.

On April 11, 2019, Toyota conveyed to Misawa Homes, through the financial advisors, its initial proposal concerning the share exchange ratio of 0.14 shares of Toyota common stock for each share of Misawa Homes common stock.

On April 17, 2019, Toyota received from Misawa Homes, through the financial advisors, a counterproposal of 0.2 shares of Toyota common stock for each share of Misawa Homes common stock. Later on the same day, Toyota responded with a revised proposal of 0.15 shares of Toyota common stock for each share of Misawa Homes common stock.

On April 18, 2019, Toyota received through the financial advisors a second counterproposal from Misawa Homes, which was a share exchange ratio of 0.19 shares of Toyota common stock for each share of Misawa Homes common stock. In response, on the next day Toyota communicated through the financial advisors a third proposal concerning the share exchange ratio of 0.15 shares of Toyota common stock for each share of Misawa Homes common stock.

On April 22, 2019, Toyota received from Misawa Homes, through the financial advisors, a third counterproposal, which was a share exchange ratio of 0.18 shares of Toyota common stock for each share of Misawa Homes common stock.

On April 23, 2019, working group members of Toyota and Misawa met to negotiate the share exchange ratio as well as how Misawa Homes will be governed and operated under the joint venture after the completion of the housing business integration.

On April 24, 2019, working group members of Toyota and Misawa Homes had a call and agreed to present to their respective boards the share exchange ratio of 0.155 shares of Toyota common stock for each share of Misawa Homes common stock, subject to receipt of the final response to the referral to the third-party committee supporting the transaction.

On May 9, 2019, the boards of directors of Toyota, THC and Misawa Homes separately approved the terms of the share exchange agreement, including that 0.155 shares of Toyota common stock will be exchanged for each share of Misawa Homes common stock. THC and Misawa Homes then executed the share exchange agreement. Toyota, THC and Misawa Homes announced the details of the share exchange, including the share exchange ratio. If the share exchange agreement is approved by the shareholders of Misawa Homes, unless the share exchange agreement otherwise ceases to have effect, or the planned effective date of the housing business integration is changed by the date ten Japanese business days before the planned delisting date of Misawa Homes (namely December 30, 2019), the share exchange is expected to become effective on January 7, 2020. For a further discussion of the termination of the share exchange agreement and other events that may delay the effectiveness of the share exchange, see “—Material Terms of the Share Exchange Agreement—Amendment, Termination and Effectiveness of the Share Exchange Agreement.”

Reasons for the Share Exchange

In recent years, governmental regulations and customer needs surrounding the Japanese housing industry have changed due to various factors such as a long-term population decline in Japan and the associated shrinking of the Japanese housing market, the shift of customer preferences from constructing new housing to utilizing existing housing stock by such means as using vacant houses or renovation, and a growing concern for the environment. Additionally, the concepts of “home” or “town” have been or will be drastically changed due to, among other things, further advancements in mobility such as automated driving and development of communication technology, as well as corresponding changes in customers’ values. Accordingly, the key element required to make a town competitive in the town development business may shift from the “location” to “the degree of satisfaction with the service infrastructure for daily life.”

The Housing Business Integration

Considering these major changes in the business environment that the housing industry is facing and the increasing importance for housing manufacturers to respond thereto as well as the intensifying competitiveness in the market, the Toyota group and the Panasonic group decided to seek to conduct the housing business integration, which will involve combining their housing businesses under Prime Life Technologies, a joint venture company to be newly established that will focus on the town development business. Toyota and Panasonic entered into agreements to that effect on May 9, 2019. As agreed between Toyota and Panasonic, the housing business integration will principally entail the following:

•	Toyota and the Panasonic group will have the same ratio of equity participation in Prime Life Technologies.

•	Toyota will make THC a wholly owned subsidiary by such means as causing THC to acquire its shares of common stock from its minority shareholders.

•

THC will acquire approximately 49% of the outstanding shares of Misawa Homes common stock that are owned by Misawa Homes shareholders other than THC through the share exchange. As a result, Misawa Homes will temporarily become a wholly owned subsidiary of THC.

•

Toyota will purchase shares of common stock of Panasonic Homes Co., Ltd. from Panasonic, such that the value of the assets Panasonic and Toyota contribute to Prime Life Technologies in the joint share transfer is equal.

•

Toyota will transfer all of the shares of THC common stock, as well as all of its shares of Panasonic Homes common stock, to Prime Life Technologies and will acquire shares of common stock of Prime Life Technologies in exchange.

•

Panasonic will transfer all of the shares of common stock owned by itself or indirectly through its subsidiaries in Panasonic Homes Co., Ltd., Panasonic Construction Engineering Co., Ltd. and Matsumura-gumi Corporation to Prime Life Technologies and will acquire shares of common stock of Prime Life Technologies in exchange. With respect to Panasonic Construction Engineering, such transfer will take place after a Panasonic subsidiary succeeds to a part of Panasonic Construction Engineering’s business, such as contracted construction work from housing equipment distributors, through an absorption-type company split under Japanese law. The transfer of shares to Prime Life Technologies, as well as Toyota’s transfer of shares to Prime Life Technologies, will be done through a joint share transfer under Japanese law.

•	Prime Life Technologies will acquire the shares of common stock of Misawa Homes from THC.

The housing business integration is expected to become effective on January 7, 2020.

Through the above, Toyota believes that both groups will be able to reinforce the foundation of these housing businesses through collaboration. In particular, through the housing business integration, Toyota and Panasonic will endeavor to be one of the leaders in the domestic housing industry and to reinforce the management structure and further improve profitability of the businesses through expanding their scale.

Toyota and Panasonic also separately entered into a memorandum of understanding with Mitsui concerning the town development business, and are continuing discussions regarding the development of the joint venture, including the possibility of Mitsui’s equity participation in the joint venture. Mitsui’s equity participation, if any, is expected to be completed subsequent to the effective date of the housing business integration.

With respect to town development, Toyota and Panasonic will aim to fuse the mobility services initiatives promoted by Toyota and the “lifestyle updates” initiatives spearheaded by Panasonic through collaboration based on the establishment of the joint venture, thereby creating new value for the entire town as a whole. Toyota and Panasonic are committed to realizing improvements in peoples’ lives while seeking growth and advancements in the town development business. A rapid change is expected in this business due to the accelerated deployment of the Internet-of-Things technologies in such products as home appliances and household equipment, as well as the evolution in mobility, evidenced by such developments as “CASE” (an acronym that stands for “Connected,” “Autonomous,” “Shared” and “Electric”) and “mobility as a service” (or MaaS), a new concept of providing services by connecting cars, public transportation and other means of transportation through IT. Through the establishment of the joint venture, Toyota and Panasonic will seek to contribute to the realization of more attractive towns, with a supply of approximately 17,000 detached houses, making use of Toyota’s expertise in mobility and Panasonic’s knowledge and digital technology related to living.

Prime Life Technologies is expected not to be a consolidated subsidiary of either Toyota or Panasonic. Nevertheless, the growth and development of the town development business through the combination of the real estate business with technology is expected to continue to be an important focus in the business strategies of both

Toyota and Panasonic. Prime Life Technologies is expected to further strengthen its foundation in the housing business through the integration of the housing businesses of both companies, and establish a structure which enables dynamic expansion of the town development business, which is expected to be the core of its future growth.

The Share Exchange

In the course of considering and ultimately agreeing with Panasonic on the terms of the housing business integration, Toyota came to recognize the necessity of making Misawa Homes—the only listed company among the Toyota group and Panasonic group businesses that would be contributed to the joint venture—a wholly owned subsidiary of THC as part of the housing business integration, in order to enable flexible execution of management strategies through rapid decision-making in response to the changes in governmental requirements and societal needs described above, and to achieve efficient growth of the housing business through the housing business integration from a long-term perspective.

In turn, Misawa Homes believes that the housing business integration, including the share exchange, will grow Misawa Homes’ enterprise value over the long term and also contribute to the improvement of the overall enterprise value of the Toyota group and the Panasonic group. Misawa Homes believes that it promises to not only delivers benefits to each of the housing businesses being combined under Prime Life Technologies, but also enables a fusion of management resources, such as the technology, expertise, and development resources possessed by each company—mainly from the perspectives of mobility services for the Toyota group, “lifestyle updates” and “lifestyle technology” such as IoT household appliances and equipment for the Panasonic group, and a town development company, engaging in such businesses as compact city-style real estate development, for Misawa Homes—which Misawa Homes believes will enable its evolution and growth as a town development business operator through the provision of appealing services with even greater added value. Misawa Homes also believes that providing shares of Toyota common stock to Misawa Homes shareholders in the share exchange will make it possible to provide shareholders with the benefits of the housing business integration’s synergies, and thus be beneficial to its shareholders.

Misawa Homes believes that becoming a wholly owned subsidiary of THC and the housing business integration will create the following specific synergies:

•

Economies of scale in the housing business. The increased size of operations due to the housing business integration will create a group boasting a supply of approximately 17,000 detached houses. Misawa Homes believes that conducting the housing businesses under the management of Prime Life Technologies will enable the elimination of redundancies and enhance the businesses’ competitive advantages, while further increasing management efficiency on a Japan-wide scale by the businesses mutually complementing one another in their respective areas.

•

Realization of efficient growth of the housing businesses through acceleration of the execution of management strategies. Misawa Homes believes that, through accelerating the execution of management strategies at each of the businesses to be transferred to Prime Life Technologies, the housing business integration will further accelerate the initiatives in the housing businesses, such as cost reduction and streamlining of operations in back-office departments through using shared infrastructure as well as cost reduction through joint purchasing. Additionally, it will enable proactive sharing of information and personnel, which, as a listed company, Misawa Homes had to restrict to maintain independence.

•

Creation of new business models by combining real estate and technology. As the sources of value of housing change from “location” to “the form that the town takes” and from “the building itself” to its “functions and ease of use” in association with changes in individual lifestyles and the diversification of values, town development based on the actual lifestyles of each individual resident will become increasingly important. Misawa Homes believes that Prime Life Technologies will be able to facilitate that by integrating the management resources possessed by each business that will be transferred to the joint venture. For example, Misawa Homes believes that, by providing urban designs optimized for mobility services in anticipation of technological advancements such as self-driving vehicles, as well as new services and technologies such as housing incorporating IoT technology to connect home appliances, security equipment and various types of mobile devices with computer networks at all times, the joint venture will enable the creation of new “lifestyle” value for an entire town, and thereby facilitate giving the whole area high added value and enhanced competitiveness. In addition, becoming an unlisted company through the share exchange will enable Misawa Homes to carry out agile decision-making to establish and expand new business models.

•

Acceleration of overseas expansion. In the medium- to long-term, Misawa Homes believes that, with the town development business as the starting point, it will be possible to supplement vigorous town development needs, centering on Asia and other countries where there is significant population growth and growing demand for urban infrastructure that alleviates issues caused by urbanization, such as traffic jams, in association with the rapid growth of cities. Additionally, by becoming an unlisted company through the share exchange, it will become possible to flexibly leverage the track record and network that each of the businesses that will be transferred to the joint venture has cultivated thus far and use it as a foothold to enhance the overseas town development business without regard for concerns about independence as is required for a listed company.

Determination of Misawa Homes’ Board of Directors

On May 9, 2019, Toyota, THC and Misawa Homes passed resolutions of their respective boards of directors to conduct the share exchange, in which THC will become the wholly owning parent company and Misawa Homes will become the wholly owned subsidiary resulting from the share exchange. Of the twelve members of the board, six members were in attendance and unanimously resolved that the share exchange ratio is fair to the non-controlling shareholders of Misawa Homes and approved the share exchange. Of the six remaining directors, as Mr. Masashi Isogai and Mr. Hideyuki Yoshimatsu both formerly worked for Toyota and THC, as Mr. Tadashi Yamashina concurrently serves as the President of THC, as Mr. Yuji Goto and Mr. Naoki Teramoto both concurrently serve as Directors of THC, and as Mr. Sumio Yokota concurrently serves as Associate Director for THC, from the perspective of avoiding conflicts of interest, they did not participate in the Misawa Homes board of directors’ deliberation of, and resolution concerning, the share exchange, and did not participate in discussions and negotiations of the share exchange with Toyota and THC on behalf of Misawa Homes. Of the three audit & supervisory board members of Misawa Homes, as Mr. Hirohiko Fukatsu concurrently serves as an audit & supervisory board member of THC, he did not participate in the Misawa Homes board of directors’ deliberation of the share exchange, and refrained from stating any opinion regarding the resolution on the share exchange at that same meeting of the board of directors. The remaining two audit & supervisory board members (including one outside audit & supervisory board members) participated in the deliberation of the board meeting and opined that they had no objections to the consummation of the share exchange.

In making its determination to approve the share exchange agreement with advice from Misawa Homes’ financial and legal advisors, the board of directors of Misawa Homes considered a number of factors, including the following:

•	the board’s knowledge of the businesses, operations, financial condition, earnings and future prospects of both Misawa Homes and Toyota;

•	the board’s knowledge of the current and prospective economic, market and industry environment in which Misawa Homes and Toyota operate;

•	the results of the legal and financial due diligence of Toyota’s operations conducted by Misawa Homes and its legal and financial advisors;

•	the results of analyses of the share exchange ratio, prepared by SMBC Nikko, which included market price analysis and discounted cash flow analysis;

•	the original signed version of the financial analysis report of SMBC Nikko dated May 8, 2019, which was delivered to the board of directors of Misawa Homes;

•	the response to the referral to the third-party committee dated May 9, 2019, which was delivered to Misawa Homes’ board of directors;

•	the fact that the outside audit & supervisory board members who did not have conflicts of interest expressed no objections to Misawa Homes’ execution of the share exchange agreement; and

•	the terms of the share exchange agreement and its effects.

The foregoing discussion of the information considered by the board of directors of Misawa Homes is not exhaustive, but includes the material factors that the board of directors of Misawa Homes considered in approving the share exchange. In view of the wide variety of factors considered in connection with its evaluation of the share exchange and the complexity of these matters, the board of directors of Misawa Homes did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. The board of directors of Misawa Homes conducted an overall analysis of the factors described above, including discussions with Misawa Homes’ financial and legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

The above description contains forward-looking statements and, therefore, should be read in light of the factors discussed under “Cautionary Statement Concerning Forward-Looking Statements.”

Advice and Reports from Misawa Homes’ Advisors

Misawa Homes’ Financial Advisor

Financial Analysis Report of Misawa Homes’ Financial Advisor

SMBC Nikko delivered its financial analysis report in Japanese to Misawa Homes’ board of directors on May 8, 2019. The English translation of the financial analysis report of SMBC Nikko is included in this prospectus as Appendix B. The financial analysis report was prepared for the sole use of the board of directors of Misawa Homes to provide it with useful information in relation to the share exchange ratio. As such, no opinion or evaluation was provided in the financial analysis report, nor is such opinion or evaluation indirectly suggested or implied, in relation to the fairness of the share exchange ratio to any parties, entities or individuals, including Misawa Homes and its shareholders. In addition, the financial analysis report is not intended for the shareholders of Misawa Homes nor does it intend to provide them with any assistance or recommendations on voting at the extraordinary general meeting of shareholders where Misawa Homes shareholders will decide upon the approval of the share exchange.

SMBC Nikko has consented to the inclusion of its financial analysis report as Appendix B to this prospectus. By giving such consent, SMBC Nikko does not thereby admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder, nor does it thereby admit that it is an expert with respect to any part of this Registration Statement on Form F-4 of which this prospectus forms a part within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

In connection with preparing the financial analysis report, SMBC Nikko used the following materials and information sources:

•	Misawa Homes’ and Toyota’s securities reports (yukashoken hokokusyo), quarterly reports (shihanki hokokusyo), and financial reports summaries (kessan tanshin);

•	Misawa Homes’ projections and other business and financial-related materials and information provided by Misawa Homes;

•	materials and information provided by Misawa Homes through interviews and other means;

•	Misawa Homes’ and Toyota’s historical share price and trading activity; and

•	other public data and related information.

SMBC Nikko did not consider any potential synergistic effects resulting from the share exchange in the financial analysis, and only used Misawa Homes’ projections on a stand-alone basis.

SMBC Nikko assumed that the materials and information used for the financial analysis report are accurate and complete in all respects. SMBC Nikko did not conduct any independent verification or validation of the accuracy or completeness of any such materials or information and SMBC Nikko specifically disclaims any and all responsibility or obligation to verify the accuracy or completeness of any such materials or information. Furthermore, SMBC Nikko has not independently conducted any evaluation, appraisal or assessment of the assets and liabilities of Misawa Homes, Toyota and affiliates of either of them on its own or in cooperation with other professionals. The analyses (in whole or any part) set out in the financial analysis report may be affected considerably in the event there are any deficiencies in the accuracy or completeness of any materials or information used in the preparation of the financial analysis report.

SMBC Nikko has assumed that there are not any undisclosed claims or liabilities including but not limited to those pertaining to lawsuits, disputes, environmental issues, tax-related matters or otherwise, any undisclosed contingencies or off-the-book liabilities concerning Misawa Homes, Toyota and their affiliates, and that there are no other undisclosed facts which could have a material impact on the contents of the financial analysis report including the analyses set out therein.

SMBC Nikko has assumed that the projections and other materials provided to SMBC Nikko for use in the financial analysis report have been prepared by the provider(s) on the best estimate and judgment possible of such provider(s) as of the reference date of the financial analysis report and in accordance with proper and reasonable procedures. SMBC Nikko may have made analyses in the financial analysis report under certain assumptions, based on the provided data and information, on the premise that the provided data and information and the assumptions were all accurate and reasonable. SMBC Nikko does not independently conduct, nor assume any responsibility or obligation to conduct, any research, examination, verification or validation as to the accuracy, validity or feasibility of such assumed matters.

Summary of Financial Analyses of Misawa Homes’ Financial Advisor

The following is a summary of the material financial analyses contained in the financial analysis report. The following summary, however, does not purport to be a complete description of the financial analyses performed by SMBC Nikko, and is qualified in its entirety by Appendix B. In addition, the order of analyses described below does not purport to represent the relative importance or weight given to those analyses by SMBC Nikko. The financial analyses summarized below include information presented in tabular format, which must be read together with the full text of the summary. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 8, 2019 and is not necessarily indicative of current market conditions. With Misawa Homes’ consent, SMBC Nikko used the market price analysis to analyze Toyota shares and Misawa Homes shares, and used the discounted cash flow analysis and the comparable company analysis to analyze Misawa Homes shares.

Market Price Analysis. In conducting the market price analysis, SMBC Nikko set May 8, 2019 as the reference date, which was the business day immediately prior to the date of the announcement of the share exchange, and used the closing share price of Misawa Homes and Toyota on the reference date and the simple average closing share prices of Misawa Homes and Toyota during the following three periods, in each case ending on the reference date: (i) the most recent one month, (ii) the most recent three months and (iii) the most recent six months.

The results of the analysis were as follows:

Exchange ratio per Misawa Homes share
1 Month	0.111
3 Months	0.114
6 Months	0.114

As a result of this analysis, the range of implied exchange ratios per share of Misawa Homes was calculated to be 0.111 to 0.114.

Discounted Cash Flow Analysis. In conducting the discounted cash flow analysis, SMBC Nikko analyzed the Misawa Homes shares by discounting cash flows based on each financial projection for the fiscal years ending March 31, 2023, which SMBC Nikko received from Misawa Homes, to its present value at the discount rates ranging from 4.5% to 5.6% for Misawa Homes shares. SMBC Nikko adopted the multiples method and the perpetual growth rate method to calculate the terminal value. For the multiples method, SMBC Nikko applied EBITDA multiples ranging from 5.8x to 7.1x, and for the perpetual growth rate method, applied perpetual growth rates ranging from -0.25% to 0.25%.

The results of the analysis were as follows:

Discount rate	Projected periods	Perpetual growth rate	EBITDA multiple
4.5% to 5.6%	From the fiscal year ended March 31, 2019 through the fiscal year ending March 31, 2023	-0.25% to 0.25%	5.8x to 7.1x

The discounted cash flow analysis resulted in a range of implied exchange ratios per share of Misawa Homes of 0.076 to 0.202.

Comparable Company Analysis. Using publicly available information, SMBC Nikko compared selected financial data of Misawa Homes with similar data for selected publicly traded companies engaged in businesses which SMBC Nikko judged to be analogous to the businesses of Misawa Homes through interviews with Misawa Homes and analyses of the industry as well as screenings based on respective business models. While none of these companies are directly comparable to Misawa Homes, they are companies with operations and businesses that, for the purposes of this analysis, may be considered similar to Misawa Homes with respect to results, market size or product profile, as the case may be.

For Misawa Homes, SMBC Nikko compared selected financial data with similar data of the following publicly listed companies:

•	Sekisui House, Ltd.;

•	Iida Group Holdings Co., Ltd.;

•	Sumitomo Forestry Co., Ltd.;

•	Open House Co., Ltd.;

•	TamaHome Co., Ltd.; and

•	Sanei Architecture Planning Co., Ltd.

Using publicly available information, SMBC Nikko analyzed, for each selected company listed above, the ratio of the company’s enterprise value as of May 8, 2019 as a multiple of the company’s EBITDA. This analysis indicated a range of implied exchange ratios of 0.110 to 0.185.

Miscellaneous

As a part of its investment banking business, SMBC Nikko is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. SMBC Nikko was selected to act as Misawa Homes’ financial advisor with respect to the share exchange on the basis of such experience and its familiarity with Misawa Homes, and will receive a fee for its services, a portion of which is contingent upon consummation of the share exchange.

SMBC Nikko is a member of the Sumitomo Mitsui Financial Group, or SMFG, and SMBC Nikko and other group companies of SMFG may provide various financial services such as banking services (including corporate and investment banking), and securities trading, brokerage or underwriting services, to Misawa Homes and to other parties/entities that may be involved in the share exchange, as well as their shareholders, subsidiaries and affiliates, for which SMBC Nikko and other group companies of SMFG may receive fees.

Response to the Referral to the Third-Party Committee

On April 3, 2019, Misawa Homes established a third-party committee consisting of three members—Mr. Ryota Miura, an attorney-at-law, Mr. Shinsuke Hasegawa, a certified public accountant and certified public tax accountant, and Mr. Masakazu Iwaki, an independent outside director, all of whom are experts and are independent of and have no material relationship with Toyota, THC or Misawa Homes—in order to prevent circumstances under which the share exchange is consummated under terms and conditions that are disadvantageous to the minority shareholders of Misawa Homes. Misawa Homes’ board of directors referred to the third-party committee the questions of whether (1) the purpose of the share exchange was legitimate and reasonable, (2) the fairness of the procedures of the share exchange was ensured, (3) the legitimacy and appropriateness of the transaction terms and conditions were ensured, and (4) based on (1), (2), and (3) above, conducting the share exchange would not be disadvantageous to the minority shareholders of Misawa Homes.

From April 3, 2019 to May 9, 2019, the third-party committee carefully reviewed the matters referred to it by holding five meetings in total, as well as by gathering information, conducting interviews and consulting with each other as necessary. For example, the third-party committee received an explanation from Misawa Homes concerning the purpose of, the background leading to and the terms of the share exchange, the relationship among the parties to the share exchange and other relevant circumstances. The third-party committee also made inquiries of Toyota and THC about such matters as their approach to, awareness concerning and business expansion plans after the share exchange. It additionally received a financial analysis report concerning the share exchange ratio from SMBC Nikko, as well as detailed explanations from SMBC Nikko regarding the methodologies of the analysis used by it and the results of the analysis. Further, the third-party committee received explanations from Hibiya Park Law Offices, legal advisor to Misawa Homes, concerning the legality of the procedures of the share exchange.

Based on the above, the third-party committee submitted a response to the referral to the third-party committee (toshinsho) on May 9, 2019 to the board of directors of Misawa Homes to the effect that the share exchange is not disadvantageous to Misawa Homes’ minority shareholders.

The English translation of the response to the referral to the third-party committee is included in this prospectus as Appendix C.

Material Terms of the Share Exchange Agreement

On May 9, 2019, THC and Misawa Homes entered into a share exchange agreement setting forth the terms of the share exchange. The following is a summary of material provisions of the share exchange agreement. This summary is qualified in its entirety by reference to the share exchange agreement, an English translation of which is incorporated by reference in its entirety and included in this prospectus as Appendix A.

Structure of the Share Exchange

Upon the effectiveness of the share exchange, the following events will occur:

•

THC will deliver, in exchange for shares of Misawa Homes, shares of common stock of Toyota to Misawa Homes shareholders (excluding THC) as of the time immediately before the time THC acquires all issued shares of Misawa Homes by way of the Share Exchange, at the ratio of 0.155 shares of common stock of Toyota for each share of Misawa Homes held by such shareholders;

•

shareholders of Misawa Homes common stock (excluding THC) as of the time immediately preceding the share exchange will be allotted a number of shares of Toyota common stock based on the ratio of 0.155 Toyota shares for each share of Misawa Homes; and

•

in lieu of any fractional shares of Toyota common stock that would otherwise be allotted to them, the former shareholders of Misawa Homes will receive cash as described in more detail in “—Fractional Shares.”

Effect of the Share Exchange

As a result of the share exchange, THC will acquire all issued shares of Misawa Homes common stock (excluding shares of Misawa Homes common stock already owned by THC). THC will become the wholly owning parent company of Misawa Homes, and Misawa Homes will become the wholly owned subsidiary of THC.

Effective Date of the Share Exchange

The share exchange will become effective on January 7, 2020. However, if the effective date of the joint share transfer among THC, Panasonic Homes Co., Ltd., Panasonic Construction Engineering Co., Ltd. and Matsumura-gumi Corporation, which is to be conducted as part of the housing business integration, is changed by the date 10 Japanese business days before the scheduled delisting date of Misawa Homes common stock (currently December 30, 2019), THC and Misawa Homes shall change the effective date to the new effective date of the joint share transfer. Currently the joint share transfer is scheduled to become effective on January 7, 2020.

Approval of General Meeting of Shareholders

THC and Misawa Homes will seek approval of its respective shareholders for the terms of the share exchange agreement at extraordinary general meetings of shareholders scheduled to be held around November 2019; provided, however, that THC and Misawa Homes may agree to change the date of the general meetings of shareholders upon consultation.

Management of the Companies’ Properties

Until the effective date of the share exchange, THC and Misawa Homes shall each execute their respective businesses as well as manage and administer their respective properties with the due care of a prudent manager, and shall consult and agree with each other in advance to proceed with actions that may have a material impact on their own properties, rights or obligations, except for actions set out in the share exchange agreement. Misawa Homes may not pay dividends of surplus other than the dividend of 25 yen per share of common stock with the dividend reference date of March 31, 2019.

Cancellation of Misawa Homes’ Treasury Shares

Misawa Homes shall cancel all of its treasury shares preceding the share exchange (including shares acquired by Misawa Homes as a result of purchasing shares in response to share purchase demands by dissenting shareholders in connection with the share exchange in accordance with Article 785, Paragraph 1 of the Companies Act) by resolution at a meeting of Misawa Homes’ board of directors that will be held no later than the day before the effective date of the share exchange.

Acquisition of Common Stock of Toyota

THC will, no later than the day before the effective date of the share exchange, acquire shares of common stock of Toyota in a number sufficient for the total number of Toyota shares to be allotted and delivered to the shareholders of Misawa Homes pursuant to the share exchange.

Amendment, Termination and Effectiveness of the Share Exchange Agreement

THC and Misawa Homes may, upon mutual consultation and agreement, amend the share exchange agreement, including terms and conditions of the share exchange, or terminate the share exchange agreement, if, until the effective date of the share exchange, (i) a material change to the financial condition or operating results of THC, Misawa Homes or Toyota occurs or (ii) it otherwise becomes difficult to achieve the purpose of the share exchange agreement. THC and Misawa Homes shall cancel the share exchange if it is decided by the date 10 Japanese business days before the scheduled delisting date of Misawa Homes stock that the housing business integration will not be conducted.

The share exchange agreement shall cease to have effect if (i) either THC or Misawa Homes is unable to obtain approval of the share exchange agreement at a general meeting of shareholders, (ii) any of the approvals or other authorizations from the relevant governmental agencies and other authorities that are necessary to conduct the share exchange are not obtained or (iii) the share exchange has been cancelled as described in the immediately preceding paragraph.

Fractional Shares

If the number of shares of Toyota common stock that will be delivered to any shareholder of Misawa Homes (excluding THC) as a result of the share exchange includes a fraction of less than one share, THC will pay cash in an amount calculated by multiplying the per share market value of Toyota common stock by such fraction (however, fractions of a yen will be rounded up) to each such shareholder in lieu of delivering such fractional number of shares of Toyota common stock. In the above, “per share market value of Toyota common stock” means the closing price on the Tokyo Stock Exchange for regular transactions of Toyota common stock on the last trading day immediately preceding the effective date of the share exchange. If there is no closing price on such immediately preceding trading day, the closing price will be the closing price on the closest trading day with a closing price (limited to those preceding the effective date).

Misawa Homes Voting Matters

The close of business on September 30, 2019 is the record date for determination of the holders of Misawa Homes common stock entitled to exercise shareholders’ rights at Misawa Homes shareholders’ meeting. As of September 30, 2019, there were 43,059,374 shares of Misawa Homes common stock outstanding. See “Extraordinary General Meeting of Misawa Homes Shareholders” for a more detailed description of the vote required, and the use and revocation of mail-in voting cards, at the extraordinary general meeting of shareholders.

THC Shareholder Approval

The share exchange is subject to the approval of the share exchange agreement by the shareholders of THC. THC expects to seek approval of the share exchange agreement either at an extraordinary general meeting of shareholders on November 20, 2019, or through obtaining written consent from all of THC’s shareholders (limited to those who may exercise their votes with respect to such matter).

Dissenters’ Appraisal Rights

Any Misawa Homes shareholder (i) who notifies Misawa Homes prior to the extraordinary general meeting of shareholders of his or her intention to oppose the share exchange, and who votes against approval of the share exchange at the extraordinary general meeting of shareholders, or (ii) who is not entitled to vote at such extraordinary general meeting of shareholders, and complies with the other relevant procedures set forth in the Companies Act and related laws and regulations and share handling regulations of Misawa Homes (a “dissenting shareholder”) may demand that Misawa Homes purchase his or her shares of Misawa Homes common stock at the fair value. If a shareholder votes against the share exchange by submitting a mail-in voting card, such submission will satisfy all requirements mentioned in (i) above. The failure of a shareholder who is entitled to vote at such extraordinary general meeting of shareholders to provide such notice prior to the extraordinary general meeting or to vote against approval of the share exchange agreement at the extraordinary general meeting will in effect constitute a waiver of the shareholder’s right to demand that Misawa Homes purchase his or her shares of common stock at the fair value. The dissenting shareholder who has made such demand may withdraw such demand only if Misawa Homes approves such withdrawal.

Misawa Homes will give public notice to its shareholders announcing that Misawa Homes intends to execute the share exchange and provide the name and address of Toyota, no later than 20 days prior to the effective date of the share exchange (such public notice may be made prior to the date of the extraordinary general meeting of shareholders). The demand referred to in the preceding paragraph must be made within the period from the day 20 days prior to the effective date of the share exchange to the date immediately preceding the effective date of the share exchange.

The demand must state the number of shares relating to such demand. The Companies Act does not require any other statement in the demand. Accordingly, the demand is legally valid regardless of whether the demand includes the dissenting holder’s estimate of the fair value of shares. The dissenting shareholder must also request an individual shareholder notification (kobetsu kabunushi tsuchi) through its standing proxy in Japan from Japan Securities Depository Center, Inc., or JASDEC, and submit a receipt of the individual shareholder notification and identity verification documents to Misawa Homes upon the request from Misawa Homes.

If the value of such shares is agreed upon between the dissenting shareholder and Misawa Homes, then Misawa Homes is required to make payment to such dissenting shareholder of the agreed value within 60 days of the effective date of the share exchange. If the dissenting shareholder and Misawa Homes do not agree on the value of such shares within 30 days from the effective date of the share exchange, the shareholder or Misawa Homes may, within 30 days after the expiration of such period, file a petition with the Tokyo District Court for a determination of the value of his or her shares. Misawa Homes is also required to make payment of statutory interest on such share value as determined by the court accruing from the expiration of the 60-day period referred to in the second preceding sentence. The transfer of shares from dissenters to Misawa Homes becomes effective on the effective date of the share exchange.

Dissenter’s appraisal rights for shareholders of a company becoming a wholly owned subsidiary through a share exchange are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix D.

Status of Toyota Common Stock under the Federal Securities Laws

The exchange of shares of Misawa Homes common stock held by U.S. shareholders for shares of Toyota common stock pursuant to the share exchange has been registered under the Securities Act of 1933, as amended, or the Securities Act. Accordingly, there will be no restrictions under the Securities Act on the resale or transfer of such shares by U.S. shareholders of Misawa Homes except for those shareholders, if any, who become “affiliates” of Toyota as such term is used in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of Toyota generally include individuals or entities that, directly or indirectly, control, are controlled by, or are under common control with Toyota. With respect to those shareholders who may be deemed to be affiliates of Toyota after the share exchange, Rule 144 places certain restrictions on the offer and sale within the United States or to U.S. persons of shares of Toyota common stock that may be received by them pursuant to the share exchange. This prospectus does not cover resales of shares of Toyota common stock received by any person who may be deemed to be an affiliate of Toyota after the share exchange.

Accounting Treatment of the Share Exchange

THC and Misawa Homes are currently consolidated subsidiaries of Toyota, as Toyota has a controlling financial interest in them. As making THC a wholly owned subsidiary of Toyota, as well as the share exchange involving Misawa Homes, will not in themselves result in a change of control of either THC or Misawa Homes, those transactions will be accounted for by Toyota in accordance with ASC 810 “Consolidation.” The resulting increases in Toyota’s ownership interest in THC and Misawa Homes will be accounted for as equity transactions. No gain or loss will be recognized in the consolidated statements of income of Toyota and the carrying amount of the non-controlling interest will be adjusted to reflect the change in Toyota’s ownership interest in THC and Misawa Homes. Any difference between the fair value of the consideration paid by Toyota and the amount by which the non-controlling interest is adjusted will be recognized within Toyota’s shareholders’ equity in Toyota’s consolidated balance sheet.

The joint share transfer, in which Toyota will transfer all of its shares of THC common stock, Misawa Homes common stock and Panasonic Homes Co., Ltd. common stock that Toyota then owns in exchange for shares of Prime Life Technologies, will be accounted for as profit and loss transactions. As a result, THC and Misawa Homes will cease to be consolidated with Toyota, and in connection with that, Toyota expects to record a loss equal to the difference between the fair value of its investment in Prime Life Technologies immediately after formation and the carrying value of the net assets of THC and Misawa Homes, and its investment in Panasonic Homes Co., Ltd., all of which will be contributed in the joint share transfer. In addition, Toyota expects to treat Prime Life Technologies, after the joint share transfer, as an affiliated company accounted for under the equity method.

Differences in Shareholders’ Rights

There are no material differences between the rights of shareholders of Toyota common stock and Misawa Homes common stock from a legal perspective.

Tax Consequences of the Share Exchange

Non-resident holders of shares of Misawa Homes common stock will generally not be subject to Japanese taxation with respect to the share exchange, except with respect to cash payments of the sale price from Misawa Homes as a result of their exercise of dissenters’ appraisal rights. See “Taxation—Japanese Tax Consequences” for further discussion regarding the anticipated Japanese tax consequences to non-resident holders of the share exchange.

A U.S. Holder that exchanges its shares of Misawa Homes common stock for shares of Toyota common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Toyota common stock received and (b) any cash received in lieu of fractional shares of Toyota common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Misawa Homes common stock exchanged. See “Taxation—U.S. Federal Income Tax Consequences” for further discussion regarding the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange.

REGULATION

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Law and the cabinet orders and ministerial ordinances thereunder (collectively, the “Foreign Exchange Regulations”), govern the acquisition and holding of shares of capital stock of Toyota by “exchange non-residents” and by “foreign investors.” The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan using currencies other than Japanese yen.

Exchange non-residents are:

•	individuals who do not reside in Japan; and

•	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations that are located within Japan are regarded as residents of Japan. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are:

•	individuals who are exchange non-residents;

•	corporations or other organizations that are organized under the laws of foreign countries or whose principal offices are located outside of Japan; and

•

corporations (1) of which 50% or more of their voting rights are held directly or indirectly by individuals who are exchange non-residents and/or corporations or other organizations (a) that are organized under the laws of foreign countries or (b) whose principal offices are located outside of Japan or (2) one-third of whose officers, or officers having the power of representation, are individuals who are exchange non-residents.

Acquisition of Equity Securities

In general, the acquisition of shares of a Japanese company (such as the shares of capital stock of Toyota) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of Toyota) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial futures trader licensed under Japanese law.

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange (such as the shares of capital stock of Toyota) and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor, with certain exceptions, must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month following the month in which the date of the acquisition falls. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Distributions and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. Under the terms of the deposit agreement pursuant to which Toyota’s ADSs are issued, The Bank of New York Mellon, as the Depositary, is required, to the extent that in its judgment it can convert yen on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends that it receives in respect of deposited shares into dollars and to distribute the amount received (after deduction of applicable withholding taxes) to the holders of ADSs.

MAJOR SHAREHOLDERS

Toyota

As of June 30, 2019, 3,262,997,492 shares of Toyota common stock were issued, out of which 438,661,565 shares were treasury stock and 2,824,335,927 shares were outstanding, and 47,100,000 shares of First Series Model AA Class Shares were issued and outstanding.

Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the total issued shares of a company listed on a Japanese stock exchange (including ADSs representing such shares) must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on information known to Toyota or that can be ascertained from public filings, including filings made by Toyota’s shareholders regarding their ownership of Toyota common stock under the Financial Instruments and Exchange Law of Japan, the following table sets forth the beneficial ownership of holders of more than 5% of Toyota common stock as of March 31, 2019.

Name of beneficial owner	Number of shares of common stock (in thousands)	Percentage of voting shares outstanding*
Toyota Industries Corporation	238,466	8.28

*

Percentage of voting shares outstanding is calculated by dividing the number of shares of common stock by the sum of the number of outstanding shares of Toyota common stock and the number of outstanding shares of First Series Model AA Class Shares, holders of which have voting rights exercisable at a general shareholders’ meeting.

According to The Bank of New York Mellon, Depositary for Toyota’s ADSs, as of March 31, 2019, 45,459,183 shares of Toyota common stock were held in the form of ADRs and there were 1,833 ADR holders of record in the United States. According to Toyota’s register of shareholders, as of March 31, 2019, there were 623,599 holders of record of common stock and Model AA Class Shares worldwide. As of March 31, 2019, there were 510 record holders of Toyota common stock with addresses in the United States, whose shareholdings represented approximately 10.4% of the issued common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully show the number of beneficial owners in the United States.

None of Toyota’s shares of common stock entitles the holder to any preferential voting rights.

To the extent known to Toyota, Toyota is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

Toyota knows of no arrangements the operation of which may at a later time result in a change of control.

Misawa Homes

As of September 30, 2019, 43,070,163 shares of Misawa Homes common stock were issued, out of which 10,789 shares were treasury stock and 43,059,374 shares were outstanding.

Based on information known to Misawa Homes or that can be ascertained from public filings, including filings made by Misawa Homes shareholders regarding their ownership of Misawa Homes common stock under the Financial Instruments and Exchange Law of Japan, the following table sets forth the beneficial ownership of holders of more than 5% of Misawa Homes common stock as of September 30, 2019.

Name of Beneficial Owner	Number of shares (in thousands)	Percentage of shares outstanding
Toyota Housing Corporation	21,965,898	51.01

As of September 30, 2019, 2,396,542 shares, representing 5.57% of Misawa Homes’ outstanding common stock, were owned by 52 holders of record with addresses in the United States.

TAXATION

You are urged to consult your own tax advisor with respect to the U.S. federal, state and local and the Japanese and other tax consequences of the share exchange and of owning and disposing of Toyota’s shares or ADSs in your particular circumstances.

For the purposes of discussion of Japanese and U.S. tax consequences of the share exchange below, the term “Treaty” shall refer to the current income tax convention between the United States and Japan, as amended; a “U.S. Holder” shall refer to any beneficial owner of shares of Misawa Homes common stock that either receives shares of Toyota common stock pursuant to the share exchange or properly exercises dissenters’ rights and that is (i) a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; and an “Eligible U.S. Holder” shall refer to a U.S. Holder that: (i) is a resident of the United States for purposes of the Treaty; (ii) does not maintain a permanent establishment in Japan (a) with which shares of Toyota common stock or ADSs are effectively connected or (b) of which shares of Toyota common stock or ADSs form part of the business property; and (iii) is eligible for benefits under the Treaty, with respect to income and gain derived in connection with the shares of Toyota common stock or ADSs.

Japanese Tax Consequences

The following is a summary of the principal Japanese tax consequences (limited to national taxes) of the share exchange and the ownership of shares of Toyota common stock or ADSs to non-resident holders who hold shares of Misawa Homes common stock and ultimately of Toyota common stock or ADSs. The discussion is the opinion of Nagashima Ohno & Tsunematsu, Japanese counsel to Toyota. A “non-resident holder” means a holder of shares of Misawa Homes’ or Toyota common stock or ADSs, as the case may be, who holds such shares or ADSs as a portfolio investor, and who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan. For purposes of this discussion, a holder of shares or ADSs is considered to own such shares or ADSs, as applicable, as a portfolio investor if the holder (including certain specially-related parties under Japanese tax law) owns less than 25% of the total number of the relevant corporation’s issued shares.

The statements regarding Japanese tax laws set forth below are based on the laws in force and double taxation conventions applicable as of the date hereof which are subject to change, possibly on a retroactive basis. This summary is not exhaustive of all possible tax considerations which may apply to a particular non-resident holder and potential non-resident holders are advised to satisfy themselves as to the overall tax consequences of the share exchange and of the acquisition, ownership and disposition of Toyota’s shares or ADSs, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are residents, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Consequences of the Share Exchange

Under the terms of the share exchange, shares of Misawa Homes common stock will be exchanged solely for shares of Toyota common stock, and no cash or other property other than shares of Toyota common stock will be distributed to holders of shares of Misawa Homes common stock, except that some holders of shares of Misawa Homes common stock may receive cash (i) in lieu of fractional shares of Toyota common stock where such fractional shares arise due to the exchange ratio in the share exchange or (ii) as a result of their exercise of dissenters’ appraisal rights under the Companies Act. In addition, immediately prior to the consummation of the share exchange, Toyota will be the sole and direct shareholder of THC owning directly all the issued and outstanding shares of THC common stock.

On the basis of the foregoing, except as described in the following paragraphs, as long as non-resident holders of shares of Misawa Homes common stock receive only shares of Toyota common stock in exchange for their Misawa Homes shares in the share exchange, such non-resident shareholders will not recognize gains or losses with respect to their Misawa Homes shares for Japanese tax purposes at the time of the share exchange.

If holders of shares Misawa Homes common stock receive any cash in lieu of fractional shares of Misawa Homes common stock, such cash is deemed to be sale proceeds for such fractional shares and, consequently, such shareholders will generally recognize gains or losses for Japanese tax purposes with respect to their Misawa Homes shares that would otherwise have been exchanged for such fractional shares of Misawa Homes common stock. However, except as described in the following paragraph, non-resident holders holding Misawa Homes shares as a portfolio investor will not be subject to Japanese taxation on the gains that may arise from the share exchange.

If holders of shares of Misawa Homes common stock receive cash payments of the sale price from Misawa Homes as a result of their exercise of dissenters’ appraisal rights under the Companies Act, the portion of such sale price in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws will be deemed dividends for Japanese tax purposes, and such deemed dividend portion, if any, will generally be subject to Japanese withholding tax. Non-resident holders who wish to exercise dissenters’ appraisal rights are urged to consult their own tax advisors with respect to the exact tax consequences of their exercise of dissenters’ appraisal rights. See “The Share Exchange—Dissenters’ Appraisal Rights” for a further discussion of dissenters’ appraisal rights of shareholders of Misawa Homes common stock.

Ownership and Disposition of Toyota Shares or ADSs

Generally, non-resident holders are subject to Japanese withholding tax on dividends paid by Toyota. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits are, in general, not taxable events.

For the purpose of Japanese taxation, a non-resident holder of ADSs of Toyota is generally treated as a beneficial owner of the shares of Toyota common stock underlying the ADSs evidenced by the ADRs. Deposits or withdrawals of shares of Toyota common stock by a non-resident holder in exchange for ADSs are generally not subject to Japanese income or corporation tax.

In the absence of an applicable income tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing an exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to non-resident holders is generally 20.42%, provided that, with respect to dividends paid on listed shares issued by a Japanese corporation (such as the shares of Toyota common stock or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to 15.315% for dividends due and payable on or before December 31, 2037. These rates include a special additional withholding tax (2.1 percent of the original withholding tax amount) to secure funds for reconstruction from the Great East Japan Earthquake.

At the date of this prospectus, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium (until 2019), Canada, Denmark, Finland, Germany, Iceland, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, and 10% under the income tax treaties with, among other countries, Australia, Austria, Belgium (from 2020), France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the U.K. and the United States.)

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor is generally reduced to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund (as defined in the Treaty) are exempt from Japanese income tax by way of withholding or otherwise, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by Toyota to any particular non-resident holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident holder, such non-resident holder of shares of Toyota common stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on the payment of dividends is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends (together with any other required forms and documents) in advance through the withholding agent to the relevant tax authority before the payment of dividends on shares of common stock by Toyota. In addition, a simplified special filing procedure is available for non-resident holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax by submitting a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock (together with any other required forms and documents). A standing proxy for non-resident holders may provide this application service. With respect to ADSs, this reduced rate or exemption is applicable if the Depositary or its agent submits, together with other documents, two Special Application Forms (one before payment of dividends, the other within eight months after the recording date concerning such payment of dividends) together with certain other documents to the Japanese tax authority. To claim this reduced rate or exemption, any relevant non-resident holder of ADSs will be required to file proof of taxpayer status, residence and beneficial ownership (as applicable) and to provide other information or documents as may be required by the Depositary. A non-resident holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but fails to submit the required application in advance will be entitled to claim the refund of Japanese taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the entire amount of Japanese tax withheld (if such non-resident holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. Toyota does not assume any responsibility to ensure withholding at the reduced rate, or exemption therefrom, for non-resident holders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale of shares of Toyota common stock or ADSs outside Japan by a non-resident holder holding such shares or ADSs as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese law. In addition, Eligible U.S. Holders are exempt from Japanese income or corporation tax with respect to such gains under the Treaty so long as filings required under Japanese law are made.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired from another individual shares of Toyota common stock or ADSs as a legatee, heir or donee even though neither the individual, nor the decreased nor donor is a Japanese resident.

Holders of Toyota’s shares of common stock or ADSs should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

U.S. Federal Income Tax Consequences

The following discussion describes the anticipated U.S. federal income tax consequences to U.S. Holders of the share exchange and of owning and disposing of Toyota common stock following the share exchange. The discussion is the opinion of Shearman & Sterling LLP, U.S. tax counsel to Toyota. The discussion is applicable to a U.S. Holder that has held shares of Misawa Homes common stock as capital assets within the meaning of Section 1221 of the Code, and will hold shares of Toyota common stock as capital assets following the share exchange.

Except where noted, this discussion does not deal with holders that are subject to special rules, such as the following:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for the alternative minimum tax;

•	banks, financial institutions, insurance companies or mutual funds;

•	tax-exempt entities;

•	former citizens or long-term residents of the United States;

•	persons holding shares of Misawa Homes common stock or Toyota common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning (directly, indirectly or constructively) 10% or more of the stock (by vote or value) of Misawa Homes;

•	holders of Misawa Homes stock acquisition rights;

•	persons who received their shares of Misawa Homes common stock upon the exercise of stock acquisition rights or otherwise as compensation for services;

•

U.S. Holders of shares of Misawa Homes common stock that will own (directly, indirectly or constructively) 5% or more of either the total voting power or the total value of the shares of Toyota immediately after the share exchange (“5% Transferee Shareholders”); or

•	persons whose “functional currency” is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the Code, U.S. Treasury regulations, rulings and judicial decisions issued under the Code as of the date of this registration statement. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Neither Toyota nor Misawa Homes has requested a ruling from the IRS with respect to any of the U.S. federal income tax consequences of the share exchange or any of the other matters discussed herein, and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below, or that such conclusions, if challenged, will be upheld by a court.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to U.S. Holders in light of their particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (other than Japanese withholding taxes, as specifically described under “—Ownership and Disposition of Shares of Toyota Common Stock—Distributions”), or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences, the alternative minimum tax or the Medicare tax on net investment income. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of the share exchange and the ownership or disposition of shares of Toyota common stock in light of their particular circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Misawa Homes common stock and will hold shares of Toyota common stock after the share exchange, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding such stock should consult their own tax advisors with respect to the U.S. federal tax treatment of the share exchange and of holding shares of Toyota common stock.

For U.S. federal income tax purposes, owners of ADRs evidencing ADSs will be treated as the owners of the shares of Toyota common stock represented by those ADSs, and exchanges of shares of Toyota common stock for ADSs, and exchanges of ADSs for shares of Toyota common stock, will not be subject to U.S. federal income tax. Unless otherwise noted, references in this section to shares of Toyota common stock include shares represented by ADSs.

The Share Exchange

Treatment of the Share Exchange

Subject to the discussion under “—Ownership and Disposition of Shares of Toyota Common Stock—Passive Foreign Investment Company Considerations” below, a U.S. Holder that exchanges its shares of Misawa Homes common stock for shares of Toyota common stock will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the shares of Toyota common stock received and (b) any cash received in lieu of fractional shares of Toyota common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Misawa Homes common stock exchanged.

Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Misawa Homes common stock exceeds one year at the time of the share exchange. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of taxation. Any gain recognized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

A U.S. Holder’s aggregate tax basis in the shares of Toyota common stock received will be the fair market value of those shares on the date the U.S. Holder receives them. The U.S. Holder’s holding period for shares of Toyota common stock received in the share exchange will begin on the day after the date the U.S. Holder receives those shares.

Dissenters’ Rights

A U.S. Holder that properly exercises dissenters’ appraisal rights with respect to shares of Misawa Homes common stock will recognize taxable capital gain or loss based upon the difference between the amount of cash received by such U.S. Holder (including any Japanese taxes withheld, as described under “—Japanese Tax Consequences—Consequences of the Share Exchange”) and the U.S. Holder’s tax basis in the shares of Misawa Homes common stock exchanged. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Misawa Homes common stock exceeds one year. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of taxation. Any gain realized by a U.S. Holder will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to complex limitations under the Code.

Ownership and Disposition of Shares of Toyota Common Stock

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid to a U.S. Holder with respect to shares of Toyota common stock, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of Toyota’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder, in the case of shares of Toyota common stock, or by the depositary, in the case of ADSs. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. To the extent amounts paid with respect to shares of Toyota common stock exceed Toyota’s current and accumulated earnings and profits, those amounts will instead be treated first as a tax-free return of capital to the extent of the U.S. Holder’s basis in the shares of Toyota common stock, and thereafter as capital gain.

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders, including individuals, are subject to reduced rates of taxation, provided certain holding period requirements are satisfied. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States that meets certain requirements. The U.S. Treasury Department has determined that the Treaty meets these requirements, and it is expected that Toyota will be eligible for the benefits of the Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Japanese yen are converted into U.S. dollars on such date. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Subject to certain limitations, Japanese tax withheld on dividends will be treated as a foreign tax eligible for credit or deduction against a U.S. Holder’s U.S. federal income tax. See “—Japanese Tax Consequences—Ownership and Disposition of Toyota Shares or ADSs” for a discussion of the Japanese withholding tax and, if applicable, how to obtain the reduced withholding tax rate. Special rules apply in determining the U.S. foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to the reduced rates of taxation described above. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by a U.S. Holder to any foreign country with respect to that year. Dividends paid on shares of Toyota common stock will be treated as income from sources outside the United States and will constitute “passive income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Sale or Other Disposition of Shares of Toyota Common Stock

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of shares of Toyota common stock in an amount equal to the difference between the amount realized for the shares of Toyota common stock and such U.S. Holder’s tax basis in the shares of Toyota common stock. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of Toyota common stock exceeds one year at the time of sale or other disposition. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. Holder on the shares of Toyota common stock will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special, unfavorable, U.S. federal income tax rules will apply to U.S. Holders that have held shares of Misawa Homes common stock or will hold shares of Toyota common stock if Misawa Homes or Toyota has been or is a PFIC at any time during which the U.S. Holder has held or holds shares of Misawa Homes common stock or Toyota common stock, and may change the treatment of distributions on and dispositions of shares of Toyota common stock described above and the treatment of the exchange of shares of Misawa Homes common stock pursuant to the share exchange. A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year if (i) at least 75% of its gross income is “passive” income or (ii) at least 50% of the gross value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce passive income or are held for the production of passive income.

Toyota does not believe that Misawa Homes was a PFIC for the fiscal year ended March 31, 2019, and does not expect Misawa Homes to be a PFIC for Misawa Homes’ current fiscal year, based on the expected composition of its income and assets. Neither Toyota nor Misawa Homes has made a determination whether Misawa Homes was a PFIC for any taxable year ending prior to March 31, 2019. Toyota does not believe that it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2019, and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually after the end of the taxable year and the application of the PFIC rules to a corporation such as Toyota (which among other things is engaged in leasing and financing through several subsidiaries) is not entirely clear, no assurances can be made regarding determination of the PFIC status of either Misawa Homes or Toyota in the current or any future taxable year. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences applicable to their own tax situation.

If Misawa Homes has been a PFIC at any time during the holding period of a U.S. Holder, a U.S. Holder will recognize gain or loss as a result of the share exchange equal to the difference between (i) the sum of (a) the fair market value of the shares of Toyota common stock received and (b) any cash received in lieu of fractional shares of Toyota common stock and (ii) the U.S. Holder’s adjusted tax basis in the shares of Misawa Homes common stock exchanged. Further, if Toyota was a PFIC at any time during the holding period of a U.S. Holder, gain on disposition of shares of Toyota common stock and any distribution in excess of 125% of the average of the annual distributions on shares of Toyota common stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period (whichever is shorter) would be subject to the PFIC rules. Finally, if Toyota was a PFIC for the taxable year in which a dividend was paid or the preceding year, such dividends would not be eligible for reduced rates of taxation as described above under “—Distributions.”

In the absence of certain elections, the gain and any excess distributions will be allocated ratably to each day that the U.S. Holder held the shares of Misawa Homes common stock or Toyota common stock (as applicable). Amounts allocated to the current taxable year and to any taxable years before Misawa Homes or Toyota (as applicable) became a PFIC will be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each other taxable year beginning with the taxable year that Misawa Homes or Toyota (as applicable) became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income. The tax will be subject to an interest charge at the rate applicable to underpayments of income tax. If a U.S. Holder owns shares of Misawa Homes common stock or Toyota common stock in any year in which Misawa Homes or Toyota is a PFIC, the U.S. Holder will be required to file IRS Form 8621 (or any other form subsequently specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return.

U.S. Holders should consult their own tax advisors with respect to the U.S. federal income tax consequences applicable to their own tax situation.

Information Reporting and Backup Withholding

Information reporting requirements will apply to (i) cash payments received, if any, in the share exchange, (ii) dividends in respect of shares of Toyota common stock, and (iii) the proceeds received on the sale or other disposition of shares of Toyota common stock within the United States, and, in some cases, outside of the United States by a U.S. Holder unless such U.S. Holder is an exempt recipient. In addition, backup withholding may apply to such amounts if a U.S. Holder fails to provide an accurate taxpayer identification number or fails either to report dividends required to be shown on U.S. federal income tax returns or to make certain certifications. The amount of any backup withholding from a payment may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld provided the required information is furnished to the IRS in a timely manner.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of Toyota common stock) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of shares of common stock or ADSs.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Upon the effectiveness of the share exchange, the shareholders of Misawa Homes will become shareholders of Toyota common stock. Both Toyota and Misawa Homes are joint stock corporations organized under the laws of Japan. Shares of Toyota common stock are traded on the Tokyo Stock Exchange and the Nagoya Stock Exchange under the ticker symbol “7203” in Japan and on the London Stock Exchange under the ticker symbol “TYT.” Toyota’s ADSs, each representing two shares of Toyota common stock, are listed on the NYSE under the ticker symbol “TM.” Shares of Misawa Homes common stock are listed on the Tokyo Stock Exchange under the ticker symbol “1722.” In addition, the description of the attributes of shares of common stock in the share capital provisions of the articles of incorporation of Toyota and Misawa Homes are substantially similar. As a result, there are no material differences between the rights of holders of Toyota common stock and of Misawa Homes common stock from a legal perspective.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended March 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers Aarata LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF TOYOTA SHARES

Nagashima Ohno & Tsunematsu, Japanese counsel for Toyota, will render an opinion with respect to the validity of the shares of its common stock to be transferred in the share exchange.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form F-4 that Toyota filed with the Securities and Exchange Commission, or the SEC. The registration statement, including the attached exhibits, contains additional relevant information about Toyota. The rules and regulations of the SEC allow Toyota to omit from this prospectus some of the information included in the registration statement.

In addition, as required by the U.S. securities laws, Toyota files annual reports, current reports and other information with the SEC. Copies of the materials are available on the SEC’s website (http://www.sec.gov). You may also inspect the information Toyota files with the SEC at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You may also access the SEC filings and obtain other information about Toyota through the website it maintains, which is www.toyota-global.com/investors/ir_library/. The information contained in that website is not incorporated by reference into this prospectus.

Toyota is currently exempt from the rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that prescribe the furnishing and content of proxy statements, and Toyota’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Toyota is not required under the Exchange Act to publish financial statements as frequently or as promptly as are U.S. companies subject to the Exchange Act. However, Toyota will continue to furnish its shareholders with annual reports containing audited financial statements and will publish unaudited interim results of operations as well as such other reports as may from time to time be authorized by Toyota’s board of directors or as may be otherwise required.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows Toyota to “incorporate by reference” in this prospectus some or all of the documents Toyota files with the SEC. This means that Toyota can disclose important information to you by referring you to those documents. The information in a document that is incorporated by reference is considered to be a part of this prospectus. Toyota incorporates by reference the following documents or information it has filed with the SEC:

•	the annual report on Form 20-F for the fiscal year ended March 31, 2019, filed with the SEC on June 21, 2019;

•	the current report on Form 6-K relating to the financial review and results for the interim financial periods ended June 30, 2019, filed with the SEC on August 2, 2019;

•	the current report on Form 6-K relating to the agreement regarding the capital alliance with Suzuki Motor Corporation, filed with the SEC on August 28, 2019;

•	the current report on Form 6-K containing the unaudited condensed consolidated financial statements for the interim financial periods ended June 30, 2019, filed with the SEC on August 30, 2019;

•	the current report on Form 6-K relating to the status and completion of the repurchase of shares, filed with the SEC on September 25, 2019; and

•	the current report on Form 6-K relating to the agreement regarding the capital alliance with Subaru Corporation, filed with the SEC on September 27, 2019.

In addition, all documents that Toyota files with the SEC in the future pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and any future reports on Form 6-K that indicate they are incorporated into this prospectus shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Toyota will provide you without charge upon written or oral request a copy of any of the documents that are incorporated by reference in this prospectus. If you would like Toyota to provide you with any of these documents, please contact Toyota at the following address or telephone number: 1 Toyota-cho, Toyota City, Aichi, 471-8571, Japan, Attention: Financial Reporting Department, Accounting Division, telephone: +81-565-28-2121.

Except as described above, no other information is incorporated by reference in this prospectus (including, without limitation, information on Toyota’s website).

ENFORCEABILITY OF CIVIL LIABILITIES

Toyota is a joint-stock corporation with limited liability incorporated under the laws of Japan. Almost all of Toyota’s directors and audit & supervisory board members reside in Japan. Many of Toyota’s assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon Toyota or these persons or to enforce against it or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. Toyota’s Japanese counsel, Nagashima Ohno & Tsunematsu, has advised it that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

APPENDIX A

[English Translation for reference purposes only. In the event of any discrepancy between this translation and the Japanese original, the original shall prevail]

SHARE EXCHANGE AGREEMENT

(ENGLISH TRANSLATION)

Share Exchange Agreement

Toyota Housing Corporation (“THC”) and Misawa Homes Co., Ltd. (“Misawa Homes”) entered into this Share Exchange Agreement (this “Agreement”) as follows on May 9, 2019 (the “Execution Date”). As of the Execution Date, THC is a directly owned subsidiary of Toyota Motor Corporation (address: 1 Toyota-cho, Toyota City, Aichi Prefecture; hereinafter “Toyota”) and is scheduled to become a wholly owned direct subsidiary of Toyota by the Record Time defined in Article 3, paragraph 1 of this Agreement.

Article 1	Share Exchange

THC and Misawa Homes shall conduct a share exchange (the “Share Exchange”) in accordance with the provisions of this Agreement and THC shall acquire all of the issued shares of Misawa Homes (excluding shares of Misawa Homes held by THC; hereinafter the same applies in this Agreement) through the Share Exchange so that THC will become the wholly owning parent company of Misawa Homes resulting from the Share Exchange and Misawa Homes will become the wholly owned subsidiary of THC resulting from the Share Exchange.

Article 2	Trade Names and Addresses of the Wholly Owning Parent Company Resulting from the Share Exchange and the Wholly Owned Subsidiary Resulting from the Share Exchange

The trade names and addresses of THC and Misawa Homes are as set out below.

(1)	THC (wholly owning parent company resulting from the Share Exchange)

Trade Name:	Toyota Housing Corporation
Address:	23-22 Izumi 1-chome, Higashi-ku, Nagoya City

(2)	Misawa Homes (wholly owned subsidiary resulting from the Share Exchange)

Trade Name:	Misawa Homes Co., Ltd.
Address:	4-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo

Article 3	Shares Delivered Upon the Share Exchange and Allotment Thereof

1.

THC shall, upon the Share Exchange, allot and deliver, in exchange for shares of Misawa Homes, shares of common stock of Toyota to Misawa Homes shareholders (excluding THC; hereinafter the “Shareholders Receiving Allotment”) as of the time immediately before the time THC acquires all issued shares of Misawa Homes (the “Record Time”) by way of the Share Exchange, at the ratio of 0.155 shares of common stock of Toyota for each share of Misawa Homes held by the Shareholders Receiving Allotment.

2.

Notwithstanding the provisions of the preceding paragraph, if the number of shares of common stock of Toyota that will be delivered to any Shareholders Receiving Allotment in accordance with the provisions of the preceding paragraph includes a fraction of less than one share, THC shall pay cash in an amount

App. A-1

calculated by multiplying the market value of one share of common stock of Toyota by such fraction (however, fractions of a yen will be rounded up) to each such Shareholder Receiving Allotment in lieu of delivery of such fractional number of shares of common stock of Toyota. In this paragraph, the “market value” of one share of common stock of Toyota means the closing price for regular transactions of common stock of Toyota on the last trading day on the Tokyo Stock Exchange immediately preceding the Effective Date (as defined in Article 4, paragraph 1; hereinafter the same applies in this Agreement) (if there is no closing price on such immediately preceding trading day, the closing price will be the closing price on the closest trading day with a closing price (limited to those preceding the Effective Date)).

Article 4	Effective Date

1.

The date on which the Share Exchange becomes effective (the “Effective Date”) shall be January 7, 2020; provided, however, that if it is necessary for the progress of the procedures for the Share Exchange or for other reasons, THC and Misawa Homes may agree to change the date upon consultation.

2.

If the scheduled effective date (scheduled on January 7, 2020) of the joint share transfer among THC, Panasonic Homes Co., Ltd., Matsumura-gumi Corporation and Panasonic Construction Engineering Co., Ltd. which is to be conducted under the Integration Agreement dated as of May 9, 2019 between Toyota and Panasonic Corporation (collectively the “Integration”) is changed by the date 10 business days before the scheduled delisting date of Misawa Homes’ stock, THC and Misawa Homes shall change the Effective Date to the new effective date of the Integration.

Article 5	Approval of General Meetings of Shareholders

1.	THC shall seek approval of this Agreement at the extraordinary general meeting of shareholders scheduled to be held around November 2019.

2.	Misawa Homes shall seek approval of this Agreement at the extraordinary general meeting of shareholders scheduled to be held around November 2019.

3.

If it is necessary for the progress of the procedures for the Share Exchange or for other reasons, THC and Misawa Homes may agree to change the date of the general meetings of shareholders set out in the preceding two paragraphs upon consultation.

Article 6	Management of the Companies’ Properties

1.

After the execution of this Agreement until the Effective Date, THC and Misawa Homes shall each execute their respective businesses as well as manage and administer their respective properties with the due care of a prudent manager, and shall each proceed with actions that may have a material impact on their own properties, rights or obligations, except for actions set out in this Agreement, upon consultation and agreement between THC and Misawa Homes in advance.

2.

After the execution of this Agreement until the Effective Date, Misawa Homes may not pay dividends of surplus other than the dividend of 25 yen per share of common stock with the dividend record date of March 31, 2019.

Article 7	Cancellation of Misawa Homes’ Treasury Shares

Misawa Homes shall cancel as of the time immediately preceding the Record Time all treasury shares that Misawa Homes will come to hold by the time immediately preceding the Record Time (including treasury shares acquired by Misawa Homes as a result of purchasing shares in response to share purchase demands by dissenting shareholders in connection with the Share Exchange) by resolution at a meeting of Misawa Homes’ board of directors that will be held no later than the day before the Effective Date.

App. A-2

Article 8	Acquisition of Common Stock of Toyota

Notwithstanding the provisions of Article 6, paragraph 1, THC shall, no later than the day before the Effective Date, acquire shares of common stock of Toyota (limited to those free of any security interests or other encumbrances) in a number sufficient for the total number of Toyota shares to be allotted and delivered to the shareholders of Misawa Homes pursuant to the Share Exchange under Article 3, paragraph 1.

Article 9	Amendment to the Terms and Cancellation of the Share Exchange

1.

After the execution of this Agreement until the Effective Date, if there is a material change to the financial condition or operating results of THC, Misawa Homes or Toyota, or it otherwise becomes difficult to achieve the purpose of this Agreement, THC and Misawa Homes may, upon consultation and agreement, amend the terms of the Share Exchange and other details of this Agreement, or terminate this Agreement.

2.

THC and Misawa Homes shall cancel the Share Exchange if it is decided by the date 10 business days before the scheduled delisting date of Misawa Homes’ stock that the Integration will not be conducted.

Article 10	Effect of this Agreement

This Agreement shall cease to have effect if any of the following events occurs:

(1)	Either THC or Misawa Homes is unable to obtain approval of this Agreement at a general meeting of shareholders on or before the day immediately preceding the Effective Date;

(2)

The relevant governmental agencies and other authorities do not give approvals or other authorizations necessary to conduct the Share Exchange as prescribed in laws and ordinances on or before the day immediately preceding the Effective Date; or

(3)	The Share Exchange is cancelled pursuant to the preceding Article.

Article 11	Governing Law and Jurisdiction

This Agreement is governed by and construed in accordance with the laws of Japan. The Tokyo District Court shall have exclusive jurisdiction as the court of first instance with respect to any dispute arising in relation to the performance or interpretation of this Agreement.

Article 12	Consultation

If any matter that is not provided in this Agreement or any doubt regarding the terms of this Agreement arises, THC and Misawa Homes shall consult with each other in good faith and resolve such matter or doubt.

(The remainder of this page has been left blank.)

App. A-3

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by affixing their names and seals hereto, and each has retained one (1) original hereof.

May 9, 2019

THC:
Toyota Housing Corporation
23-22 Izumi 1-chome, Higashi-ku, Nagoya City, Aichi, Japan
President
/s/ TADASHI YAMASHINA

App. A-4

(Share Exchange Agreement dated as of May 9, 2019)

Misawa Homes:
Misawa Homes Co., Ltd.
4-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, Japan
President and CEO
/s/ MASASHI ISOGAI

App. A-5

APPENDIX B

App. B-1

APPENDIX B

Misawa Homes Co., Ltd. Financial Analysis Report for Share Exchange Ratio (Translated from the Japanese original) SMBC Nikko Securities Inc. Investment Banking 05/08/2019

[English Translation for reference purposes only. In the event of any discrepancy between this translation and the Japanese original, the original shall prevail]

FINANCIAL ANALYSIS REPORT DELIVERED BY SMBC NIKKO SECURITIES INC.

(ENGLISH TRANSLATION)

App. B-2

Important Notice(1/3) Summary of the Transaction Misawa Homes Co., Ltd. (“Misawa Homes”) is currently considering a statutory triangular share exchange (the “Transaction”), for which the issued shares of common stock of Toyota Motor Corporation (“Toyota”) are used as the consideration, and thereby the Transaction will, if successful, result in Misawa Homes becoming a wholly owned subsidiary of Toyota Housing Corporation (“Toyota Housing”). Purpose of the Analysis This financial analysis report(the “Analysis”) has been prepared by SMBC Nikko Securities Inc. (“Nikko”) for the sole purpose of providing reference information to the board of directors of Misawa Homes to facilitate their deliberation of the share exchange ratio of the Transaction. Accordingly, the analysis is not a fairness opinion and does not express any opinion regarding the fairness of the share exchange ratio for the Transaction from financial or any other points of view. The Analysis should not be regarded as a recommendation for Misawa Homes to make any particular judgment or decisions pertaining to the Transaction. Furthermore, the Analysis should not be considered as a solicitation or a recommendation to the shareholders of Misawa Homes or Toyota or any other third party concerning sale or purchase of Misawa Homes shares or Toyota shares or any other related matters. Reference Date The reference date of the Analysis is May 8, 2019 (market data reference date). Contents of the Analysis are based upon financial, economic, market and other relevant information publicly available as of reference date as well as information held by Nikko as of such date. Nikko does not assume any obligation to renew, revise or supplement the contents of the Analysis should the contents be affected by changes of circumstances occurred after the reference date. Nikko’s Engagement Nikko has prepared the Analysis and provided other services in connection with the Transaction pursuant to the Financial Advisory Services Agreement (the “Agreement”) concerning the Transaction entered into between Misawa Homes and Nikko and has received or will receive fees in connection therewith. Nikko is a member of the Sumitomo Mitsui Financial Group (“SMFG”), and Nikko and other companies in SMFG may have provided, are providing, or will provide commercial banking, securities, investment banking or other financial services to Misawa Homes, Toyota or any other companies that may be involved in the Transaction or their respective affiliates or shareholders. Nikko and / or other companies in SMFG may engage in transactions of, or hold positions in, securities, loans, or any other financial products of Misawa Homes, Toyota or any other companies that may be involved in the Transaction, or their respective affiliates or shareholders at any time for Nikko’s account one or more, SMFG company(ies)’s accounts, or any of its or their client’s accounts. Each company in SMFG, including Nikko, may have provided in the past or will provide in the future, financial analysis reports regarding Misawa Homes, Toyota or other companies using assumptions, estimations, analytical methodologies, projections, analyses, reports and other public data which differ from those employed in the Analysis.1

App. B-3

Important Notice(2/3) Premise & Standard of Value The Analysis has been prepared on the basis that Misawa Homes and Toyota are going concern and assumes that in the future, these assemblage of assets, resources and income producing items will continue in use and to provide income and cash flow. Nikko calculated the equity value per share of Misawa Homes by applying the market price analysis, comparable company analysis and discounted cash flow analysis (“DCF Analysis”), and the equity value per share of Toyota by applying the market price analysis, based on the calculated ranges for such equity value per share. Sources of Information Nikko used the following materials and information to prepare the Analysis: – Misawa Homes’ and Toyota’s securities reports (yukashoken hokokusyo), quarterly reports (shihanki hokokusyo), and financial reports summaries (kessan tanshin); – Misawa Homes’ projections and other business and financial related materials and information provided by Misawa Homes; – Materials and information provided by Misawa Homes through interviews and other means; – Historical Misawa Homes’ and Toyota’s share price and trading activity; and – Other public data and related information. Nikko did not consider any potential synergistic effects resulting from the Transaction in the Analysis, and only used Misawa Homes’ projections on a stand-alone basis.2

App. B-4

Important Notice(3/3) Limitations, Assumptions, Qualifications and Disclaimers Nikko has assumed that the materials and information used for the Analysis are accurate and complete in all respects. Nikko did not conduct any independent verification or validation of the accuracy or completeness of any such materials or information and Nikko specifically disclaims any and all responsibility or obligation to verify the accuracy or completeness of any such materials or information. Furthermore, Nikko has not independently conducted any evaluation, appraisal or assessment of the assets and liabilities of Misawa Homes, Toyota and affiliates of either of them on its own or in cooperation with other professionals. The analyses (in whole or any part) set out in the Analysis may be affected considerably in the event there are any deficiencies in the accuracy or completeness of any materials or information used in the preparation hereof. Nikko has assumed that there are not any undisclosed claims or liabilities including but not limited to those pertaining to lawsuits, disputes, environmental issues, tax-related matters or otherwise, any undisclosed contingencies or off-the-book liabilities concerning Misawa Homes, Toyota and their affiliates, and that there are no other undisclosed facts which could have a material impact on the contents of the Analysis including the financial analysis. Nikko has assumed that the projections and other materials provided to Nikko for use in the Analysis have been prepared by (a) provider(s) on the best estimate and judgment possible of such provider(s) as of the reference date of the Analysis and in accordance with proper and reasonable procedures. Nikko may have made analyses in the Analysis under certain assumptions based on the provided data and information, on the premise that the provided data and information and the assumptions were all accurate and reasonable. Nikko does not independently conduct, nor assume any responsibility or obligation to conduct any research, examination, verification or validation as to the accuracy, validity or feasibility of such assumed matters. The Analysis is solely for the purpose of providing reference information to the board of directors of Misawa Homes as to the share exchange ratio in connection with the Transaction. The Analysis may not be disclosed to any third party including any shareholder(s) of Misawa Homes without the prior written approval of Nikko, except for cases specified in the Agreement. The Analysis may not be used or submitted as evidence or as the basis of judgment for the exercise of any rights any shareholder(s) of Misawa Homes may possess in relation to any claim, petition, lawsuit or other proceeding related to the Transaction. The Analysis may not be used, quoted or referred to in any manner without the prior written approval of Nikko, except for Misawa Homes’ quoting or referring to the Analysis within relevant press releases or statutory documents regarding the Transaction. Even in case the Analysis is quoted or referred to in the press releases or statutory documents regarding the Transaction or disclosed to a third party with Nikko’s prior written approval, Nikko shall not be responsible or held liable for any losses or damages incurred by any third party arising from or associated with such quotation, reference, submission, filing and/or disclosure. If a dispute in connection with the Analysis arises between Misawa Homes and Nikko or between Misawa Homes and/or Nikko and any of Misawa Homes’ shareholders and/or any other third party, the exculpatory clause and the indemnification clause stipulated in the Agreement shall apply. The copyright of the Analysis shall be retained by Nikko, and shall be protected under copyright laws of Japan and other countries as well as under all relevant treaties. 3

App. B-5

Results of Analysis of the Share Exchange Ratio The share exchange ratio ranges based on the selected financial analysis methodologies are as follows. Results of Analysis of the Exchange Ratio (the number of shares of Toyota to be allocated to one share of Misawa Homes) Financial Analysis Methodology Exchange Ratio Market Price Analysis 0.1110.114 (Simple average of closing price) Comparable Company Analysis 0.1100.185 DCF Analysis 0.0760.202 Exchage Ratio 0.000 0.050 0.100 0.150 0.200 0.250 0.300 0.350 0.400 Market Price Analysis 0.111 0.114 (Simple average of closing price) Comparable Company Analysis 0.110 0.185 DCF Analysis 0.076 0.202 4

App. B-6

Assumptions and Results of Market Price Analysis Assumptions Nikko used the simple average closing share prices during the most recent 1 month, 3 months and 6 months, each ending on the reference date, for the financial analysis. Results Exchange Ratio Analysis Result 0.1110.114 1 Month Average 0.111 3 Month Average 0.114 6 Month Average 0.114 5 Strictly Confidential

App. B-7

Assumptions and Results of the Comparable Company Analysis Assumptions Nikko selected comparable companies through interviews with Misawa Homes and analyses of the industry as well as screenings based on respective business models . Nikko employed the following multiple ratios. EV / Projected EBITDA Comparable companies Nikko selected are as follows. Code Company Name 1928 Sekisui House, Ltd. 3291 Iida Group Holdings Co., Ltd. 1911 Sumitomo Forestry Co., Ltd. 3288 Open House Co., Ltd. 1419 TamaHome Co., Ltd. 3228 Sanei Architecture Planning Co., Ltd. Results Exchange Ratio Analysis Result 0.1100.185 6

App. B-8

Strictly Assumptions and Results of the DCF Analysis Assumptions The principal assumptions for analysis under the DCF analysis are as follows. The projections (for the periods from the fiscal year ending March 31, 2019 through the fiscal year ending March Projections 31, 2023) prepared by Misawa Homes Perpetual growth rate method and EBITDA multiples method, on the assumption that Misawa Homes is a going- Terminal Value(TV) concern. Non Operating Assets & Debts Financial analysis reference date is December 31, 2018. Discount Rate Weighted Average Cost of Capital (WACC) Results Exchange Ratio Analysis Result 0.0760.202 7

APPENDIX C

[English Translation for reference purposes only. In the event of any discrepancy between this translation and the Japanese original, the original shall prevail.]

May 9, 2019

To: Board of Directors, Misawa Homes Co., Ltd.

Opinion

Third Party Committee

Chairman:	Ryota Miura, Attorney-at-Law

Member:	Shinsuke Hasegawa, Certified Public Accountant

Member:	Masakazu Iwaki, Independent Outside Director

I. Introduction

1.	Purpose of this Opinion

As the share exchange (the “Share Exchange”) being considered by Misawa Homes Co., Ltd. (“Misawa Homes”) with Toyota Housing Corporation (“Toyota Housing”), where Toyota Housing is the wholly owning parent company resulting from the Share Exchange and Misawa Homes is the wholly owned subsidiary resulting from the Share Exchange, constitutes a significant transaction with the parent company and controlling shareholder, the matters set forth below in “2. Terms of Reference” were referred to us in accordance with Article 441-2 1.(1) of the Securities Listing Regulations of Tokyo Stock Exchange, Inc. (“TSE”). Please note that the Share Exchange is a so-called “triangular share exchange,” and, as such, Misawa Homes’ minority shareholders are delivered as consideration common stock of Toyota Motor Corporation (“Toyota”), the parent company of Toyota Housing, rather than the common stock of Toyota Housing.

This opinion (this “Opinion”) states the findings of a third party committee (the “Third Party Committee”) regarding the terms of reference referred to us by Misawa Homes’ Board of Directors.

2.	Terms of Reference

Misawa Homes’ Board of Directors referred the following matters to the Third Party Committee:

(1)	Whether the purpose of the Share Exchange was legitimate and reasonable;

(2)	Whether the fairness of procedures of the Share Exchange was ensured;

(3)	Whether the legitimacy and appropriateness of the transaction terms and conditions were ensured; and

(4)	Whether, based on (1), (2), and (3) above, conducting the Share Exchange would not be disadvantageous to the minority shareholders of Misawa Homes.

II. Fundamental Facts

1.	Purpose of the Share Exchange

According to Misawa Homes, the details of the purpose of the Share Exchange are as set forth in “1. Purpose of Making Misawa Homes a Wholly Owned Subsidiary through the Share Exchange” of the “Notice Regarding Misawa Homes Co., Ltd. Becoming a Wholly Owned Subsidiary of Toyota Motor Corporation’s Subsidiary Toyota Housing Corporation through a Share Exchange” (the draft press release submitted to the Third Party Committee is as per Exhibit 1; hereinafter, such draft is referred to as the “(Draft) Share Exchange Notice”). Please note that terms used in this Opinion without being defined have the same meaning as terms used in the (Draft) Share Exchange Notice, except for where a different construction is required from the context.

According to the (Draft) Share Exchange Notice, Misawa Homes has been carrying out initiatives such as further reinforcement of its stock asset-related businesses and proactive promotion of business diversification including the town development business and overseas business expansion, as set out in the new medium-term management plan, “First Step for NEXT 50,” in order to build a business portfolio that stops its reliance on the housing business. However, under circumstances where the domestic detached housing market will contract irreversibly in the medium- to long-term as well, Misawa Homes recognizes the necessity of constructing new business models and creating synergies such as through thorough streamlining as further initiatives to ensure its survival and to target sustained growth and evolution.

Since Toyota and Toyota Housing proposed the Share Exchange, Misawa Homes has shared its understanding of the industry and the positioning of Toyota Housing, Misawa Homes and Panasonic Homes Co., Ltd. (“Panasonic Homes”) in the industry and has held frequent discussions regarding the role it should play in the future.

App. C-1

Consequently, Misawa Homes came to the understanding that becoming a wholly owned subsidiary of Toyota Housing through the Share Exchange, as well as promoting the integration of Toyota Housing, Misawa Homes, and Panasonic Homes, etc. from a capital and a business perspective by Toyota and Panasonic together establishing a joint venture company (the “Joint Venture Company”) to carry out the integrated operation of the Toyota Group Subject Businesses and the Panasonic Group Subject Businesses and thereby strengthening their business foundations, and further, after the effective date of the Share Exchange, Misawa Homes becoming a direct, wholly owned subsidiary of the Joint Venture Company, would grow Misawa Homes’ enterprise value over the long term and also contribute to the improvement of the overall enterprise value of the Toyota group and the Panasonic group. Furthermore, not only would the Share Exchange contribute to the improvement of Misawa Homes’ enterprise value, but also providing the Toyota Shares that are the consideration in the Share Exchange would also make it possible to provide shareholders with the benefits of the Integration’s synergies. Therefore, Misawa Homes made the decision to conduct the Share Exchange and the Integration because the reorganization can also be regarded as being beneficial for shareholders. The reasons for this are that the integration from a capital and a business perspective not only delivers further benefits to all related parties as a traditional detached housing business operator, but also enables a fusion of management resources, such as the wealth of technology, expertise, and development resources possessed by each company—mainly from the perspectives of mobility services for the Toyota group, “lifestyle updates” and “lifestyle technology” such as IoT household appliances and equipment for the Panasonic group, and a town development business operator such as compact city-style real estate development for Misawa Homes—which Misawa Homes believes will enable its evolution and growth as a town development business operator through the provision of appealing services with even greater added value. Misawa Homes believes that becoming a wholly owned subsidiary of Toyota Housing and the Integration will create the following specific synergies:

(i) Economies of scale in the housing business

The increased size of operations due to the Integration will create a group boasting a supply of approximately 17,000 houses. With the housing business conducted under the management of the Joint Venture Company, Toyota Housing, Misawa Homes and Panasonic Homes will avoid any redundancy in the areas of their respective strengths; and, by mutually complementing one another in their areas, it will be possible in terms of sales to enhance their competitive advantages while further increasing management efficiency on a Japan-wide scale.

(ii) Realization of efficient growth of the housing business through acceleration of the execution of management strategies

By aiming for acceleration of management strategies at each company through the Integration, we believe that Panasonic Homes’ participation will further accelerate the streamlining initiatives in the housing business currently underway with Toyota Housing, such as cost reduction and streamlining of business in back-office departments through utilization of shared infrastructure as well as cost reduction through joint purchasing. Additionally, it will become possible to proactively carry out sharing of share information and personnel, which, as a listed company, had to be restricted to maintain independence. We believe that this will make it possible to carry out business activities efficiently.

(iii) Creation of new business models by combining real estate and technology

With the sources of value of housing changing from “location” to “the form that the town takes” and from “the building itself” to its “functions and ease of use” in association with changes in individual lifestyles and the diversification of values, we believe that the integration of management resources possessed by each company will enable the realization of town development based on the actual lifestyles of each individual resident. For example, we believe that urban design optimized for mobility services in anticipation of technological advancements such as self-driving vehicles or the provision of new services

App. C-2

and technologies such as the provision of connected homes1 that are constantly being updated, will enable the creation of new “lifestyle” value for the entire town, giving the whole area high added value and promoting enhanced competitiveness. In addition, we believe that becoming an unlisted company through the Share Exchange will enable Misawa Homes to carry out agile decision-making without being distracted by how it is viewed by the stock market and that aiming to accelerate the execution of management strategies will contribute to the establishment of new business models, as explained above, as well as expansion.

(iv) Acceleration of overseas expansion

With the town development business as the starting point, in the medium- to long-term, it will be possible to supplement vigorous town development needs centering on Asia and other countries where there is significant population growth. We believe that there is a growing demand for urban infrastructure that alleviates issues caused by urbanization, such as traffic jams, in association with the rapid growth of cities in such regions. Additionally, by becoming an unlisted company through the Share Exchange, it will become possible to flexibly leverage the track record and network that each company has cultivated thus far and also use it as a foothold to enhance the overseas town development business without needing to worry about independence as a listed company.

According to the (Draft) Share Exchange Notice, the details regarding the establishment of a new joint venture company and integrating the housing business by placing the Toyota Group Subject Businesses and Panasonic Group Subject Businesses under the Joint Venture Company can be found in the May 9, 2019 Toyota press release, “Panasonic and Toyota Agree to Establish Joint Venture Related to Town Development Business.” The Third Party Committee received a draft of that press release and confirmed its details (the draft press release submitted to the Third Party Committee is as per Exhibit 2; hereinafter referred to as the “(Draft) Integration Notice”). According to the (Draft) Integration Notice, the Panasonic group and the Toyota group have the same ratio of equity participation in the joint venture. According to the (Draft) Integration Notice, Panasonic and Toyota also concluded a memorandum of understanding with Mitsui & Co., Ltd. (“Mitsui”) for the creation of new value related to the town development business and are continuing discussions regarding the development of the joint venture, including the possibility of equity participation from Mitsui. According to the (Draft) Integration Notice, the joint venture is expected to be out of the scope of consolidation for Panasonic and Toyota. The (Draft) Integration Notice states that, through the integration of the housing businesses of Panasonic Homes, Toyota Housing and Misawa Homes, Panasonic and Toyota will ensure a top-class position in the domestic housing industry with a supply of approximately 17,000 detached houses. Both companies will state they will endeavor to reinforce the management structure and further improve profitability through expanding the scale of the business. However, there is no particular reference to Misawa Homes’ aforementioned expected synergies or initiatives in order to achieve such synergies.

2.	Outline of the Share Exchange

According to Misawa Homes, the key points of the Share Exchange are as set forth in “2. Outline of the Share Exchange” in the (Draft) Share Exchange Notice, and the basis for valuation of the share exchange ratio of the Share Exchange is as set forth in “3. Basis, etc. for Valuation of the Share Exchange Ratio” of the (Draft) Share Exchange Notice.

Specifically, the planned effective date of the Share Exchange is January 7, 2020; and, within the Share Exchange, Toyota Housing plans to allot and deliver 0.155 Toyota Shares for each Misawa Share to Misawa Homes’ shareholders (excluding Toyota Housing) at the time immediately before Toyota Housing acquires all Misawa Shares (the “Record Time”) (excluding Misawa Shares held by Toyota Housing) through the Share Exchange. According to Misawa Homes, if calculated based on its shareholder register as

[1]

“Connected homes” means housing incorporating IoT technology, in which home appliances and security equipment, as well as various types of mobile devices, etc. are connected to the computer network at all times.

App. C-3

of March 31, 2019, the Share Exchange would be expected to result in approximately 89.3% of shareholders becoming shareholders holding shares constituting less than one unit. When determining the allotment in the Share Exchange, Misawa Homes appointed SMBC Nikko Securities, Inc. (“SMBC Nikko”) as its third-party valuation institution. According to SMBC Nikko, the range for the number of shares of Toyota’s common stock allotted for one share of common stock of Misawa Homes using each valuation methodology is as follows.

Method of Analysis		Share Exchange Ratio
Toyota	Misawa Homes
Average market price analysis	Average market price analysis	0.111~0.114
	Comparable company analysis	0.110~0.185
	DCF analysis	0.076~0.202

Additionally, as we understand from the materials for the Third Party Committee dated April 17, 2019 prepared by SMBC Nikko, Toyota shares have high liquidity, and for the past one year, the average total trading value calculated by multiplying the average daily volume by the average share price is on average roughly 30 billion yen to 40 billion yen per day.

3.	Relationship, etc. Between the Parties

The relationship between the parties to the Share Exchange are as follows. Firstly, Toyota Housing is the controlling shareholder of Misawa Homes and holds 21,965,898 Misawa Shares (comprising 51.00% of the 43,070,163 total issued shares as of March 31, 2019), and Toyota Housing has dispatched five Directors and one Audit and Supervisory Board Member to Misawa Homes. There is also one employee seconded from Toyota Housing to Misawa Homes. Toyota Housing also sources components etc. from Misawa Homes and carries out transactions for the use of systems, etc. Misawa Homes has long-term loans from Toyota Housing. As of March 31, 2019, Toyota holds 342,799 Toyota Housing Shares (89.25% of the 384,089 total issued shares as of March 31, 2019), and Toyota’s group companies, etc. (“Group Companies, etc.”) hold 41,290 Toyota Housing Shares (10.75% of the 384,089 total issued shares as of March 31, 2019). However, Toyota plans to make Toyota Housing a wholly owned subsidiary by Toyota Housing acquiring treasury shares, etc. from Group Companies, etc. by the effective date of the Share Exchange.

As Toyota Housing dispatches officers and seconds employees to Misawa Homes as stated above, Misawa Homes has implemented the following measures to avoid conflicts of interest:

Among the Directors of Misawa Homes, as Mr. Masashi Isogai and Mr. Hideyuki Yoshimatsu both formerly worked for Toyota and Toyota Housing, as Mr. Tadashi Yamashina concurrently serves as the President of Toyota Housing, as Mr. Yuji Goto and Mr. Naoki Teramoto both concurrently serve as Directors of Toyota Housing, and as Mr. Sumio Yokota concurrently serves as Associate Director for Toyota Housing, from the perspective of avoiding conflicts of interest, they did not participate in Misawa Homes Board of Directors’ deliberation of, and resolution concerning, the Share Exchange and did not participate in discussions and negotiations of the Share Exchange with Toyota and Toyota Housing on behalf of Misawa Homes. Among Misawa Homes’ Audit and Supervisory Board Members, as Mr. Hirohiko Fukatsu concurrently serves as an Audit and Supervisory Board Member of Toyota Housing, he did not participate in Misawa Homes’ Board of Directors deliberation of the Share Exchange and refrained from stating any opinion regarding the resolution on the Share Exchange at that same meeting of the Board of Directors.

None of the above officers, other than Mr. Masashi Isogai, participated in preparation of the business plan used when calculating the share exchange ratio for the Share Exchange or when conducting the deliberation and resolution for such business plan. Furthermore, although Mr. Masashi Isogai was involved in preparation of the business plan, he did not participate in the deliberation or resolution therefor.

In addition to the foregoing, the employee seconded to Misawa Homes from Toyota Housing did not participate in preparation of the business plan, discussion or negotiation of the Share Exchange.

App. C-4

4.	Other Relevant Circumstances

Toyota Housing conducted a tender offer for Misawa Homes shares (the “Tender Offer”) from November 28 to December 26, 2016 at a tender offer price of 1,100 yen per share, with 5,460,800 shares of stock (14.10% of the total issued shares as of October 31, 2016 (38,738,914 shares of stock)) as the maximum planned purchase volume and received subscription for shares exceeding the maximum they set. Additionally, on January 5, 2017, Toyota Housing came to hold 51% of the voting rights in Misawa Homes by means of a capital increase through third-party allotment wherein it was allotted 5,720,900 shares of common stock (total paid in amount: 5,000,066,600 yen; paid in amount per share: 874 yen).

The tender offer price in the Tender Offer was a price that respectively added the following premiums: 25.86% (rounded to the second decimal place) compared to the closing price of 874 yen for Misawa Homes’ shares on the First Section of the TSE; 34.15% (rounded to the second decimal place) compared to the simple average closing price of 820 yen for Misawa Homes’ shares on the First Section of the TSE for the one month until November 21, 2016; 40.13% (rounded to the second decimal place) compared to the simple average closing price of 785 yen for Misawa Homes’ shares on the First Section of the TSE for the three months until November 21, 2016; and 44.74% (rounded to the second decimal place) compared to the simple average closing price of 760 yen for Misawa Homes’ shares on the First Section of the TSE for the six months until November 21, 2016.

III. The Third Party Committee’s Opinion Regarding the Terms of Reference

1.	Locus of Issues

Because Toyota and Toyota Housing are Misawa Homes’ parent companies and constitute controlling shareholders, the Share Exchange constitutes a transaction, etc. with a controlling shareholder, giving rise to a structural conflict of interest relationship between Toyota and Toyota Housing on the one side and Misawa Homes’ minority shareholders on the other.

Therefore, the Third Party Committee examined such structural conflict of interest relationship to consider whether Toyota and Toyota Housing were being benefitted by sacrificing Misawa Homes’ minority shareholders—in other words, the Third Party Committee considered the terms of reference from the perspective of whether profit was being transferred from Misawa Homes’ minority shareholders to Toyota and Toyota Housing unfairly.

2.	Legitimacy and Reasonableness of the Purpose of the Share Exchange

The purpose of the Share Exchange is as stated in Section II.1 of this Opinion.

The Share Exchange will be implemented as part of the Integration. Under circumstances where the domestic detached housing market will contract irreversibly in the medium- to long-term as well, Misawa Homes recognizes the necessity of constructing new business models and creating synergies such as through thorough streamlining as further initiatives to ensure its survival and to target sustained growth and evolution. Under such circumstances, the integration from a capital and a business perspective not only delivers further benefits to all related parties as a traditional detached housing business operator, but also enables a fusion of management resources, such as the wealth of technology, expertise, and development resources possessed by each company—mainly from the perspectives of mobility services for the Toyota group, “lifestyle updates” and “lifestyle technology” such as IoT household appliances and equipment for the Panasonic group, and a town development business operator such as compact city-style real estate development for Misawa Homes—which Misawa Homes believes will enable its evolution and growth as a town development business operator through the provision of appealing services with even greater added value. This has the aim of growing Misawa Homes’ enterprise value over the long term and also contributing to the improvement of the overall enterprise value of the Toyota group and the Panasonic group.

App. C-5

In this way, the purpose of the Share Exchange is to facilitate the survival and sustained growth and evolution of Misawa Homes and to grow Misawa Homes’ enterprise value in the long term, as well as to improve the overall enterprise value of the Toyota group and the Panasonic group. Additionally, there are no circumstances, etc. giving rise to suspicions that the purpose is to unfairly benefit Toyota and Toyota Housing by sacrificing Misawa Homes’ minority shareholders.

Therefore, the Third Party Committee finds the purpose of the share exchange to be legitimate and reasonable.

Furthermore, as the Share Exchange will be carried out as part of the Integration as a method for realizing the Integration, the synergies Misawa Homes expects from the Integration and the measures in order to achieve such synergies are important factors when considering the pros and cons of the Integration. However, the (Draft) Integration Notice does not specifically refer to the synergies for Misawa Homes in the Integration or the measures necessary to achieve such synergies, and the Third Party Committee has been informed that the details will be left to future discussions between the Toyota group and the Panasonic group. The Third Party Committee believes that it is important for Misawa Homes to continue to hold discussions with the Toyota group and the Panasonic group aimed at achieving the synergies expected from the Integration.

3.	Measures to Ensure Fairness of Procedures of the Share Exchange

When examining the fairness of procedures of the Share Exchange, the Third Party Committee needs to conduct its examination from the perspectives of (i) whether the reasons for adopting the scheme used in the Share Exchange are reasonable, (ii) the legality of the Share Exchange’s procedures, (iii) whether measures to avoid structural conflicts of interest (“Measures to Avoid Conflicts of Interest”) in the Share Exchange are reasonable, (iv) the independence of the Third Party Committee and whether a framework to respect the opinion of the Third Party Committee was ensured, (v) the circumstances of negotiations for the share exchange ratio of the Share Exchange, and (vi) the circumstances of disclosure of information.

(1)	Reasons for Adopting the Scheme Used in the Share Exchange

A tender offer can be contemplated instead of the Share Exchange as the method for Toyota or Toyota Housing to make Misawa Homes a wholly owned subsidiary. Unlike the case of a tender offer, in the Share Exchange, Misawa Homes’ minority shareholders acquire shares of Toyota rather than cash.

The Third Party Committee confirmed with Toyota and Toyota Housing the reason for not conducting a tender offer in the transaction at hand. Toyota and Toyota Housing answered that (i) this was the proposal they formulated after considering Toyota’s financial strategy, etc. and (ii) Toyota has a history of making Daihatsu Motor Co., Ltd., Kanto Auto Works, Ltd., and Toyota Auto Body Co., Ltd. wholly owned subsidiaries through share exchanges, and Toyota wanted Misawa Homes’ minority shareholders to continue to hold shares of Toyota as Toyota shareholders. Of these answers, (i) is a strictly internal matter for Toyota. With respect to (ii), Misawa Homes is a company primarily engaged in housing business, not the automobile business like each of the companies made wholly owned subsidiaries of Toyota through past share exchanges. Therefore, the Third Party Committee had to consider carefully whether it was appropriate to allot shares of Toyota, which is engaged in automobile business, to Misawa Homes’ minority shareholders, who hold shares in Misawa Homes, which is engaged in the housing business. Additionally, as the Joint Venture Company is expected to be outside the scope of consolidation for Toyota and a significant difference can be observed between the total market value of Toyota and Misawa Homes, the synergies from the Integration will be highly diluted in Toyota Shares, and therefore it is difficult to receive the benefits of such synergies through Toyota Shares.

On the other hand, Toyota Shares have high liquidity, and the daily average total trading value is roughly 30 billion yen to 40 billion yen, an amount that rivals the total market value of Misawa Homes. Additionally, approximately 90% of shareholders are expected to become shareholders of shares

App. C-6

constituting less than one unit through the Share Exchange, but those shareholders are able to request that Toyota purchase from them the shares constituting less than one unit at the market price. Based on such situation for Toyota shares, if a minority shareholder of Misawa Homes does not wish to continue to hold Toyota shares, such shareholder may easily convert them to cash by selling them on the market or by availing themselves of Toyota’s share purchase system for shares constituting less than one unit.

Based on the foregoing, the Third Party Committee regards Toyota Shares to be equivalent to cash and has determined that, if the share exchange ratio is not inferior to making Misawa Homes a wholly owned subsidiary using cash as consideration, it is also reasonable to conduct a share exchange rather than conduct a tender offer.

(2)	Legality of the Share Exchange’s Procedures

Toyota and Toyota Housing appointed Nagashima Ohno & Tsunematsu and Misawa Homes appointed Hibiya Park Law Offices as their respective legal advisors for the Share Exchange, and received legal advice concerning the procedures of the Share Exchange and the decision-making method and process, etc. Nagashima Ohno & Tsunematsu and Hibiya Park Law Offices are independent of, and have no material relationship with, Toyota, Toyota Housing, or Misawa Homes.

Both of these legal advisors are firms with a wealth of experience in these types of matters, and the materials, etc. disclosed to the Third Party Committee did not appear to indicate any matters giving rise to doubts as to the legality of the procedures of the Share Exchange. Therefore, the Third Party Committee believes that the legality of the procedures of the Share Exchange is ensured.

(3)	Measures to Avoid Conflicts of Interest

As stated in Section “3. Basis, etc. for Valuation of the Share Exchange Ratio,” “(4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest” of the (Draft) Share Exchange Notice, as well as Section II. 3. of this Opinion, Misawa Homes took Measures to Avoid Conflicts of Interest, such as: (i) obtaining a financial analysis report from an independent, third-party valuation institution; (ii) obtaining advice from an independent law firm; and (iii) obtaining the unanimous approval of Directors and Audit and Supervisory Board Members, other than Directors and Audit and Supervisory Board Members with a Material Relationship. Misawa Homes also established the Third Party Committee and requested an examination regarding the Terms of Reference. Additionally, Misawa Homes also took measures to exclude persons with a material relationship where possible when preparing and approving the business plan used to calculate the share exchange ratio in the Share Exchange.

These Measures to Avoid Conflicts of Interest are all equivalent to measures used in similar types of matters, and the Third Party Committee finds that the Measures to Avoid Conflicts of Interest used when examining the Share Exchange are reasonable.

(4)     Independence of the Third Party Committee and Ensuring a Framework to Respect the Opinion of the Third Party Committee

The Third Party Committee was established on April 3, 2019 and convened five times before this Opinion was prepared. In this process, the Third Party Committee asked necessary questions and made requests for necessary materials to Misawa Homes and Misawa Homes’ advisors, but the examination and preparation of this Opinion was carried out independently from the parties to the Share Exchange and the Integration. Misawa Homes’ Board of Directors passed a resolution to the effect that it would respect in full the written opinion from the Third Party Committee. Therefore, the Third Party Committee finds that a framework to respect the opinion of the Third Party Committee is ensured.

App. C-7

(5)	The Circumstances of Negotiations for the Share Exchange Ratio of the Share Exchange

When negotiating the Share Exchange, Misawa Homes obtained a financial analysis report from SMBC Nikko, an independent, third-party valuation institution. According to the (Draft) Share Exchange Notice, the share exchange ratio for the Share Exchange is within the scope of the valuation range in such financial analysis report.

SMBC Nikko disclosed the financial analysis report and provided detailed explanations to the Third Party Committee regarding the valuation methodologies used by SMBC Nikko and the valuation results. SMBC Nikko is a valuation institution with a wealth of experience in these types of matters, and the Third Party Committee could find no matters in the financial analysis report that would give rise to doubts as to the appropriateness of its content. Please see Exhibit 3 regarding the Third Party Committee’s detailed examination of the reasonableness of the valuation methodologies.

As we understand from SMBC Nikko, by comparing certain case studies over approximately the last five years of share exchanges and take-private transactions involving tender offers, in each case between parent companies and subsidiaries, it can be viewed that the trend was generally for the premium to be higher for take-private transactions involving (cash) tender offers. Additionally, one reason for this trend could be that, in the case of a share exchange, the existing shareholders of a subsidiary may benefit from certain synergies by holding shares of the parent company.

However, the (Draft) Integration Notice makes no particular mention of the synergies expected by Misawa Homes or the measures necessary to achieve such synergies. Additionally, governance and management policies after the Integration are currently still under discussion, and the details have not been finalized. Therefore, it is difficult to gain an understanding of what synergies will be present after the Integration when examining the Share Exchange.

Based on such circumstances and the circumstances discussed above, the Third Party Committee believes that a justifiable share exchange ratio (premium) is necessary even in the event of making Misawa Homes a wholly owned subsidiary using cash as consideration. Based on such opinion of the Third Party Committee, Misawa Homes has conducted negotiations with Toyota and Toyota Housing in order to obtain a share exchange ratio (premium) that is not inferior to the case where the company is made a wholly owned subsidiary using cash as consideration. Toyota and Toyota Housing initially proposed a share exchange ratio of 0.14 shares of Toyota stock for each share of Misawa Homes stock for the Share Exchange. In response to this, Misawa Homes requested Toyota and Toyota Housing to increase the ratio through multiple negotiations, ultimately resulting in agreement to a share exchange ratio of 0.155 shares of Toyota stock for each share of Misawa Homes stock.

We understand that this share exchange ratio is not necessarily an inferior share exchange ratio, even when compared to the take-private transactions over approximately the last five years between parent companies and subsidiaries where cash was used as consideration, which SMBC Nikko referred to us.

In light of these circumstances, the Third Party Committee finds that the share exchange ratio of the Share Exchange is appropriate.

(6)	Circumstances of Disclosure of Information

Misawa Homes plans to release an outline of the Share Exchange in the (Draft) Share Exchange Notice. The content thereof is in line with the TSE’s timely disclosure criteria, and as explained above, each party plans to appoint a legal advisor respectively and to make appropriate disclosures. The Third Party Committee checked the content of the (Draft) Share Exchange Notice, and in light of the content discussed by the Third Party Committee, no matters were found that would give rise to doubts as to the appropriateness of such content. In light of such circumstances, the Third Party Committee finds that Misawa Homes will make appropriate disclosure to its shareholders, including the content of the (Draft) Share Exchange Notice.

App. C-8

The approval of Misawa Homes’ general meeting of shareholders must be sought in order for the Share Exchange to take effect, but because Misawa Homes must make appropriate disclosure of information to its shareholders when convening such general meeting of shareholders, it is necessary to continue taking care with disclosure of information to shareholders.

(7)	Sub-Conclusion

As discussed above, as the Third Party Committee finds that (i) the scheme adopted by the Share Exchange was reasonable, (ii) the procedures of the Share Exchange were lawful, (iii) the Measures to Avoid Conflicts of Interest in the Share Exchange were reasonable, (iv) the Third Party Committee is independent and a framework to respect the opinion of the Third Party Committee has been ensured, (v) the negotiations of the share exchange ratio for the Share Exchange were appropriate, and (vi) there is appropriate disclosure of information, the Third Party Committee finds that the fairness of procedures for the Share Exchange has been ensured.

4.	Ensuring Legitimacy and Appropriateness of the Transaction Terms and Conditions

(1)	Judgment Reasoning

As negotiations of the transaction terms and conditions of the Share Exchange were conducted with the controlling shareholders, there is a structural conflict of interest relationship.

When examining the legitimacy and appropriateness of transaction terms and conditions relating to reorganization, the Third Party Committee referred to the Supreme Court’s Tecmo decision (February 29, 2012, Supreme Court Civil Case Reports (Saikosaibansho Minji Hanrei Shu) Vol. 66 No. 3, p. 1784). In this decision, the Supreme Court held that in cases where no structural conflict of interest relationship exists, “Between companies where there is no special mutual capital relationship, in the case where the transfer of shares takes effect through procedures generally recognized to be fair, such as being duly approved at a general meeting of shareholders after appropriate disclosure of information that is the basis for the judgment of shareholders, it is reasonable to view the share exchange ratio in such share transfer as fair, as long as there are no special circumstances sufficient to find that the reasonable judgment of shareholders at such general meeting of shareholders has been impaired.” and the court indicated judgment reasoning to the effect that the transaction terms and conditions determined by the parties should be respected in cases where procedures generally recognized to be fair are carried out.

Additionally, although it is a precedent from a lower court decision (Tokyo District Court decision of March 30, 2011 The Financial and Commercial Law Precedents No. 1370, p. 19), the court ruled that, even in cases where there is a special mutual capital relationship between the parties, in principle the terms and conditions determined by the parties should be respected where procedures that are fair and highly transparent have been taken.

When examining the legitimacy and appropriateness of transaction terms and conditions in transactions with structural conflicts of interest (with respect to a two-stage transaction matter with a structural conflict of interest), the Supreme Court’s JCOM decision (Supreme Court decision of July 1, 2016 Supreme Court Civil Case Reports (Saikosaibansho Minji Hanrei Shu) Vol. 70 No. 6, p. 1445) which gave the Supreme Court’s opinion on the approach relating to a fair price is also of value as a reference.

Specifically, this decision of the Supreme Court held the following: “In the case where—measures were taken to prevent the decision-making process from being arbitrary due to the existence of a conflict of interest relationship between the majority shareholders, etc. and minority shareholders, such as obtaining the opinion of an independent third party committee or experts, the aforementioned tender offer was conducted using procedures generally recognized to be fair, such as clearly indicating to the effect that the aforementioned shares held by shareholders who did not subscribe to the tender offer would also be acquired at the same purchase price as in the tender offer, and subsequently such company acquired all shares subject to class-wide call at the same price as the aforementioned purchase price—the court finds

App. C-9

that it is reasonable for the acquisition price of the aforementioned shares to be the same as the purchase price in the aforementioned tender offer, as long as there are no special circumstances sufficient to find that there has been an unforeseeable change in the circumstances on which the transaction is based.” The Supreme Court reversed the decision of the court in the first instance that recognized some of the assertions of the opposing shareholders and replaced the decision with its own decision.

These decisions of the Supreme Court and the lower court precedent held that it is reasonable to regard the share exchange ratio agreed between the parties to be fair as long as there are no special circumstances in the case where reorganization, such as a share exchange, was implemented using procedures generally recognized to be fair. Although the courts deliberated on procedures including the negotiating process for transaction terms and conditions for purchase prices or share exchange ratios, the courts held that the details determined by the parties should be respected when such transaction terms and conditions have been determined through procedures generally recognized to be fair, so it can be said that the courts showed a non-interventionist position with respect to getting involved with the transaction terms and conditions themselves.2 This approach conforms3 to the traditional majority theory approach and is a reasonable approach.

The Third Party Committee also confirmed whether the Share Exchange is being implemented with procedures generally recognized to be fair, in accordance with these decisions. As the transaction terms and conditions of the Share Exchange were negotiated with majority shareholders, there is a structural conflict of interest relationship. However, as explained above, Misawa Homes took Measures to Avoid Conflicts of Interest, such as: (i) obtaining a financial analysis report from an independent, third-party valuation institution; (ii) obtaining advice from an independent law firm; and (iii) obtaining the unanimous approval of Directors and Audit and Supervisory Board Members, other than Directors and Audit and Supervisory Board Members with a Material Relationship. Thus, as stated in Section III. 3. of this Opinion, the Third Party Committee finds that procedures for the Share Exchange are fair.

However, in light of the current circumstances, even if appropriate transaction terms and conditions are set forth, the parties must bear in mind that it may be necessary to change the transaction terms and conditions after the fact if special circumstances arise in the future sufficient to recognize that there has been an unforeseeable change in circumstances that are the basis of the transaction. In light of the fact that there are approximately six months between the announcement of the Share Exchange and Misawa Homes’ extraordinary general meeting of shareholders, Misawa Homes’ Board of Directors needs to check whether such special circumstances exist when it convenes the extraordinary general meeting of shareholders.

(2)	Relationship to the Tender Offer

When examining the legitimacy and appropriateness of the transaction terms and conditions of the Share Exchange, the relationship between the Share Exchange and the Tender Offer implemented from November to December 2016 shall be scrutinized. The tender offer price in the Tender Offer was 1,100 yen. This tender offer price was respectively at a premium of: 25.86% (rounded to the second decimal place) compared to the closing price of 874 yen of Misawa Homes shares on the First Section of the TSE; 34.15% (rounded to the second decimal place) compared to the simple average closing price of 820 yen for Misawa Homes shares for the month until November 21, 2016; 40.13% (rounded to the second decimal place) compared to the simple average closing price of 785 yen for Misawa Homes shares for the three months until November 21, 2016; and 44.74% (rounded to the second decimal place) compared to the simple average closing price of 760 yen for Misawa Homes shares for the six months until November 21, 2016. On this point, the Tender Offer was carried out in conjunction with a third-party allotment capital increase to Toyota Housing (paid in amount: 874 yen per share), and it was explained that the premium in the tender offer price was an advance distribution of the synergies obtained due to conversion to a consolidated subsidiary.

[2]

These relate to tender offers, but please see Manabu Matsunaka “Hanhi” Commercial Law (Shoji Homu) No. 2114, pp. 9-10, 15 [note 46] and Satoko Kuwabara, Kenichi Sekiguchi, and Yuta Kawashima “Hanhi” Commercial Law (Shoji Homu) No. 2114, pp. 21-22.

[3]	This relates to tender offers, but please see Manabu Matsunaka “Hanhi” Commercial Law (Shoji Homu) No. 2114, p. 5.

App. C-10

The Share Exchange is a transaction using shares as the consideration, and more than two years have passed since the Tender Offer. Further, the environment in which Misawa Homes operates, such as the market conditions, have also changed, so a simple comparison cannot be made. However, the Third Party Committee believed that it was necessary in protecting minority shareholders to make a comparison against the tender offer price of the Tender Offer and to determine whether it was a significantly unreasonable price or level of premium.

Because the share prices of Toyota shares and Misawa Homes shares both fluctuate from day-to-day, the Third Party Committee confirmed the closing price on May 8, 2019, as well as the simple average closing prices for the one month, three months and six months to May 8, 2019, respectively. The closing price on May 8, 2019, the simple average closing prices for each period and the premium, etc. are as follows:

	Closing Share Price, Simple Average Closing Share Price, on the First Section of the TSE, and the Premium, etc.
	Closing Price on May 8		One-Month Simple Average		Three-Month Simple Average		Six-Month Simple Average
Toyota shares	6,759	yen	6,870	yen	6,724	yen	6,714	yen
Price multiplied by the share exchange ratio	1,047	yen	1,064	yen	1,042	yen	1,040	yen
Misawa Homes shares	801	yen	765	yen	766	yen	769	yen
Premium (the Share Exchange)	30.7%		39.1%		36.0%		35.3%
[Reference] Premium in the Tender Offer	25.86%		34.15%		40.13%		44.74%

As stated above, the amount obtained by multiplying Toyota shares’ closing price on May 8, 2019, and the respective simple average closing prices for the one month, three month and six months to May 8, 2019 by the share exchange ratio (0.155) is 1,047 yen, 1,064 yen, 1,042 yen, and 1,040 yen, respectively. There is no significant divergence from the tender offer price of 1,100 yen in the Tender Offer. The premium varies depending on the period, and the premium for the Share Exchange is greater than the level of the premium for the Tender Offer for some periods and less for other periods. However, the Third Party Committee does not regard it as being a significantly unreasonable level compared to the premium at the time of the Tender Offer. As discussed above, one cannot make a simple comparison of the share exchange ratio for the Share Exchange against the Tender Offer conducted more than two years ago but in light of such circumstances, the share exchange ratio for the Share Exchange cannot be said to be a significantly unreasonable price or premium level compared to the tender offer price of the Tender Offer.

(3)	Appropriateness of Transaction Terms and Conditions Other than the Share Exchange Ratio

When the Third Party Committee checked the transaction terms and conditions of the Share Exchange, the Third Party Committee did not find any facts to the effect that Toyota and Toyota Housing were unfairly benefitting by sacrificing Misawa Homes’ minority shareholders, and the Third Party Committee did not discover circumstances that prejudiced the legitimacy and appropriateness of such terms and conditions.

(4)	Sub-Conclusion

As discussed above, the Third Party Committee found that the procedures for the Share Exchange to be fair, that the prices and the level of premium are not significantly unreasonable compared to the tender offer price of the Tender Offer, and that transaction terms and conditions other than the share exchange ratio are also appropriate. In addition to the foregoing, the Third Party Committee did not find any facts to the effect that Toyota and Toyota Housing were benefitting by sacrificing Misawa Homes’ minority shareholders and did not discover circumstances that prejudiced the legitimacy and appropriateness of such terms and conditions.

Therefore, the Third Party Committee finds that the transaction terms and conditions of the Share Exchange did not unfairly prejudice the interests of minority shareholders and are therefore legitimate and appropriate.

App. C-11

5.              Whether Conducting the Share Exchange Would be Disadvantageous for Minority Shareholders of Misawa Homes

As discussed above, the Third Party Committee found the purpose of the Share Exchange to be legitimate and reasonable, the fairness of procedures for the Share Exchange was ensured, and the legitimacy and appropriateness of the transaction terms and conditions of the Share Exchange were ensured. Therefore, the Third-Party Committee concludes that the Share Exchange is not disadvantageous to Misawa Homes’ minority shareholders.

Further, as stated above, the approval of Misawa Homes’ general meeting of shareholders must be sought in order for the Share Exchange to take effect. Since because appropriate disclosure of information to Misawa Homes’ shareholders must be carried out when holding such general meeting of shareholders, it is necessary to continue taking care with disclosure of information to shareholders.

Additionally, note that it may be necessary to change the transaction terms and conditions after the fact if, going forward, there are special circumstances sufficient recognize that an unforeseeable change has arisen in the circumstances on which the transaction is based. In light of the fact that there are approximately six months between the announcement of the Share Exchange and Misawa Homes’ extraordinary general meeting of shareholders, Misawa Homes’ Board of Directors needs to check whether such special circumstances exist when it convenes the extraordinary general meeting of shareholders

IV. Restriction

Because the Third Party Committee was subject to the following restrictions when preparing this Opinion, Misawa Homes should refer to this Opinion pursuant to an understanding of restrictions such as the following:

(1)   The Third Party Committee conducted its examination on the presumption that (i) the materials and information, etc. (the “Materials, etc.”) disclosed by Misawa Homes and Misawa Homes’ advisors in writing and at interviews, etc. are true and correct, would not give rise to any misunderstanding, and that there has been no change to the details of the Materials, etc. as of the date that this Opinion was prepared and (ii) there are no other materials facts, information or documents that would have an influence on the opinion of the Third Party Committee, other than this information;

(2)   Examination by the Third Party Committee was conducted using the results of interviews and examination materials within a limited scope and time. Therefore, it is possible that there are issues that were not apparent at the time that this Opinion was prepared that would have become apparent if interviews and examination of materials had been conducted with a broader scope, or if more time had been spent on interviews and examination of materials;

(3)   This Opinion was prepared on the assumption that it would exclusively be used internally by Misawa Homes, and it was not prepared in contemplation of being disclosed to any third party, other than the TSE; and

(4)   This Opinion does not guarantee approval or treatment by a court of law, nor interpretation or handling by an administrative agency or self-regulatory organization.

END

App. C-12

Exhibit 1

Draft “Notice Regarding Misawa Homes Co., Ltd. Becoming a Wholly Owned Subsidiary of Toyota Motor Corporation’s Subsidiary Toyota Housing Corporation through a Share Exchange”

(As attached)

App. C. Ex1-1

May 9, 2019

To Whom It May Concern:

Company Name: Toyota Motor Corporation

Name and Title of Representative:

Akio Toyoda, President

(Code Number: 7203

First Section of Tokyo Stock Exchange and Nagoya

Stock Exchange)

Name and Title of Contact Person:

Kenta Kon, General Manager, Accounting Division

(Telephone Number: 0565-28-2121)

Company Name: Toyota Housing Corporation

Name and Title of Representative:

Tadashi Yamashina, President

Name and Title of Contact Person:

Katsuaki Tagumi, General Manager, Corporate

Planning Division

(Telephone Number: 052-952-4854)

Company Name: Misawa Homes Co., Ltd.

Name and Title of Representative:

Masashi Isogai, President and CEO

(Code Number: 1722

First Section of Tokyo Stock Exchange and Nagoya

Stock Exchange)

Name and Title of Contact Person:

Nobutoshi Karigome, General Manager, Corporate

Planning Department

(Telephone Number: 03-3349-8088)

App. C. Ex1-2

Notice Regarding Misawa Homes Co., Ltd. Becoming a Wholly Owned Subsidiary of Toyota Motor Corporation’s Subsidiary Toyota Housing Corporation through a Share Exchange

We hereby announce that, on May 9, 2019, Toyota Motor Corporation (“Toyota”), its consolidated subsidiary, Toyota Housing Corporation (“Toyota Housing”), and Toyota Housing’s consolidated subsidiary, Misawa Homes Co., Ltd. (“Misawa Homes”), passed resolutions of their respective boards of directors to conduct a share exchange (the “Share Exchange”) in which Toyota Housing becomes the wholly owning parent company resulting from the share exchange and Misawa Homes becomes the wholly owned subsidiary resulting from the share exchange, and Toyota Housing and Misawa Homes entered into a share exchange agreement (the “Share Exchange Agreement”).

The Share Exchange is scheduled to be conducted after being approved by extraordinary general meetings of shareholders, planned to be held around November 2019, of each of Toyota Housing and Misawa Homes. The Share Exchange will be a so-called “triangular share exchange,” and Misawa Homes’ shareholders will be allotted, as consideration in the Share Exchange, common stock of Toyota (“Toyota Shares”), Toyota Housing’s parent company, rather than common stock of Toyota Housing (“Toyota Housing Shares”).

Prior to the effective date of the Share Exchange (planned date: January 7, 2020), Misawa Homes’ common stock (“Misawa Shares”) are scheduled to be delisted from the First Section of the Tokyo Stock Exchange, Inc. (“TSE”) and the First Section of the Nagoya Stock Exchange, Inc. (“NSE”) as of December 30, 2019 (planned last day of trading: December 27, 2019). In the event the current effective date of the Share Exchange is changed, the delisting date will be changed as well.

Please note that, prior to Misawa Homes’ general meeting of shareholders to approve the Share Exchange, Toyota may, in connection with the Share Exchange, submit a registration statement to the U.S. Securities and Exchange Commission under cover of Form F-4, pursuant to the Securities Exchange Act of 1933.

1.	Purpose of Making Misawa Homes a Wholly Owned Subsidiary through the Share Exchange

In recent years, it has become imperative for housing manufacturers to respond to changes in the requirements of the Japanese government and needs of society, such as the tough operating environment faced by the housing industry due to factors such as long-term population decline and the associated shrinking of the domestic housing market and the shift from the previous preference for newly constructed housing to a preference for existing housing stock that aims to utilize effectively existing housing through means such as using vacant houses and renovation, as well as the strengthening of environmental regulations.

Additionally, with the concepts of “home” or “town” being subject to drastic change due to factors such as changes in customer’s values and further advancements in mobility, such as in automated driving, and development of communication technology and other fields, the key element required to make a certain town competitive in the town development business may shift from the “location” of that town to “the degree of satisfaction with the service infrastructure for daily life” in that town.

Due to these major changes in the business environment of the housing business that Toyota Housing and Misawa Homes are facing, the Toyota group came to the conclusion that it was necessary to strengthen collaboration, including a radical strengthening of capital ties between housing manufacturers, and around the middle of December 2018 began examining specific measures, including strengthening capital ties, together with Panasonic Corporation (“Panasonic”). As a result of multiple meetings with Panasonic, the necessity was recognized of establishing a new joint venture company relating to the town development business, integrating the housing businesses by placing under the joint venture company Panasonic Homes Co., Ltd. (“Panasonic Homes”), Matsumura-Gumi Corporation and Panasonic Construction Engineering Co., Ltd. (excluding certain businesses (construction work subcontracting from construction equipment distributors, etc.)), each consolidated subsidiaries of Panasonic (“Panasonic Group Subject Businesses”), as well as Toyota Housing and Misawa Homes (“Toyota Group Subject Businesses”)(*1) (the “Integration”), and Misawa Homes becoming a wholly

App. C. Ex1-3

owned subsidiary of Toyota Housing as part of the Integration, in order to realize the provision of services leveraging the respective strengths and characteristics of the Panasonic Group Subject Businesses and Toyota Group Subject Businesses. In the housing business, in which market competition is anticipated to intensify in the future, both groups will reinforce the foundation of their housing business through collaboration and aim to achieve growth in the town development business, which is expected to continue to grow in the future, by making use of the strengths of both groups in the town development business.

As described above, making Misawa Homes a wholly owned subsidiary through the Share Exchange will be implemented as part of the Integration.

(Note 1*)	Please see Toyota’s May 9, 2019 press release “Panasonic and Toyota Agree to Establish Joint Venture Related to Town Development Business”

Achieving Advanced Town Development and Housing Development Using Toyota group’s Mobility Technology and Panasonic’s Lifestyle Technology

The Toyota group has been proceeding with the construction of a “mobility service platform” (MSPF) (*2) while enhancing the development of “connected cars,” to realize an unrestricted, safe and comfortable mobility society for everyone, and promoting various big data initiatives to benefit both customers and society. In addition, Toyota group has also been collaborating with various domestic and overseas companies to create new mobility services.

Meanwhile, in the town development business, Panasonic group, together with various companies, has been engaged in the development of sustainable smart towns (SST)(*3) as advanced models of town development, which were successful and drew considerable attention both inside and outside Japan as examples of cutting-edge town development.

As discussed above, it is imperative that Toyota Group Subject Businesses and Panasonic Group Subject Businesses reinforce the foundation of their housing business through collaboration, in which market competition is anticipated to intensify going forward, and we believe that fusion of the Panasonic group’s knowledge and digital technology for a sound life and the Toyota group’s mobility knowledge is essential for our initiatives to realize even more appealing town development.

Specifically, both groups are committed to realizing improvements in peoples’ lives through further growth and advancements in the town development business, which is expected to change rapidly due to the accelerating pace of advancement in IoT(*4) for home appliances, household equipment, etc., as well as the development of CASE(*5) and “MaaS(*6),” which is a new concept of providing services by connecting means of transportation, such as vehicles or public transportation, through IT, in the mobility field, and other similar services.

(Note 2*)	“Mobility service platform” means the information infrastructure for connected cars, constructed by Toyota.

(Note 3*)	“Sustainable smart town” means a town that realizes its sustainable evolution in pursuing a better life by adopting state-of-the-art technologies and services.

(Note 4*)

“IoT” is an acronym that stands for “Internet of Things,” which means technologies and services to provide various electronic devices with communication functions, thereby allowing automatic control, remote operation, measuring or other various activities.

(Note 5*)	“CASE” is an acronym that stands for “Connected,” “Autonomous,” “Shared,” and “Electric.”

(Note 6*)

“MaaS” is an acronym that stands for “Mobility as a Service,” which means a service that realizes seamless transportation for people through the combination of public transportation, rental cars, taxis, rental bicycles and other means.

App. C. Ex1-4

Current State of Toyota Housing and Misawa Homes, and Promotion of Joint Business Through Capital and Business Alliances and Conversion to Consolidated Subsidiary Until Now

Ever since its parent company, Toyota, entered the housing business in 1975, under the banner of “truly wanting to make Japanese homes better,” Toyota Housing has developed a lineup of detached housing products using a variety of different building techniques, and expanded its business to include such businesses as an existing housing stock business, a condominium business, a special building business and an international business. In terms of its relationship with Toyota, Toyota Housing was established in April 2003 by separating part of Toyota’s housing business division as the starting point for enhancement of the housing business, and in October 2010, Toyota conducted a company split causing Toyota Housing to succeed to the entirety of the housing business division. As a result, as the company handling the Toyota group’s housing-related business, Toyota Housing offers housing incorporating the advanced technologies from each Toyota group company. In October 2018, Toyota Housing’s total quality management (TQM) initiatives were evaluated highly, and it was awarded the Deming Prize as a housing manufacturer for the first time. Toyota Housing values a lifelong relationship with its customers, and under the brand vision “Sincerely for You, Together for Life,” Toyota Housing strives to deliver peace of mind during construction, after construction, and through support, in order to help customers realize their ideal lifestyles throughout their lifetime. Peace of mind during construction means high quality through advanced technology, peace of mind after construction means the ability to guarantee the home in the long term, and peace of mind through support means the corporate strength of the Toyota group. In order to continue realizing an ideal lifestyle, Toyota Housing will promote initiatives diversifying its business in response to its customers’ needs.

Since its establishment in 1967, under its philosophy of “lifelong commitment to customers through housing” Misawa Homes has endeavored to develop its business with a focus on detached housing products emphasizing the customer’s perspective. Among other achievements, Misawa Homes is the only company in the housing industry to have won a Good Design Award for 29 consecutive years, has also won Kids Design Award for 12 consecutive years, and had no homes wholly or partially destroyed by earthquake tremors since its establishment. Since long ago, Misawa Homes has worked to expand its business from a focus on detached housing to a wider scope of corporate activity covering all aspects of people’s varied and changing lifestyle needs, and with a fundamental policy of promoting business diversification through such means as aggressive investment in stock asset related businesses,(*7) Misawa Homes has been undertaking various initiatives. As a result of this, its asset utilization business, including rental housing and condominiums sales, as well as its town development business have grown strongly and the percentage of total sales contributed by its stock asset related businesses has grown to approximately 45%. The medium-term management plan covering the three years from 2017 to 2019 announced in May 2017 promoted ongoing diversification initiatives, and was positioned as a three-year plan towards the sustained growth for the next 50 years and further improvement of corporate value of Misawa Homes (First Step for NEXT 50), in commemoration of the 50th anniversary in October, 2017 of the founding of Misawa Homes. To that end, Misawa Homes aims to achieve further progress and continue to be capable of sustained growth in the future by creating a framework that can flexibly respond to changes in social needs such as the shrinking of the domestic housing market in connection with the decrease in population and number of households and the change from a focus on new homes to a focus on existing housing stock that aims to effectively utilize existing housing, expanding the existing asset utilization business and home remodeling business with a focus on rental housing while maintaining the size of its detached housing business, and making aggressive investments in its new town development business and its overseas business.

(Note 7*)	Misawa Homes has positioned its home remodeling business, its asset utilization business, and its town development business as its stock asset related businesses.

Toyota, Toyota Housing’s parent company, and Misawa Homes entered into a capital alliance agreement as of March 31, 2005. Based on it, Toyota Housing and Misawa Homes achieved a solid track record, through such means as joint business including joint materials purchasing and joint purchasing and sale of land. Thereafter, in order for both companies to strengthen their alliance and build an even closer relationship, on January 5, 2017

App. C. Ex1-5

Toyota Housing made Misawa Homes a consolidated subsidiary through a tender offer for shares and a third-party allotment, and came to hold 21,965,898 Misawa Shares (51.00% of the 43,070,163 total issued shares as of March 31, 2019 (rounded to the 2nd decimal place. Same hereinafter in calculation of shareholdings)). The aforementioned Misawa Homes medium-term management plan also lists its aim to maximize synergies with the Toyota group, including Toyota Housing, as one of its management strategies, and for each of the areas of technology and product development, design and construction, procurement, production and logistics, sales and systems, Misawa Homes is undertaking initiatives to maximize the synergies of both Misawa Homes and Toyota Housing.

Making Misawa Homes a Wholly Owned Subsidiary and Further Promotion of Joint Business through the Integration

As explained above, for housing manufacturers, including Toyota Housing and Misawa Homes, it has become imperative to respond to changes in the requirements of the Japanese government and needs of society, such as the tough operating environment faced by the housing industry due to factors such as the long-term population decline and the associated shrinking of the domestic housing market and the shift from the previous preference for newly constructed housing to a preference for existing housing stock, aiming to utilize existing housing through means such as policies for abandoned housing and renovation, as well as the strengthening of environmental regulations.

Additionally, with the concepts of “home” or “town” being subject to drastic change due to factors such as changes in customer’s values and further advancements in mobility, such as in automated driving, and development of communication technology and other fields, the key element required to make a certain town competitive in the town development business may shift from the “location” of that town to “the degree of satisfaction with the service infrastructure for daily life” in that town.

In response to such major changes in the business environment of the housing business that Toyota Housing and Misawa Homes are facing, Toyota came to the conclusion that it was necessary to create further synergies by sharing expertise and mutual cooperation through enhancement of collaboration, including a radical strengthening of capital ties between housing manufacturers, and as explained above, it came to recognize the necessity of implementing the Integration as a result of multiple meetings between Toyota and Panasonic. In particular, Toyota recognized the necessity of making Misawa Homes—the only listed company among the Toyota Group Subject Businesses and the Panasonic Group Subject Businesses—a wholly owned subsidiary of Toyota Housing as part of the Integration in order to make it possible to flexibly execute management strategies through rapid decision-making in response to the aforementioned changes in the government’s requirements and society’s needs, and to achieve efficient growth of the housing business through the Integration from a long-term, rather than short-term, perspective. Consequently, around the middle of March 2019, Toyota and Toyota Housing proposed the Share Exchange to Misawa Homes.

From Misawa Homes’ perspective as well, it has been carrying out initiatives such as further reinforcement of its stock asset related businesses, and proactive promotion of business diversification including the town development business and overseas business expansion, as set out in the aforementioned medium-term management plan, “First Step for NEXT 50,” in order to build a business portfolio that stops its reliance on the housing business, but under circumstances where the domestic detached housing market will contract irreversibly in the medium- to long-term as well, Misawa Homes recognizes the necessity of constructing new business models and creating synergies such as through thorough streamlining as further initiatives to ensure its survival and target sustained growth and evolution.

Since Toyota and Toyota Housing proposed the Share Exchange, Misawa Homes has shared its understanding of the industry and the positioning of Toyota Housing, Misawa Homes and Panasonic Homes in the industry, and has held frequent discussions regarding the role it should play in the future.

App. C. Ex1-6

Consequently, Misawa Homes came to the understanding that becoming a wholly owned subsidiary of Toyota Housing through the Share Exchange, as well as promoting the integration of Toyota Housing, Misawa Homes, and Panasonic Homes, etc. from a capital and a business perspective by Toyota and Panasonic together establishing a joint venture company (the “Joint Venture Company”) to carry out the integrated operation of the Toyota Group Subject Businesses and the Panasonic Group Subject Businesses and thereby strengthening their business foundations, and further, after the effective date of the Share Exchange, Misawa Homes becoming a direct, wholly owned subsidiary of the Joint Venture Company, would grow Misawa Homes’ enterprise value over the long term and also contribute to the improvement of the overall enterprise value of the Toyota group and the Panasonic group. Furthermore, not only would the Share Exchange contribute to the improvement of Misawa Homes’ enterprise value, but also providing the Toyota Shares that are the consideration in the Share Exchange would also make it possible to provide shareholders with the benefits of the Integration’s synergies. Therefore, Misawa Homes made the decision to conduct the Share Exchange and the Integration because the reorganization can also be regarded as being beneficial for shareholders. The reasons for this are that the integration from a capital and a business perspective not only delivers further benefits to all related parties as a traditional detached housing business operator, but also enables a fusion of management resources, such as the wealth of technology, expertise, and development resources possessed by each company—mainly from the perspectives of mobility services for the Toyota group, “lifestyle updates” and “lifestyle technology” such as IoT household appliances and equipment for the Panasonic group, and a town development business operator such as compact city-style real estate development for Misawa Homes—which Misawa Homes believes will enable its evolution and growth as a town development business operator through the provision of appealing services with even greater added value.

Misawa Homes believes that becoming a wholly owned subsidiary of Toyota Housing and the Integration will create the following specific synergies:

(i)	Economies of scale in the housing business

The increased size of operations due to the Integration will create a group boasting a supply of approximately 17,000 houses. With housing business conducted under the management of the Joint Venture Company, Toyota Housing, Misawa Homes and Panasonic Homes will avoid any redundancy in the areas of their respective strengths, and by mutually complementing one another in their areas it will be possible in terms of sales to enhance their competitive advantages while further increasing management efficiency on a Japan-wide scale.

(ii)	Realization of efficient growth of housing business through acceleration of the execution of management strategies

By aiming for acceleration of management strategies at each company through the Integration, we believe that Panasonic Homes’ participation will further accelerate the streamlining initiatives in the housing business currently underway with Toyota Housing, such as cost reduction and streamlining of business in back-office departments through utilization of shared infrastructure as well as cost reduction through joint purchasing. Additionally, it will become possible to proactively carry out sharing of information and personnel, which, as a listed company, had to be restricted to maintain independence. We believe that this will make it possible to carry out business activities efficiently.

(iii)	Creation of new business models by combining real estate and technology

With the sources of value of housing changing from “location” to “the form that the town takes” and from “the building itself” to its “functions and ease of use” in association with changes in individual lifestyles and the diversification of values, we believe that the integration of management resources possessed by each company will enable the realization of town development based on the actual lifestyles of each individual resident. For example, we believe that urban design optimized for mobility services in anticipation of technological

App. C. Ex1-7

advancements such as self-driving vehicles or the provision of new services and technologies such as the provision of connected homes(8*) that are constantly being updated, will enable the creation of new “lifestyle” value for the entire town, giving the whole area high added value, and promoting enhanced competitiveness. In addition, we believe that becoming an unlisted company through the Share Exchange will enable Misawa Homes to carry out agile decision-making without being distracted by how it is viewed by the stock market, and aiming to accelerate the execution of management strategies will contribute to establishment of new business models, as explained above, as well as expansion.

(Note 8*)

“Connected homes” means housing incorporating IoT technology, in which home appliances and security equipment, as well as various types of mobile devices, etc. are connected to the computer network at all times.

(iv)	Acceleration of overseas expansion

With the town development business as the starting point, in the medium- to long-term, it will be possible to supplement vigorous town development needs centering on Asia and other countries where there is significant population growth. We believe that there is growing demand for urban infrastructure that alleviates issues caused by urbanization, such as traffic jams, in association with the rapid growth of cities in such regions. Additionally, by becoming an unlisted company through the Share Exchange, it will become possible to flexibly leverage the track record and network that each company has cultivated thus far and also use it as a foothold to enhance the overseas town development business, without needing to worry about independence as a listed company.

2.	Outline of the Share Exchange

(1)	Timeline of the Share Exchange

Date of the boards of directors’ resolutions regarding execution of the Share Exchange Agreement (Toyota Housing and Misawa Homes)	May 9, 2019
Execution date of the Share Exchange Agreement (Toyota Housing and Misawa Homes)	May 9, 2019
Announcement of the record date for the general meeting of shareholders	September 13, 2019 (planned)
Record date for the general meeting of shareholders (Misawa Homes)	September 30, 2019 (planned)
Resolution date for the extraordinary general meeting of shareholders to approve the Share Exchange Agreement (Misawa Homes)	Around November 2019 (planned)
Last day of trading (Misawa Homes)	December 27, 2019 (planned)
Delisting date (Misawa Homes)	December 30, 2019 (planned)
Scheduled date of implementation of Share Exchange (effective date)	January 7, 2020 (planned)

(Note 1)	The above timeline may be changed based on discussions between Toyota, Toyota Housing and Misawa Homes when necessary due to the progress status of procedures for the Share Exchange, etc.

(Note 2)	Toyota Housing plans to obtain approval for the Share Exchange at an extraordinary general meeting of shareholders around November 2019.

App. C. Ex1-8

(2)	Method of the Share Exchange

This will be a share exchange wherein Toyota Housing will become the wholly owning parent company resulting from the share exchange and Misawa Homes will become the wholly owned subsidiary resulting from the share exchange. The Share Exchange is scheduled to be conducted with an effective date of January 7, 2020, after Toyota Housing and Misawa Homes receive approval of the Share Exchange Agreement at their respective extraordinary general meetings of shareholders scheduled to be held around November 2019.

As described above in “1. Purpose of Making Misawa Homes a Wholly Owned Subsidiary through the Share Exchange,” the Share Exchange is for the purpose of the Integration, and will be implemented as part of the procedures for the Integration. Therefore, the Share Exchange Agreement provides that the Share Exchange will be suspended if it is decided by the date 10 business days before the aforementioned planned delisting date of Misawa Shares that the Integration will not be implemented. Accordingly, if it is decided by the date 10 business days before the aforementioned planned delisting date of Misawa Shares that the Integration will not implemented, Misawa Homes will not be converted into a wholly owned subsidiary through the Share Exchange. The Share Exchange Agreement also provides that the effective date of the Share Exchange will also be changed if the planned effective date of the Integration (January 7, 2020) is changed by the date 10 business days before the aforementioned planned delisting date of Misawa Shares. Accordingly, if the scheduled implementation date of the Integration is changed by the date 10 business days before the aforementioned scheduled delisting date of Misawa Shares, the effective date of the Share Exchange will also change in conjunction with such change.

Please note that the Share Exchange is a so called “triangular share exchange” in order to achieve the purpose of the Share Exchange and to provide the shareholders of Misawa Homes, which is the wholly owned subsidiary resulting from the share exchange, with the benefit of the synergies due to the Share Exchange and the Integration, and the Share Exchange allots Toyota Shares (Toyota is the wholly owning parent company of Toyota Housing)(*) as consideration in the Share Exchange rather than Toyota Housing Shares.

Additionally, as explained below in “3. Basis, etc. for Valuation of the Share Exchange Ratio (4) Measures to Ensure Fairness and (5) Measures to Avoid Conflicts of Interest” and “9. Transactions with Controlling Shareholders,” when setting the consideration in the Share Exchange, there has been thorough consideration of Misawa Homes’ shareholders, such as implementing appropriate measures to ensure fairness and avoid conflicts of interest, and implementation of measures to protect minority shareholders when conducting transactions with controlling shareholders, etc.

(Note*)

As of March 31, 2019, Toyota holds 342,799 Toyota Housing Shares (89.25% of the 384,089 total issued shares as of March 31, 2019) and Toyota’s group companies, etc. (“Group Companies, etc.”) hold 41,290 Toyota Housing Shares (10.75% of the 384,089 total issued shares as of March 31, 2019), but Toyota plans to make Toyota Housing a wholly owned subsidiary by Toyota Housing acquiring treasury shares, etc. from Group Companies, etc. by the effective date of the Share Exchange.

(3)	Details of Allotment in the Share Exchange

	Toyota (wholly owning parent company of Toyota Housing, which is the wholly owning parent company resulting from the share exchange)	Misawa Homes (wholly owned subsidiary resulting from the share exchange)
Allotment ratio for the Share Exchange	1	0.155
Number of shares to be delivered through the Share Exchange	Toyota common stock: 3,269,655 shares (planned)

App. C. Ex1-9

(Note 1)	Share Allotment Ratio

0.155 Toyota Shares will be allotted and delivered for each Misawa Share; provided, however, that no shares will be allotted through the Share Exchange for the 21,965,898 Misawa Shares held by Toyota Housing (as of March 31, 2019). The aforementioned share exchange ratio may be changed upon consultation among Toyota, Toyota Housing and Misawa Homes if any underlying conditions regarding the basis of valuation materially changes.

(Note 2)	Number of Shares of Toyota to be Delivered through the Share Exchange

Toyota Housing plans to allot and deliver 3,269,655 Toyota Shares (planned) to Misawa Homes’ shareholders (excluding Toyota Housing) at the time immediately before the time Toyota Housing acquires all Misawa Shares (the “Record Time”) (excluding Misawa Shares held by Toyota Housing).

The method by which Toyota Housing will acquire the Toyota Shares to be delivered through the Share Exchange is expected to be allotment of Toyota Shares to Toyota Housing for a fair price by means of disposal of treasury shares by a third-party allotment after adopting a resolution at a meeting of Toyota’s board of directors to be held in the future. This acquisition method will be promptly announced once it is decided.

Misawa Homes plans to cancel as of the time immediately preceding the Record Time all treasury shares held by Misawa Homes (9,716 shares as of March 31, 2019) and all treasury shares that Misawa Homes will come to hold by the time immediately before the Record Time (including shares purchased by Misawa Homes upon demand from opposing shareholders for purchase of Misawa Shares in accordance with Article 785, Paragraph 1 of the Companies Act in relation to the Share Exchange), by resolution at a meeting of Misawa Homes’ board of directors that will be held no later than the day preceding the effective date of the Share Exchange. The number of shares allotted and delivered through the Share Exchange may be revised in the future due to Misawa Homes’ cancellation of treasury shares, etc.

(Note 3)	Summary of Issuer of Shares Constituting the Consideration in the Share Exchange

Please refer to “5. Summary of Issuer of Shares Constituting the Consideration in the Share Exchange” below.

(Note 4)	Method of Conversion of Consideration in the Share Exchange

(1) Markets where the consideration is traded	First Section of the TSE and First Section of the NSE

(2) Trading broker	Toyota’s common stock can be traded through any normal securities company

(3) Details of restrictions on assignment or other disposal of the consideration (if any)	Not applicable

(4)   If the permission, etc. of a third party is required to transfer or exercise the rights in the consideration, the name and address of such person, and any other procedures relating to obtaining such permission, etc.

Not applicable

App. C. Ex1-10

(5) If a market price exists for the consideration, matters relating to such price

The closing price of Toyota’s common stock on the last day of trading on the First Section of the TSE before the announcement date (May 9, 2019) of the Share Exchange is ¥6,759.

Please refer to the Japan Exchange group Website
(https://www.jpx.co.jp/english/) or a similar resource for the latest market price, etc. of Toyota’s common stock on the First Section of the TSE.

(6) If the consideration is eligible for a refund by acquisition of treasury shares, refund of equity interest or another procedure equivalent thereto, matters relating to such method	Not applicable

(Note 5)	Treatment of Shares Constituting Less than One Unit

It is expected that some shareholders will hold shares constituting less than one unit of Toyota stock (less than 100 shares of stock) as a result of the Share Exchange. In particular, Misawa Homes’ shareholders who hold less than 646 Misawa Shares are expected to hold shares constituting less than one unit of Toyota Shares. Such shareholders will be entitled to receive dividends of Toyota with a record date on or after the effective date of the Share Exchange in proportion to the number of shares held by them, but will not be able to sell such shares constituting less than one unit on any financial instruments exchange markets. Shareholders who will hold shares constituting less than one unit of Toyota Shares can utilize the share purchase system for shares constituting less than one unit in relation to Toyota Shares (the system under which shareholders can request Toyota to purchase their shares constituting less than one unit in accordance with Article 192, Paragraph 1 of the Companies Act.).

(Note 6)	Treatment of Fractional Shares

If the number of the shares of Toyota common stock that will be delivered to any shareholder of Misawa Homes (excluding Toyota Housing) as a result of the Share Exchange includes a fraction of less than one share, Toyota Housing will pay cash in an amount calculated by multiplying the market value for one share of Toyota common stock by such fraction (however, fractions of a yen will be rounded up) to each such shareholder in lieu of delivery of such fractional number of shares of Toyota common stock.

The aforementioned “market value for one share of Toyota common stock” means the closing price for regular transactions of Toyota’s common stock on the last trading day on the TSE immediately preceding the effective date of the Share Exchange (if there is no closing price on such immediately preceding trading day, the closing price will be the closing price on the closest trading day with a closing price (limited to those preceding the effective date)).

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights

Not applicable.

3.	Basis, etc. for Valuation of the Share Exchange Ratio

(1)	Basis and Reasons for the Share Exchange Ratio

The Share Exchange is a so called “triangular share exchange” in order to achieve the purpose of the Share Exchange and to provide the shareholders of Misawa Homes, which is the wholly owned subsidiary resulting from the share exchange, with the benefit of the synergies due to the Share Exchange and the

App. C. Ex1-11

Integration, and the Share Exchange allots Toyota Shares (Toyota is the wholly owning parent company of Toyota Housing) as consideration in the Share Exchange rather than Toyota Housing Shares.

In order to ensure the fairness and appropriateness of the valuation of the share allotment ratio used in the Share Exchange (“Share Exchange Ratio”) as described above in “2. Outline of the Share Exchange (3) Details of Allotment in the Share Exchange,” Toyota and Misawa Homes separately selected third-party valuation institutions independent from Toyota, Toyota Housing and Misawa Homes to calculate the share exchange ratio. Toyota selected Nomura Securities Co., Ltd. (“Nomura”) and Misawa Homes selected SMBC Nikko Securities, Inc. (“SMBC Nikko”) as their respective valuation institutions.

Toyota, Toyota Housing and Misawa Homes negotiated and discussed the Share Exchange Ratio based on due diligence, etc. by Toyota and Misawa Homes concerning one another, comprehensively taking into account factors such as Toyota’s and Misawa Homes’ financial condition, assets and future prospects, and making reference to the valuation analysis that they received from Toyota’s and Misawa Homes’ respective third-party valuation institutions. As a result of such negotiations and discussions, Toyota, Toyota Housing and Misawa Homes concluded that the Share Exchange Ratio was appropriate and that such ratio would not impair the interests of their respective shareholders, and therefore concluded that it is appropriate to conduct the Share Exchange using the Share Exchange Ratio. Please note that, in accordance with the Share Exchange Agreement, the Share Exchange Ratio may be changed upon discussions among Toyota, Toyota Housing and Misawa Homes if there is a material change in the various conditions on which the valuation is based.

(2)	Matters Concerning Valuation

(i)	Names of Valuation Institutions and their Relationships with the Listed Company and the Other Companies

Both Nomura, which is acting as a third-party valuation institution to Toyota, and SMBC Nikko, which is acting as a third-party valuation institution to Misawa Homes, are not related parties of Toyota, Toyota Housing or Misawa Homes, are independent valuation institutions, and have no material relationship that should be stated in connection with the Share Exchange.

(ii)	Outline of Valuation

With regard to Toyota, as Toyota is listed on financial instruments exchanges and a market share price exists, Nomura used an average market price analysis for the valuation (with May 7, 2019 as the valuation base date, the analysis was based on the average closing share prices for the most recent six month-period from November 8, 2018 to the valuation base date, the most recent three month-period from February 8, 2019 to the valuation base date, the most recent one month-period from April 8, 2019 to the valuation base date, and the five business days from April 23, 2019 to the valuation base date, as well as the closing share price of Toyota Shares on the first section of the TSE on the base date).

With regard to Misawa Homes, as Misawa Homes is listed on financial instruments exchanges and a market share price exists, Nomura used an average market price analysis for the valuation (with May 7, 2019 as the valuation base date, the analysis was based on the average closing share prices for the most recent six month-period from November 8, 2018 to the valuation base date, the most recent three month-period from February 8, 2019 to the valuation base date, the most recent one month-period from April 8, 2019 to the valuation base date, and the five business days from April 23, 2019 to the valuation base date, as well as the closing share price of Misawa Shares on the first section of the TSE on the base date). In addition, as there are several comparable listed companies for which comparison to Misawa Homes is possible, and it is possible to infer by analogy the share value through a comparable company analysis, a comparable company analysis was also used in the valuation. Furthermore, in order to take into account the state of future business operations in the valuation, a discounted cash flow analysis (“DCF Analysis”) was also used in the valuation. In the DCF Analysis,

App. C. Ex1-12

future cash flows based on financial projections assuming implementation of the Share Exchange for the period from the fiscal year ending March 31, 2020 to the fiscal year ending March 31, 2023 were discounted to the present value using a set discount rate to calculate the share value.

The valuation ranges for one share of stock for Toyota Shares are as follows.

Method of Analysis		Share Exchange Ratio
Toyota	Misawa Homes
Average market price analysis	Average market price analysis	0.111~0.115
	Comparable company analysis	0.000~0.194
	DCF Analysis	0.116~0.238

In valuing the share exchange ratio above, Nomura used information that was provided by Toyota and Misawa Homes as well as publicly available information on the assumption that they are accurate and complete without any independent verification for accuracy and completeness. Nomura did not independently perform any valuation, appraisal or assessment of assets and liabilities (including contingent liabilities) of both companies and their affiliates, including an analysis or valuation of individual assets or liabilities, nor did it request any third-party institution to make such appraisal or assessment. The valuation of the share exchange ratio by Nomura is based on information available and economic conditions as of May 7, 2019. Nomura also assumed that the financial projections of both companies had been reasonably considered or prepared based on the best projections and judgment then available to the management of both companies.

Financial projections submitted by Misawa Homes that Nomura used as a basis for applying the DCF Analysis did not contain a significant increase or decrease in earnings in any fiscal year.

SMBC Nikko used a market price analysis with respect to Toyota since it is listed on financial instruments exchanges and market prices exist. In the market price analysis, SMBC Nikko used May 8, 2019 as the analysis reference date, using the simple average value of the closing prices on the First Section of the TSE for the one-month, three-month, and six-month periods before the reference date.

With regard to Misawa Homes, SMBC Nikko used for its analysis a market price analysis since Misawa Homes is listed on financial instruments exchanges and market prices exist, a comparable listed company analysis as there are several comparable listed companies for which comparison to Misawa Homes is possible, and it is possible to infer by analogy the equity value through a comparable listed company analysis, and a DCF Analysis in order to take into account the state of future business operations in the analysis.

In performing the market price analysis, SMBC Nikko used May 8, 2019 as the analysis reference date, using the simple average value of the closing prices on the First Section of the TSE for the one-month, three-month, and six-month periods before the reference date.

With respect to the comparable listed company analysis, SMBC Nikko selected Sekisui House, Ltd., Iida Group Holdings Co., Ltd., Sumitomo Forestry Co., Ltd., Open House Co., Ltd., TamaHome Co., Ltd. and Sanei Architecture Planning Co., Ltd. as comparable listed companies that may be considered to have similarities with Misawa Homes, and performed its analysis using multiples of EBITDA of the enterprise value.

In the DCF Analysis, SMBC Nikko analyzed the enterprise value of Misawa Homes by discounting future cash flows, which were based on financial forecasts prepared by Misawa Homes for the period from the fiscal year ended March 31, 2019 to the fiscal year ending March 31, 2023, to their present values at a set discount rate. The terminal value in the DCF Analysis was analyzed by the multiples method and the perpetual growth rate method. Specifically, SMBC Nikko applied a discount rate of 4.5%~5.6%, and 5.8~7.1 as the EBITDA multiples in the multiple method and a perpetual growth rate of -0.25%~0.25%.

App. C. Ex1-13

The ranges for the number of shares of common stock of Toyota allotted for one share of common stock of Misawa Homes using each analysis method are as follows:

Method of Analysis		Share Exchange Ratio
Toyota	Misawa Homes
Market price analysis	Market price analysis	0.111~0.114
	Comparable listed company analysis	0.110~0.185
	DCF Analysis	0.076~0.202

In analyzing the share exchange ratio, SMBC Nikko in principle used information received from Toyota and Misawa Homes as well as publicly available information as is and assumed that all such materials and information it used were accurate and complete and that there are no facts undisclosed to SMBC Nikko that may materially affect the analysis of the share exchange ratio, without independently verifying the accuracy and completeness thereof. SMBC Nikko has not independently valued, appraised, or assessed the assets and liabilities (including contingent liabilities) of both companies, and their respective subsidiaries and affiliates, including an analysis or valuation of each individual asset or liability, and SMBC Nikko has also not requested any third-party institution to make such appraisal or assessment. In addition, SMBC Nikko assumed that the financial projections of Misawa Homes referenced in the analysis had been reasonably prepared based on the best projections and judgment then available to the management of Misawa Homes. The analysis of the share exchange ratio by SMBC Nikko reflects the information and economic conditions as of May 8, 2019. Additionally, SMBC Nikko’s analysis of the share exchange ratio is not a statement of its opinion on the fairness of the share exchange ratio in the Share Exchange.

Financial projections submitted by Misawa Homes that SMBC Nikko used as a basis for applying the DCF Analysis did not contain a significant increase or decrease in earnings in any fiscal year. Additionally, such financial projections do not assume implementation of the Share Exchange.

(3)	Prospects and Reasons for Delisting

Misawa Homes will become a wholly owned subsidiary of Toyota Housing through the Share Exchange on the effective date (planned date: January 7, 2020), and Misawa Shares are scheduled to be delisted on December 30, 2019 (planned last day of trading: December 27, 2019) pursuant to the delisting criteria of the TSE and NSE. Please note that, in the event the current effective date of the Share Exchange is changed, the delisting date will be changed as well.

Misawa Homes’ shareholders will be unable to trade Misawa Shares on the TSE and NSE after delisting, but as Toyota Shares allotted to Misawa Homes’ shareholders through the Share Exchange are listed on the TSE and NSE, they may be traded on financial instruments exchange markets on and after the effective date of the Share Exchange. Therefore, in the case of Misawa Homes’ shareholders who hold 646 or more shares of Misawa Homes stock at the Record Time, who will thus receive allotments of at least 100 shares of Toyota common stock, which is the number of shares of stock constituting one unit of Toyota Shares, while such shareholders may also receive allotment of shares constituting less than one unit in proportion to the number of shares held, we believe that we will be able to provide liquidity with respect to shares comprising one unit or more.

Shareholders who hold less than 646 Misawa Shares as of the Record Time will be allotted shares constituting less than one unit of Toyota Shares (less than 100 shares) as a result of the Share Exchange. Although such shareholders will be entitled to receive Toyota dividends with record dates on or after the effective date of the Share Exchange in proportion to the number of shares held by them, they will not be able to sell such shares constituting less than one unit on any financial instruments exchange markets. Shareholders who will hold shares constituting less than one unit of Toyota Shares can request Toyota to purchase their shares constituting less than one unit. For details of treatment of shares constituting less than one unit, see “2. Outline of the Share Exchange (3) Details of Allotment in the Share Exchange (Note 5)

App. C. Ex1-14

Treatment of Shares Constituting Less than One Unit” above. For details of treatment of fractional shares allotted in the Share Exchange, see “2. Outline of the Share Exchange (3) Details of Allotment in the Share Exchange (Note 6) Treatment of Fractional Shares” above.

Shareholders of Misawa Homes common stock will continue without change to be able to trade the Misawa Shares they hold on the TSE and NSE and exercise their legal rights provided by the Companies Act and other related laws and regulations until the last trading day December 27, 2019 (planned).

(4)	Measures to Ensure Fairness

Since Toyota Housing already owns 21,965,898 Misawa Shares (51.00% of the 43,070,163 total issued shares as of March 31, 2019) and Misawa Homes is a consolidated subsidiary of Toyota Housing, it was determined that it is necessary to ensure fairness of the Share Exchange. Therefore, in order to ensure fairness, the following measures have been implemented:

(i)	Obtaining Valuation Report/Financial Analysis Report from Third-Party Valuation Institutions

Toyota selected Nomura as a third-party valuation institution independent from Toyota, Toyota Housing and Misawa Homes and obtained a valuation report dated May 8, 2019 regarding the share exchange ratio. Please see “(2) Matters Concerning Valuation” above for an outline of the valuation report.

Misawa Homes selected SMBC Nikko as a third-party valuation institution independent from Toyota, Toyota Housing and Misawa Homes and obtained a financial analysis report dated May 8, 2019 regarding the share exchange ratio. Please see “(2) Matters Concerning Valuation” above for an outline of the financial analysis report.

Neither Toyota nor Misawa Homes has obtained an opinion from either third-party valuation institution to the effect that that the Share Exchange Ratio is appropriate or fair from a financial perspective.

(ii)	Advice from Independent Law Firms

Toyota and Toyota Housing appointed Nagashima Ohno & Tsunematsu and Misawa Homes appointed Hibiya Park Law Offices as their respective legal advisors for the Share Exchange, and received legal advice concerning the procedures of the Share Exchange and the decision-making method and process, etc. Nagashima Ohno & Tsunematsu and Hibiya Park Law Offices are independent of, and have no material relationship with, Toyota, Toyota Housing and Misawa Homes.

(5)	Measures to Avoid Conflicts of Interest

Since Toyota Housing is the controlling shareholder of Misawa Homes that already owns 21,965,898 Misawa Shares (51.00% of the 43,070,163 total issued shares as of March 31, 2019), the following measures have been implemented in order to avoid conflicts of interest:

(i)	Obtaining a written opinion from a Third-Party Committee with no material relationship

In order to increase the transparency and objectivity of Misawa Homes’ examination of the share exchange, as well as to ensure the fairness of the transaction and confirm that conducting the Share Exchange will not be disadvantageous to Misawa Homes’ minority shareholders, as of March 28, 2019 Misawa Homes established a Third-Party Committee comprising members with no material relationship with the controlling shareholders, Toyota and Toyota Housing (committee members: Ryota Miura, Attorney-at-Law (Miura & Partners); Shinsuke Hasegawa, Certified Public Accountant

App. C. Ex1-15

and Certified Public Tax Accountant (Hasegawa Certified Public Accountant Office); and Masakazu Iwaki, Independent Outside Director of Misawa Homes). The members of the Third-Party Committee have not changed since its establishment. In considering the Share Exchange, Misawa Homes sought the advice of the Third-Party Committee as to whether (a) the purpose of the Share Exchange was legitimate and reasonable, (b) the fairness of procedures of the Share Exchange was ensured, (c) the legitimacy and appropriateness of the transaction terms and conditions were ensured, and (d) based on (a), (b) and (c) above, conducting the Share Exchange would not be disadvantageous to the minority shareholders of Misawa Homes (collectively, the “Terms of Reference”).

From April 3, 2019 to April 26, 2019, the Third-Party Committee was convened five times, and received explanations of details such as the purpose of the Share Exchange, the background leading to the Share Exchange, the negotiation status of various terms and conditions of the Share Exchange, and the details of the series of procedures planned for after the Share Exchange, and held question and answer sessions regarding these points. The Third-Party Committee also received an explanation from SMBC Nikko of its approach as a third-party valuation institution regarding the share exchange ratio of the Share Exchange, and asked SMBC Nikko questions. Additionally, the Third-Party Committee made a total of three written inquiries to Toyota and Toyota Housing with respect to the Share Exchange, and confirmed their approach, current awareness and business expansion plans after the Share Exchange, and other related matters.

Having carried out the foregoing, the Third-Party Committee conducted careful discussions and examinations of the Terms of Reference based on the respective explanations, valuation results, details of Q&As, and other examination materials, and on May 9, 2019, submitted a written opinion to Misawa Homes’ board of directors to the effect that the Share Exchange is not disadvantageous to Misawa Homes’ minority shareholders.

Please see “9. Transactions with Controlling Shareholders (3) Outline of Opinion Obtained from a Party Who Has No Material Relationship with the Controlling Shareholder Stating that the Relevant Transactions Would Not Be Disadvantageous to the Minority Shareholders” below for an outline of the opinion of the Third-Party Committee.

(ii)	Unanimous Approval of Directors and Audit and Supervisory Board Members, other than Directors and Audit and Supervisory Board Members with a Material Relationship

Among the Directors of Misawa Homes, as Mr. Masashi Isogai and Mr. Hideyuki Yoshimatsu both formerly worked for Toyota and Toyota Housing, as Mr. Tadashi Yamashina concurrently serves as the President of Toyota Housing, as Mr. Yuji Goto and Mr. Naoki Teramoto both concurrently serve as Directors of Toyota Housing, and as Mr. Sumio Yokota concurrently serves as Associate Director for Toyota Housing, from the perspective of avoiding conflicts of interest, they did not participate in Misawa Homes board of directors deliberation of, and resolution concerning, the Share Exchange, and did not participate in discussions and negotiations of the Share Exchange with Toyota and Toyota Housing on behalf of Misawa Homes. Among Misawa Homes’ Audit and Supervisory Board Members, as Mr. Hirohiko Fukatsu concurrently serves as an Audit and Supervisory Board Member of Toyota Housing, he did not participate in Misawa Homes’ board of directors deliberation of the Share Exchange, and refrained from stating any opinion regarding the resolution on the Share Exchange at that same meeting of the board of directors.

The agenda proposal for the Share Exchange at the meeting of Misawa Homes’ board of directors was unanimously approved by all six directors other than those above, and both of the Audit and Supervisory Board Members other than the Audit and Supervisory Board Member above stated that they had no objections to conducting the Share Exchange.

App. C. Ex1-16

4.	Overview of Parties to the Share Exchange

	Wholly Owning Parent Company Resulting from the Share Exchange		Wholly Owned Subsidiary Resulting from the Share Exchange
(1) Name	Toyota Housing Corporation		Misawa Homes Co., Ltd.
(2) Address	23-22 Izumi 1-chome, Higashi-ku, Nagoya City, Aichi, Japan		4-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, Japan
(3) Name and title of representative	Tadashi Yamashina, President		Masashi Isogai, President and CEO
(4) Details of business	Design, manufacture and sale, etc. of construction components and housing-related equipment, planning, design, supervision, construction work and subcontracting for land development and town development, etc., sale and lease, etc. of real estate.

•  Manufacture and sale of buildings and structures.

•  Design, subcontracting, construction work and supervision of architecture, civil engineering, external elements, landscaping and other construction.

(5) Capital	¥12,902 million (as of March 31, 2019)		¥11,892 million (as of March 31, 2019)
(6) Date established	April 1, 2003		August 1, 2003
(7) Number of shares issued	384,089 shares of common stock		43,070,163 shares of common stock
(8) Fiscal year end	March 31		March 31
(9) Number of employees	784 (non-consolidated basis) (as of March 31, 2019)		2,605 (non-consolidated basis) (as of March 31, 2019)
(10) Main customers	Toyota Home Aichi Co., Ltd.; Toyota Home Tokyo Co., Ltd.; and Toyota Home Nagoya Co., Ltd.		General customers and companies
(11) Main bank	MUFG Bank, Ltd.		MUFG Bank, Ltd.
(12) Major shareholders and shareholding ratios	Toyota Motor Corporation Toyota Industries Corporation Aisin Seiki Co., Ltd. Denso Corporation JTEKT Corporation Toyota Tsusho Corporation Toyota Boshoku Corporation Toyoda Gosei Co., Ltd. Toyota Auto Body Co., Ltd. Toyota Motor East Japan, Inc.	89.3% 1.9% 1.9% 1.9% 1.0% 1.0% 1.0% 1.0% 0.5% 0.5%	Toyota Housing Corporation	51.00%
			Aioi Nissay Dowa Insurance Co., Ltd.	3.44%
			The Master Trust Bank of Japan, Ltd. (Trust Account)	2.60%
			Japan Trustee Services Bank, Ltd. (Trust Account)	1.66%
			Nippon Life Insurance Company	1.41%
			MUFG Bank, Ltd.	1.29%
			DFA International Small Cap Value Portfolio	1.26%
			Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.22%
			Government of Norway	1.13%
(13) Relationship between the parties

Capital	Toyota Housing holds 51.00% (21,965,898) of Misawa Homes’ issued shares, and is the parent company of Misawa Homes.

Personnel	Toyota Housing has dispatched five Directors and one Audit and Supervisory Board Member to Misawa Homes. There is also one employee seconded from Toyota Housing to Misawa Homes, while there are six employees seconded from Misawa Homes to Toyota Housing.

Transactions	Toyota Housing sources components, etc. from Misawa Homes and carries out transactions for the use of systems, etc. Misawa Homes has long-term loans from Toyota Housing.

Related party status	Misawa Homes is Toyota Housing’s consolidated subsidiary, and qualifies as a related party.

App. C. Ex1-17

(14) Financial data for the three most recent years
Fiscal year	Toyota Housing (consolidated)			Misawa Homes (consolidated)
	Fiscal Year Ended March 31, 2016	Fiscal Year Ended March 31, 2017	Fiscal Year Ended March 31, 2018	Fiscal Year Ended March 31, 2017	Fiscal Year Ended March 31, 2018	Fiscal Year Ended March 31, 2019
Consolidated net assets	77,036	111,507	118,742	52,309	57,181	63,574
Consolidated total assets	156,956	391,413	409,353	247,069	254,410	282,141
Consolidated net assets per share (in yen)	—	—	—	1,157.20	1,275.72	1,379.90
Consolidated revenues	167,151	177,554	552,907	399,853	388,552	399,347
Consolidated operating income	3,339	4,898	10,493	8,401	7,485	8,408
Consolidated ordinary income	3,944	6,106	10,079	8,146	7,672	9,114
Net income attributable to owners of parent	4,969	1,077	4,707	4,422	4,829	5,309
Consolidated net income per share (in yen)	14,734.63	3,084.82	12,257.20	114.37	112.14	123.31
Dividend per share (in yen)	3,570	3,057	1,783	25	20	25

(In millions of yen unless otherwise noted)

(Note)

Toyota Housing made Misawa Homes a subsidiary as of January 5, 2017. Therefore, Misawa Homes’ treatment in the consolidated financial statements is as an affiliated company accounted for using the equity method for the fiscal year ended March 31, 2016 and as a consolidated subsidiary for the fiscal years ended March 31, 2017 and 2018 (however, for the fiscal year ended March 31, 2017, gain (loss) on investment was recorded in the Income Statement).

5.	Summary of Issuer of Shares Constituting the Consideration in the Share Exchange

(1)	Name		Toyota Motor Corporation
(2)	Address		1 Toyota-cho, Toyota City, Aichi, Japan
(3)	Name and title of representative		Akio Toyoda, President
(4)	Details of business		Automotive business, financial service business and other businesses.
(5)	Capital		¥635,401 million (as of March 31, 2019)
(6)	Date established		August 27, 1937
(7)	Number of issued shares		3,262,997,492 shares of common stock 47,100,000 First Series Model AA class shares
(8)	Fiscal year end		March 31
(9)	Number of employees		370,870 (consolidated basis) (as of March 31, 2019)
(10)	Main customers		—
(11)	Main bank		—
(12)	Major shareholders and shareholding ratios	Japan Trustee Services Bank, Ltd.	11.37%
		Toyota Industries Corporation	7.20%
		The Master Trust Bank of Japan, Ltd.	5.52%
		Nippon Life Insurance Company	3.36%

App. C. Ex1-18

		JP Morgan Chase Bank (Standing Proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	3.05%
		Denso Corporation	2.72%
		State Street Bank and Trust Company (Standing Proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Department)	2.60%
		Trust & Custody Services Bank, Ltd.	1.74%
		Mitsui Sumitomo Insurance Co., Ltd.	1.72%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.54%
(13)	Relationship between the parties
	Capital	As of March 31, 2019 Toyota holds 89.25% of Toyota Housing’s total issued shares. Toyota also indirectly holds 51.00% of Misawa Homes’ total issued shares through Toyota Housing as of March 31, 2019.
	Personnel	As of March 31, 2019, Toyota has dispatched eight Directors and two Audit and Supervisory Board Members to Toyota Housing. Toyota has also seconded 212 employees to Toyota Housing, while Toyota Housing has dispatched five Directors and one Audit and Supervisory Board Member to Misawa Homes. Toyota has also seconded one employee to Misawa Homes.
	Transactions	Toyota lends funds to Toyota Housing. There are no noteworthy transactions between Toyota and Misawa Homes.
	Related party status	Toyota is the parent company of Toyota Housing and Misawa Homes, and qualifies as a related party.

(14)	Financial data for the three most recent years

		Toyota (consolidated)
	Fiscal year	Fiscal Year Ended March 31, 2017	Fiscal Year Ended March 31, 2018	Fiscal Year Ended March 31, 2019
	Consolidated net assets	18,668,953	19,922,076	20,565,210
	Consolidated total assets	48,750,186	50,308,249	51,936,949
	Consolidated shareholders equity per share (in yen)	5,887.88	6,438.65	6,830.92
	Consolidated revenues	27,597,193	29,379,510	30,225,681
	Consolidated operating income	1,994,372	2,399,862	2,467,545
	Consolidated ordinary income	—	—	—
	Net income attributable to owners of parent	1,831,109	2,493,983	1,882,873
	Consolidated net income per share (in yen)	605.47	842.00	650.55
	Dividend per share (in yen)	Shares of common stock 210 First Series Model AA class shares 105	Shares of common stock 220 First Series Model AA class shares 158	Shares of common stock 220 First Series Model AA class shares 211

(In millions of yen unless otherwise noted)

6.	Summary of the Company after the Share Exchange

Wholly Owning Parent Company Resulting from the Share Exchange
(1)	Name	Toyota Housing Corporation
(2)	Address	23-22 Izumi 1-chome, Higashi-ku, Nagoya City, Aichi, Japan
(3)	Name and title of representative	Yuji Goto, President(*)

App. C. Ex1-19

Wholly Owning Parent Company Resulting from the Share Exchange
(4)	Details of business	Design, manufacture and sale, etc. of construction components and housing-related equipment, planning, design, supervision, construction work and subcontracting for land development and town development, etc., sale and lease, etc. of real estate.
(5)	Capital	To be determined
(6)	Fiscal year end	March 31
(7)	Net assets	To be determined
(8)	Total assets	To be determined

(Note*)

As announced on March 28, 2019, Mr. Yuji Goto is scheduled to assume the position of President upon approval by the ordinary general meeting of shareholders scheduled to be held in June 2019 and the adoption of a resolution by the board of directors after the end of such general meeting of shareholders.

7.	Overview of Accounting Treatment of the Share Exchange

Toyota will account for the Share Exchange as a capital transaction in its consolidated financial statements.

8.	Outlook

As Misawa Homes is already a consolidated subsidiary of Toyota, the effects of Misawa Homes becoming a wholly owned subsidiary through the Share Exchange on the consolidated operating results of Toyota and Misawa Homes in the fiscal year ending March 2020 are expected to be minor.

9.	Transactions with Controlling Shareholders

(1)	Transactions, etc. with Controlling Shareholders and Status of Conformity with Policy Regarding Measures to Protect Minority Shareholders

As Toyota Housing is already the controlling shareholder of Misawa Homes, holding 21,965,898 Misawa Shares (comprising 51.00% of the 43,070,163 total issued shares as of March 31, 2019), the Share Exchange qualifies as a transaction with a controlling shareholder, etc. for Misawa Homes. Misawa Homes’ Policy Regarding Measures to Protect Minority Shareholders When Conducting Transactions, etc. with Controlling Shareholders stated in its Corporate Governance Report released on December 26, 2018, states that, when conducting transactions, etc. with controlling shareholders, Misawa Homes shall confirm that such transaction, etc. is necessary and that its terms and conditions do not significantly differ from the terms and conditions of normal transactions, as well as handle it in an appropriate way to ensure that the interests of minority shareholders are not prejudiced.

With respect to the Share Exchange, as stated above in “3. Basis, etc. for Valuation of the Share Exchange Ratio; (4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest,” Misawa Homes has taken measures to ensure fairness and avoid conflicts of interest, and believes that such measures conform to the above policy.

(2)	Matters Regarding Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

As set out above in “(1) Transactions, etc. with Controlling Shareholders and Status of Conformity with Policy Regarding Measures to Protect Minority Shareholders,” as the Share Exchange qualifies as a transaction, etc. with a controlling shareholder for Misawa Homes, Misawa Homes determined that it is necessary to take measures to ensure fairness and measures to avoid conflicts of interest, Misawa Homes’ carefully discussed and examined the various terms and conditions of the Share Exchange at meetings of its board of directors, and determined that it has ensured fairness and avoided conflicts of interest by taking the

App. C. Ex1-20

measures set out above in “3. Basis, etc. for Valuation of the Share Exchange Ratio; (4) Measures to Ensure Fairness” and “(5) Measures to Avoid Conflicts of Interest.”

(3)

Outline of Opinion Obtained from a Party Who Has No Material Relationship with the Controlling Shareholder Stating that the Relevant Transactions Would Not Be Disadvantageous to the Minority Shareholders

As set out above in “3. Basis, etc. for Valuation of the Share Exchange Ratio; “(5) Measures to Avoid Conflicts of Interest,” in order to increase the transparency and objectivity of examination of the Share Exchange at Misawa Homes, as well as to ensure the fairness of the transaction and confirm that conducting the Share Exchange will not be disadvantageous to Misawa Homes’ minority shareholders, Misawa Homes established the Third-Party Committee and sought its advice as to whether (a) the purpose of the Share Exchange was legitimate and reasonable, (b) the fairness of procedures of the Share Exchange was ensured, (c) the legitimacy and appropriateness of the transaction terms and conditions were ensured, and (d) based on (a), (b) and (c) above, conducting the Share Exchange would not be disadvantageous to the minority shareholders of Misawa Homes.

As a result thereof, Misawa Homes obtained a written opinion from the Third-Party Committee dated May 9, 2019 to the effect that the Share Exchange is not disadvantageous to Misawa Homes’ minority shareholders. The following is a summary of the written opinion:

(a)	Whether the purpose of the Share Exchange was legitimate and reasonable

The purpose of the Share Exchange is to facilitate the survival and sustained growth and evolution of Misawa Homes and to grow Misawa Homes’ enterprise value in the long term, as well as to improve the overall enterprise value of the Toyota group and the Panasonic group, and as there are no circumstances giving rise to suspicions that the purpose is to unfairly benefit Toyota and Toyota Housing by sacrificing Misawa Homes’ minority shareholders, the Third-Party Committee finds that the purpose of the Share Exchange is legitimate and reasonable.

(b)	Fairness of procedures of the Share Exchange

(i) Even if Misawa Homes’ minority shareholders do not wish to continue to hold Toyota Shares that are the consideration in the Share Exchange, as Toyota Shares have high liquidity, such shareholders will be able to sell them on the market or utilize the share purchase system for shares constituting less than one unit and easily convert them to cash, and therefore the Third-Party Committee finds that the reasons for adopting the scheme used in the Share Exchange are reasonable. (ii) Toyota and Toyota Housing appointed Nagashima Ohno & Tsunematsu and Misawa Homes appointed Hibiya Park Law Offices as their respective legal advisors for the Share Exchange, and they respectively obtained advice from a legal perspective on matters such as the method and process for the Share Exchange’s various procedures and decision making, and therefore the Third-Party Committee finds that the legality of the Share Exchange’s procedures has been ensured. (iii) Misawa Homes has taken measures to avoid conflicts of interest equivalent to those used in similar types of transactions, such as obtaining a valuation report from an independent, third-party valuation institution, and the Third-Party Committee finds that the measures to avoid conflicts of interest used when considering the Share Exchange are reasonable. (iv) The Third-Party Committee carried out the consideration and preparation of its written opinion independent from the parties to the Share Exchange and the Integration, and finds that Misawa Homes has ensured a framework to respect the opinion of the Third-Party Committee. (v) Misawa Homes held multiple negotiations with Toyota and Toyota Housing before ultimately reaching agreement on an exchange ratio of 0.155 shares of Toyota stock for each share of Misawa Homes stock, and as such the exchange ratio is within the valuation range in the valuation report that Misawa Homes obtained from SMBC Nikko, an independent, third-party valuation institution, the Third-Party Committee finds that the negotiations on the exchange ratio for

App. C. Ex1-21

the Share Exchange were appropriate. (vi) As the draft of this press release complied with the TSE’s timely disclosure criteria, each party appointed their own legal advisors and carried out appropriate disclosure, and the Third-Party Committee found no matters giving rise to suspicions as to the appropriateness of the content thereof, the Third-Party Committee finds that there has been appropriate disclosure of information. Therefore, the fairness of procedures for the Share Exchange has been ensured.

(c)	Legitimacy and appropriateness of the transaction terms and conditions

The Third-Party Committee found that the procedures for the Share Exchange were fair, and compared to the tender offer price in the tender offer for Misawa Shares that Toyota Housing implemented from November 28, 2016 to December 26, 2016, the exchange ratio for the Share Exchange is neither an unreasonable amount nor at an unreasonable premium, and the terms and conditions other than the exchange ratio were also found to be appropriate. The Third-Party Committee was also unable to find any circumstances prejudicial to the legitimacy and appropriateness of the transaction terms and conditions of the Share Exchange. Therefore, the Third-Party Committee found that the transaction terms and conditions of the Share Exchange were not unjustly prejudicial to minority shareholders, and found them to be legitimate and appropriate.

(d)	Whether conducting the Share Exchange would be disadvantageous to the minority shareholders of Misawa Homes

The Third-Party Committee found the purpose of the Share Exchange to be legitimate and reasonable, the fairness of procedures for the Share Exchange was ensured, and the legitimacy and appropriateness of the transaction terms and conditions of the Share Exchange were ensured. Therefore, the Third-Party Committee concludes that the Share Exchange is not disadvantageous to Misawa Homes’ minority shareholders.

End

(Reference) Consolidated financial forecast for fiscal year ending March 31, 2020 and consolidated financial results for fiscal year ended March 31, 2019

Toyota (Consolidated financial forecast for the fiscal year ending March 31, 2020 are as announced on May 8, 2019.)

	(in millions of yen)
	Consolidated revenues	Consolidated operating income	Consolidated ordinary income	Net income attributable to Toyota
Forecast of financial results for current fiscal year (fiscal year ending March 31, 2020)	30,000,000	2,550,000	—	2,250,000
Financial results for previous fiscal year (fiscal year ended March 31, 2019)	30,225,681	2,467,545	—	1,882,873

Misawa Homes
	(in millions of yen)
	Consolidated revenues	Consolidated operating income	Consolidated ordinary income	Net income attributable to owners of parent
Financial results for previous fiscal year (fiscal year ended March 31, 2019)	399,347	8,408	9,114	5,309

(Note 1)	There has been no announcement for the operating results of Misawa Homes in the fiscal year ending March 2020 since Misawa Homes is scheduled to be delisted as of December 30, 2019.

App. C. Ex1-22

Toyota may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) if Toyota Housing conducts the share exchange (the “Share Exchange”) with Misawa Homes. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Misawa Homes prior to the shareholders’ meeting of Misawa Homes at which the Share Exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Toyota, Toyota Housing and Misawa Homes, the Share Exchange and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact below.

Masayoshi Hachisuka

Accounting & Finance Division

Toyota Motor Corporation

1 Toyota-cho, Toyota City

Aichi, 471-8571

Japan

Telephone: +81-565-23-2005

This material contains forward-looking statements that reflect the plans and expectations of Toyota, Toyota Housing and Misawa Homes (including their respective consolidated subsidiaries). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s, Toyota Housing’s and Misawa Homes’ actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which the Toyota group operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) the Toyota group’s ability to market and distribute effectively; (v) the Toyota group’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which the Toyota group operates that affect the Toyota group’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect the Toyota group’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which the Toyota group operates; (viii) the Toyota group’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to the Toyota group’s brand image; (x) the Toyota group’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) the Toyota group’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where the Toyota group purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities including the negative effect on the Toyota group’s vehicle production and sales; (xv) the parties being unable to complete the Share Exchange due to a failure to obtain the necessary shareholder approval

App. C. Ex1-23

or any governmental approval for the proposed transaction or for other reasons; and (xvi) difficulties in realizing the anticipated benefits of the Share Exchange.

Investors are advised to consult any further disclosures by Toyota and Misawa Homes (or the post-transaction group) in their subsequent domestic filings in Japan and filings with the SEC.

App. C. Ex1-24

Exhibit 2

Draft “Panasonic and Toyota Agree to Establish Joint Venture Related to Town Development Business”

(As attached)

App. C. Ex2-1

May 9, 2019

Panasonic Corporation

Toyota Motor Corporation

Panasonic and Toyota Agree to Establish Joint Venture Related to Town Development Business

Toyota City, Aichi/Kadoma City, Osaka, Japan, May 9, 2019—Panasonic Corporation (“Panasonic”) and Toyota Motor Corporation (“Toyota”) concluded today contracts aimed toward the establishment of a new joint venture (“joint venture”) related to the town development business. Both companies aim to fuse the mobility services initiatives promoted by Toyota and the “lifestyle updates” initiatives spearheaded by Panasonic through collaboration based on the establishment of the joint venture, thereby creating new value for the entire town as a whole.

Panasonic and Toyota are committed to realizing improvements in peoples’ lives while seeking growth and advancements in the town development business. A rapid change is expected in this business due to the accelerated deployment of IoT(*1) technologies in home appliances, household equipment, etc., as well as the evolution in mobility, such as CASE(*2) and “MaaS(*3),” a new concept of providing services by connecting cars, public transportation and other means of transportation through IT.

In the housing business, in which market competition is anticipated to intensify, the two companies will reinforce the foundation of their business through the integration of their respective housing businesses.

Kazuhiro Tsuga, President of Panasonic, said: “In the future, in addition to hardware, the provision of improved services supported by technology will assume a more important role in town development that provides value for customers and the local community. Toyota has been leading the mobility field, and Panasonic has long been serving lifestyle needs of people. We will put our respective strengths together to offer new value in everyday life. Through this collaboration, Panasonic will further challenge itself to continue advancement in the town development business, aiming to deliver the ‘ideal lifestyle’ for each customer.”

Akio Toyoda, President of Toyota, said: “From here on out, information will link all items and services that support people’s daily lives thanks to the development of CASE, and considering this from a broad, community-level and society-level perspective that includes cars—in other words, working from the concept of ‘connected cities’—will become important. In order to realize this, I believe that it is important to have a spirit of cooperation with friends and allies, while sharing our goals regarding what kind of future we want to create. I want to take on the challenge of providing a new kind of lifestyle, based on the spirit of always wanting to be better and better, while bringing together the strengths of Toyota, with its vehicle business and connected business, and Panasonic, with its home appliance business, battery business, and IoT business, and enhancing our competitiveness, with the housing business of both companies as the core.”

In the town development business, Panasonic, together with various companies, has led the development of sustainable smart towns (SST)(*4) as advanced models of town development, which drew considerable attention both inside and outside Japan as successful examples of cutting-edge town development. Meanwhile, Toyota has been proceeding with the construction of a “mobility service platform” (MSPF)(*5) while enhancing the development of “connected cars,” to realize an unrestricted, safe and comfortable mobility society for everyone, and promoting various big data initiatives to benefit both customers and society. In addition, Toyota has also been collaborating with various domestic and overseas companies to create new mobility services. Through the establishment of the joint venture, both companies are committed to contributing to the realization of more attractive towns, making use of Panasonic’s knowledge and digital technology related to living, and Toyota’s expertise in mobility.

(Note *1)

“IoT” stands for Internet of Things. Connecting various electronic devices to the internet enables them to communicate and provide technologies and services such as automatic control, remote operation and measuring.

App. C. Ex2-2

(Note *2)	“CASE” stands for Connected, Autonomous, Shared and Electric.
(Note *3)

“MaaS” stands for Mobility as a Service, which means a service that realizes seamless transportation for people through the combination of public transportation, rental cars, taxis, rental bicycles and other means.

(Note *4)	“Sustainable smart town” means a town that realizes its sustainable evolution in pursuing a better life by adopting state-of-the-art technologies and services.
(Note *5)	“Mobility service platform” means the information infrastructure for connected cars constructed by Toyota.

1.	Main Points of the Agreement

◇

The Panasonic group and Toyota will have the same ratio of equity participation in the joint venture. They concluded a memorandum of understanding with Mitsui & Co., Ltd. (“Mitsui”) for the creation of new value related to the town development business, and are continuing discussions regarding the development of the joint venture, including the possibility of Mitsui’s equity participation. The joint venture is expected to be out of the scope of consolidation for Panasonic and Toyota.

◇

Panasonic will transfer all of the shares owned by itself or indirectly through its subsidiaries as of today in Panasonic Homes Co., Ltd. (“Panasonic Homes”), Panasonic Construction Engineering Co., Ltd. (“Panasonic Engineering”) and Matsumura-gumi Corporation (“Matsumura-gumi”) to the joint venture. With respect to Panasonic Engineering, such transfer will take place after a Panasonic subsidiary succeeds to part of Panasonic Engineering’s business, such as contracted construction work from housing equipment distributors, through an absorption-type company split. Toyota will make Toyota Housing Corporation (“Toyota Housing”) its wholly-owned subsidiary through means such as by causing Toyota Housing to acquire from Toyota group companies and other parties, shares in Toyota Housing, and thereafter transfer all of the shares in Toyota Housing to the joint venture. Panasonic and Toyota will transfer the relevant shares to the joint venture by a joint share transfer (“transaction”).

◇

From Toyota’s side, Toyota Housing will acquire approximately 49% of the shares in Misawa Homes Co., Ltd. (“Misawa Homes”) which are owned by Misawa Homes’ shareholders other than Toyota Housing by conducting a so-called triangular share exchange, and thereby Toyota will ultimately own the shares in Misawa Homes indirectly through Toyota Housing.

◇	The joint venture will acquire the shares in Misawa Homes from Toyota Housing after the triangular share exchange.

2.	Background and Purpose of the Establishment of the Joint Venture

With the concepts of a “home” or “town” subject to drastic change due to factors such as changes in customer’s values and further advancements in mobility, such as in automated driving, and development of communication technology and other fields, the key element required to make a certain town competitive in the town development business may shift from the “location” of that town to “the degree of satisfaction with the service infrastructure for daily life” in that town.

Furthermore, in the domestic housing market, a decrease in the number of new housing starts due to the current demographic situation is expected to lead to an intensified market competition. Under such circumstances, through establishment of the joint venture, Panasonic and Toyota aim to integrate their respective housing businesses and reinforce the foundation for such housing business in the face of severe market competition. At the same time, Panasonic and Toyota aim to achieve business growth in the field of town development, which is expected to continue to grow in the future, by making use of the strengths of both companies in the field.

Through the integration of the housing businesses of Panasonic Homes, Toyota Housing and Misawa Homes, Panasonic and Toyota will ensure a top-class position in the domestic housing industry with a supply of

App. C. Ex2-3

approximately 17,000 detached houses. Both companies will endeavor to reinforce the management structure and further improve profitability through expanding the scale of the business.

The joint venture will set the same ownership ratio between Panasonic group and Toyota in order to secure its autonomous management while continuing to receive support from both shareholders. Although the joint venture is expected to be out of the scope of consolidation for Panasonic and Toyota, growth and development of the town development business through the combination of the real estate business with technology continues to be an important focus in the business strategies of both Panasonic and Toyota. The joint venture company will further strengthen its foundation in the housing business through the integration of the housing businesses of both companies, and establish a structure which enables dynamic expansion of the town development business, which will be the core of its future growth.

3.	Outline of the Joint Venture

(1) Corporate name	Prime Life Technologies Corporation
(2) Head office	Tokyo
(3) Name and title of representative	Makoto Kitano, Representative Director and President
(4) Principal lines of business	Town development, contracted new housing construction, home remodeling, real estate transaction/management, housing interior decoration, energy-saving solutions, renovation, contracted building construction, construction consulting, etc.
(5) Stated capital	To be determined
(6) Date of establishment	January 7, 2020 (scheduled)
(7) Ownership ratios	Equal ownership ratio between Panasonic group and Toyota
(As of May 9, 2019)

4.	Outline of the Subject Subsidiaries

(1) Corporate name	Panasonic Homes Co., Ltd.
(2) Head office	1-4, Shinsenri-nishimachi 1-chome, Toyonaka, Osaka, Japan
(3) Name and title of representative	Ryuji Matsushita, Representative Director, President
(4) Principal lines of business	Contracted new housing construction, town development, home remodeling, real estate transaction/management, etc.
(5) Stated capital	28,375 million yen
(6) Date established	July 1, 1963
(7) Major shareholders and shareholding ratios	Panasonic: 100%
(As of March 31, 2018)

(1) Corporate name	Panasonic Construction Engineering Co., Ltd.(*6)
(2) Head office	10th floor, Shinagawa Building, 10-27, Higashi-shinagawa 4-chome, Shinagawa-ku, Tokyo, Japan
(3) Name and title of representative	Shuichi Matono, Representative Director and President
(4) Principal lines of business	Interior decoration, energy-saving solutions, renovation, etc.
(5) Stated capital	400 million yen
(6) Date established	September 1, 1989
(7) Major shareholders and shareholding ratios	Panasonic: 100% (including equity owned indirectly)
(As of March 31, 2018)

(Note *6)	Panasonic Eco Solutions Construction Engineering Co., Ltd. was renamed Panasonic Construction Engineering Co., Ltd. on April 1, 2019.

App. C. Ex2-4

(1) Corporate name	Matsumura-gumi Corporation
(2) Head office	3-21, Tenma 1-chome, Kita-ku, Osaka, Japan
(3) Name and title of representative	Yasuharu Iwamoto, Representative Director and President
(4) Principal lines of business	Contracted construction services, construction consulting, etc.
(5) Stated capital	500 million yen
(6) Date established	July 15, 1919
(7) Major shareholders and shareholding ratios	Panasonic: 100% (including equity owned indirectly)
(As of March 31, 2018)

(1) Corporate name	Toyota Housing Corporation
(2) Head office	23-22 Izumi 1-chome, Higashi-ku, Nagoya City, Aichi, Japan
(3) Name and title of representative	Tadashi Yamashina, President
(4) Principal lines of business	Design, manufacture, and sale, etc. of construction components and housing-related equipment, planning, design, supervision, construction work, and subcontracting for land development and town development, etc., sale and lease, etc. of real estate.
(5) Stated capital	12,902 million yen
(6) Date established	April 1, 2003
(7) Major shareholders and shareholding ratios	Toyota: 89.25%, Toyota group companies and others: 10.75%
(As of March 31, 2019)

(1) Corporate name	Misawa Homes Co., Ltd.
(2) Head office	4-1 Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, Japan
(3) Name and title of representative	Masashi Isogai, President and CEO
(4) Principal lines of business

—Manufacture and sale of buildings and structures.

—Design, subcontracting, construction work, and supervision of architecture, civil engineering, external elements, landscaping, and other construction.

(5) Stated capital	11,892 million yen
(6) Date established	August 1, 2003
(7) Major shareholders and shareholding ratios	Toyota Housing: 51%
(As of March 31, 2019)

App. C. Ex2-5

5.	Outline of Transaction Structure

6.	Schedule of the Transaction

Execution of the business-integration contract and the joint venture contract	May 9, 2019 (today)
Date on which the establishment of the joint venture will be registered (the date on which the share transfer comes into effect)	January 7, 2020 (scheduled)

(Note) The execution of the transaction is subject to, among other things, obtaining any permissions and approvals from the relevant authorities in the relevant countries required under competition laws and any other permissions and approvals necessary for the execution of the transaction. In addition, the above schedule may be changed through mutual consultation between Panasonic and Toyota, if required due to the progress of the procedures for the execution of the transaction or for other reasons.

Toyota may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the share exchange that is expected to be conducted with Toyota Housing and Misawa Homes as part of the integration of the housing businesses of Panasonic and Toyota (the “Share Exchange”). The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Misawa Homes prior to the shareholders’ meeting of Misawa Homes at which the Share Exchange will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Toyota, Toyota Housing and Misawa Homes, the Share Exchange and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact below.

Masayoshi Hachisuka

Accounting & Finance Division

Toyota Motor Corporation

1 Toyota-cho, Toyota City

Aichi, 471-8571

Japan

Telephone: +81-565-23-2005

App. C. Ex2-6

Exhibit 3

The Third Party Committee’s Detailed Examination of the Reasonableness of the Valuation Methodologies

(As attached)

App. C. Ex3-1

Detailed Examination of the Reasonableness of the Valuation Methodologies

1.	Overview of SMBC Nikko’s Calculation

1.1	Selection of Valuation Methodology

For the valuation methodology used for the Share Exchange, SMBC Nikko adopted the enterprise value method on the assumption of a going concern, and did not use a cost approach where valuation is carried out based on the net assets. Specifically, SMBC Nikko used the average market price analysis, comparable company analysis, and discounted cash flow analysis (“DCF Analysis”) with respect to Misawa Homes, and used an average market price analysis with respect to Toyota because it is a listed company with a market share price.

However, in share exchanges, in addition to (i) using a fixed market share price for the company that will become the wholly owning parent company on the one hand and only using multiple valuation methods for the share value of the company that will become the wholly owned subsidiary, one can also consider (ii) using multiple valuation methods for both companies and comparing the share value ranges resulting from each methodology. The Share Exchange adopted method (i). Generally, method (ii) is regarded as a method that provides a higher degree of reliability when determining a share exchange ratio, but in the transaction at hand, taking into account matters such as the total market capitalization of Toyota’s shares that will be exchanged, and their day-to-day liquidity, one could say that they are among a group of shares that are representative of Japan, and therefore the market price attached to them is expected to be extremely objective. Accordingly, we believe it is not particularly unusual to use method (i).

Additionally, although Misawa Homes’ price book-value ratio (PBR) is a multiple of around 0.6 based on its most recent financial results, because we believe there is no particular circumstance that should be noted between the details of finances and the enterprise value based on the assumption of a going concern, additional use of DCF Analysis—which incorporates valuation of the potential value of future cash flows based on the market share price—to gain an understanding of the maximum valuation is in line with the standard approach for valuing a company, and is appropriate.

Therefore, there is nothing particularly unusual regarding the selection of the valuation methods, and therefore the Third Party Committee determines that the valuation methodologies chosen by SMBC Nikko are sufficiently reasonable.

2.	Valuation Results

The Share Exchange Ratio (i.e. the ratio of Toyota Shares delivered to Misawa Homes’ shareholders if Toyota is valued as 1, indicated by comparing Misawa Homes’ valuation and Toyota’s valuation) given by SMBC Nikko’s calculation is as follows:

Average market price analysis Vs. average market price analysis:	0.111 ~ 0.114
Average market price analysis Vs. comparable company analysis:	0.110 ~ 0.185
Average market price analysis Vs. DCF Analysis:	0.076 ~ 0.202

The above share exchange ratios set the ranges for each valuation methodology, with the bottom of the valuation range having the valuation most favorable to Misawa Homes and least favorable to the other company, and on the other hand the top of the valuation range having the valuation least favorable to Misawa Homes and most favorable to the other company, and the Third Party Committee did not find any unreasonable aspects to such calculation results.

App. C. Ex3-2

3.	Valuation of Misawa Homes

3.1	Average Market Valuation Analysis

SMBC Nikko’s average market valuation analysis calculates the share value on the May 8, 2019 base date (the day immediately preceding the announcement of the Share Exchange Agreement) based on the average closing price for the most recent six months, average closing price for the most recent three months, and average closing price for the most recent month, and calculated Misawa Homes’ market share value to be ¥765 to ¥769.

The Third Party Committee confirmed with respect to changes in Misawa Homes’ share prices that there were no material fluctuations due to special factors (fluctuations in share prices due to capital increase or M&A, etc.) other than the announcement of the Share Exchange Agreement, fluctuations were in accordance with general demand factors and there were no particular anomalous changes, and share price formation was appropriate from perspectives including the trading volumes for the past year and pricing ratio.

Therefore, the share valuation periods (most recent six months, most recent three months, and most recent month) in SMBC Nikko’s calculation were appropriate, and the Third Party Committee determines that the price range using the average market value is sufficiently reasonable.

3.2	Comparable Company Analysis

A comparable listed company analysis refers to the market share value levels of Misawa Homes and comparable companies to work out an appropriate share value ratio for Misawa Homes, and SMBC Nikko’s report calculated the per share value to be ¥757 to ¥1,240. When choosing listed companies for comparison, as there are many comparable listed companies that have sales of order housing as their business, SMBC Nikko applied certain selection conditions (degree of similarity of details such as business, business size, and finances), and ultimately selected six companies. There was nothing particularly unusual in such selection approach. Additionally, even in light of the relative fluctuations in share prices for the most recent one to six months for the aforementioned comparable companies, including Misawa Homes, indicated in the materials on which SMBC Nikko’s calculation was based and various indices, such as the pricing ratio or the turnover ratio for floated stock trading volume, there were no signs such as Misawa Homes’ current market share value showing some kind of anomaly, and the Third Party Committee could not see any circumstances of particular note. Therefore, the Third Party Committee determines that the valuation range used in the comparable company analysis is sufficiently reasonable.

3.3	DCF Analysis

SMBC Nikko’s report calculated the per share value to be ¥520 to ¥1,355 using the DCF Analysis. DCF Analysis calculates Misawa Homes’ future cash flows based on its business plan, and applies a certain discount ratio to discount it to the current value, and also adjusts factors such as non-business assets and interest-bearing debt to calculate the share value. If there is any arbitrary manipulation of figures in each such calculation factor, or unreasonable conditions are set, the final calculation result may vary greatly. From this perspective, the Third Party Committee confirmed the following major points with Misawa Homes and SMBC Nikko.

(i)

For the projection that the cash flows were based on, specific consideration of the share exchange and the business synergies from the transaction had not progressed, and at this time it is difficult to predict quantitative figures. Therefore it uses the projection on a stand-alone basis. Such business report indicates reasonable projections based on past results, and it does not contain any intent to value enterprise value unreasonably high or low.

(ii)

The discount ratio uses the weighted average cost of capital (WACC) under the so called CAPM model, and each type of parameter on which it is based (risk free rate, risk premium, beta coefficient, etc.) also all uses values generally regarded as appropriate.

App. C. Ex3-3

(iii)

SMBC Nikko also used values generally regarded as appropriate for various items that have a material effect when calculating other free cash flows, including various items such as the approach regarding working capital, effective tax rate for corporation tax, capital investment expenditures, calculation of depreciation expenses, and calculation of non-operating assets.

(iv)

With respect to the terminal value, valuation presumptions—such as the free cash flow estimate from the final year of Misawa Homes’ projections estimates relating to the perpetual growth model and the setting of the growth rate, and the setting of the share price multiple for the terminal multiple model and the range of the multiple, etc.—were not particularly unusual, such as intentionally trying to make the enterprise value high or low.

Therefore, the various bases for calculation using the DCF Analysis did not reveal any particular arbitrary manipulation of figures or unreasonable calculation bases, etc. Accordingly, the valuation of Misawa Homes using the DCF Analysis results in a range 0.7 times to 1.8 times the valuation range from the average market valuation analysis, but the Third Party Committee determines that this is sufficiently reasonable.

4.	Toyota’s Valuation

SMBC Nikko’s average market valuation analysis calculates the share value on the May 8, 2019 base date (the day immediately preceding the announcement of the Share Exchange Agreement) based on the average closing price for the previous six months, average closing price for the most recent three months, and average closing price for the previous month, and valued Toyota’s market share value range to be ¥6,714 to ¥6,870.

Furthermore, The Third Party Committee confirmed with respect to changes in Toyota’s share prices that there were no material fluctuations due to special factors, fluctuations were in accordance with general demand factors and there were no particular anomalous changes, and there was appropriate share price formation in the past year from perspectives such as fluctuations in trading volumes and pricing ratios. Additionally, the Third Party Committee also confirmed through simplified due diligence mainly involving separately conducted interviews that there are no material facts yet to be made public that may have an effect on Toyota’s share price.

Therefore, the Third Party Committee concludes that the price range using the average market price analysis is sufficiently reasonable.

End

App. C. Ex3-4

APPENDIX D

[English Translation for reference purposes only. In the event of any discrepancy between this translation and the Japanese original, the original shall prevail]

SELECTED ARTICLES OF THE COMPANIES ACT OF JAPAN (ENGLISH TRANSLATION)

Companies Act

Act No. 86 of July 26, 2005

Part V Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

Chapter IV Share Exchange and Share Transfer

SECTION 1 Share Exchange

Subsection 1 Common Provisions

(Conclusion of a Share Exchange Agreement)

Article 767 A Stock Company may effect a Share Exchange. In such cases, the Stock Company shall conclude a Stock Exchange agreement with the company acquiring all of its Issued Shares (limited to a Stock Company or a Limited Liability Company; hereinafter referred to as the “Wholly Owning Parent Company Resulting from the Share Exchange” in this Part).

Subsection 2 Share Exchange Which Causes a Stock Company to Acquire the Issued Shares

(Share Exchange Agreement Which Causes a Stock Company to Acquire the Issued Shares)

Article 768 In the case where a Stock Company effects a Share Exchange, if the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company, it shall prescribe the following matters in the Share Exchange agreement:

(i) the trade name and address of the Stock Company effecting the Share Exchange (hereinafter referred to as the “Wholly Owned Subsidiary Company Resulting from the Share Exchange” in this Part) and the Stock Company that constitutes the Wholly Owning Parent Company Resulting from the Share Exchange (hereinafter referred to as the “Wholly Owning Parent Stock Company Resulting from the Share Exchange” in this Part);

(ii) if the Wholly Owning Parent Stock Company Resulting from the Share Exchange is to deliver to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange Monies, etc. in lieu of the shares thereof when effecting the Share Exchange, the following matters concerning such Monies, etc.:

(a) if such Monies, etc. are shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the description of the number of such shares (or, for a Company with Class Shares, the classes of the shares and the number of the shares for each class) or the method for calculating such numbers, and matters concerning the amount of the stated capital and capital reserves of the Wholly Owning Parent Stock Company Resulting from the Share Exchange;

(b) if such Monies, etc. are Bonds of the Wholly Owning Parent Stock Company Resulting from the Share Exchange (excluding those pertaining to Bonds with Share Options), the description of the classes of such Bonds and the total amount for each class of Bonds, or the method for calculating that total amount;

(c) if such Monies, etc. are Stock Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange (excluding those attached to Bonds with Share Options), the description of the features and number of such Share Options, or the method for calculating such number;

App. D-1

(d) if such Monies, etc. are Bonds with Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the matters prescribed in (b) concerning such Bonds with Share Options and the matters prescribed in (c) concerning the Share Options attached to such Bonds with Share Options; or

(e) if such Monies, etc. are property other than shares, etc. in the Wholly Owning Parent Stock Company Resulting from the Share Exchange, the description of the features and number or amount of such property, or the method for calculating such number or amount;

(iii) in the case prescribed in the preceding item, matters concerning the allotment of Monies, etc. set forth in that item to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding the Wholly Owning Parent Stock Company Resulting from the Share Exchange);

(iv) if the Wholly Owning Parent Stock Company Resulting from the Share Exchange is to deliver to share option holders of Share Options in the Wholly Owned Subsidiary Company Resulting from the Share Exchange Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange in lieu of such Share Options at the time of the Share Exchange, the following matters concerning such Share Options:

(a) the description of the features of the Share Options (hereinafter referred to as “Share Options under Share Exchange Agreement” in this Part) held by share option holders of Share Options in the Wholly Owned Subsidiary Company Resulting from the Share Exchange who will receive delivery of Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange;

(b) the description of the features and number of Share Options in the Wholly Owning Parent Stock Company Resulting from the Share Exchange to be delivered to share option holders of Share Options under Share Exchange Agreement, or the method for calculating such number; and

(c) if Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options, a statement to the effect that the Wholly Owning Parent Stock Company Resulting from the Share Exchange will succeed to the obligations relating to the Bonds pertaining to such Bonds with Share Options and the description of the classes of the Bonds subject to such succession and the total amount for each class of Bonds, or the method for calculating that total amount;

(v) in the case prescribed in the preceding item, matters concerning the allotment of the Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange set forth in that item to share option holders of Share Options under Share Exchange Agreement; and

(vi) the day on which the Share Exchange becomes effective (hereinafter referred to as the “Effective Day” in this Section).

(2) In the case prescribed in the preceding paragraph, if the Wholly Owned Subsidiary Company Resulting from the Share Exchange is a Company with Class Shares, the Wholly Owned Subsidiary Company Resulting from the Share Exchange and the Wholly Owning Parent Stock Company Resulting from the Share Exchange may provide for the following matters in prescribing the matters set forth in item (iii) of that paragraph in accordance with the features of the classes of shares issued by the Wholly Owned Subsidiary Company Resulting from the Share Exchange:

(i) if there is any arrangement that no Monies, etc. are allotted to shareholders of a certain class of shares, a statement to such effect and such class of shares; and

(ii) in addition to the matters listed in the preceding item, if there is any arrangement that each class of shares shall be treated differently with respect to allotment of Monies, etc., a statement to such effect and the details of such different treatment.

App. D-2

(3) In the case prescribed in paragraph (1), the provisions on the matters listed in item (iii) of that paragraph shall be such that the Monies, etc. are delivered in proportion to the number of the shares (or, in cases where there are provisions on the matters listed in item (ii) of the preceding paragraph (2), the number of the shares of each class) held by shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding the Wholly Owning Parent Stock Company Resulting from the Share Exchange and shareholders of the class of shares referred to in item (i) of the preceding paragraph).

(Effectuation, etc. of a Share Exchange, Which Causes a Stock Company to Acquire the Issued Shares)

Article 769.

(1) The Wholly Owning Parent Stock Company Resulting from a Share Exchange shall acquire all of the Issued Shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (excluding shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange already held by the Wholly Owning Parent Stock Company Resulting from the Share Exchange) on the Effective Day.

(2) In the case set forth in the preceding paragraph (1), the Wholly Owned Subsidiary Company Resulting from the Share Exchange shall be deemed to have given the approval set forth in Article 137(1) with regard to the acquisition of shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange (limited to Shares with a Restriction on Transfer, and excluding those already held by the Wholly Owning Parent Stock Company Resulting from the Share Exchange prior to the Effective Day) by the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(3) In the cases listed in the following items, shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange shall become the persons specified respectively in those items, in accordance with the provisions on the matters set forth in paragraph (1)(iii) of the preceding Article, on the Effective Day:

(i) in cases where there is a provision on the matters set forth in (a) of item (ii) of paragraph (1) of the preceding Article: shareholders of shares set forth in (a) of that item;

(ii) in cases where there is a provision on the matters set forth in (b) of item (ii) of paragraph (1) of the preceding Article: bondholders of Bonds set forth in (b) of that item;

(iii) in cases where there is a provision on the matters set forth in (c) of item (ii) of paragraph (1) of the preceding Article: share option holders of Share Options set forth in (c) of that item; or

(iv) in cases where there is a provision on the matters set forth in (d) of item (ii) of paragraph (1) of the preceding Article: bondholders of the Bonds pertaining to Bonds with Share Options set forth in (d) of that item, and share option holders of the Share Options attached to such Bonds with Share Options.

(4) In the case prescribed in paragraph (1)(iv) of the preceding Article, the Share Options under Share Exchange Agreement shall be extinguished and share option holders of the Share Options under Share Exchange Agreement shall become share option holders of the Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange set forth in item (iv)(b) of that Article, in accordance with the provisions on the matters set forth in item (v) of that Article, on the Effective Day.

(5) In the case prescribed in (c) of item (iv) of paragraph (1) of the preceding Article, the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall succeed to the obligations relating to the Bonds pertaining to Bonds with Share Options set forth in (c) of that item on the Effective Day.

(6) The provisions of the preceding paragraphs shall not apply in cases where procedures under the provisions of Article 789 or Article 799 are not completed yet or where the Share Exchange is cancelled.

App. D-3

Chapter V Procedures of Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

SECTION 2 Procedures of an Absorption-type Merger, etc.

Subsection 1 Procedures for a Company Disappearing in an Absorption-type Merger, a Company Splitting in an Absorption-type Split, and a Wholly Owned Subsidiary Company Resulting from a Share Exchange

Division 1 Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 782 Each of the Stock Companies listed in the following items (hereinafter referred to as an “Disappearing Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the day on which the Absorption-type Merger, Absorption-type Company Split or Share Exchange (hereinafter referred to as an “Absorption-type Merger, etc.” in this Section) becomes effective (hereinafter referred to as the “Effective Day” in this Section) (or, in the case of a Stock Company Disappearing in an Absorption-type Merger, until the Effective Day), keep documents detailing the particulars specified respectively in those items (hereinafter referred to as the “Absorption-type Merger Agreement, etc.” in this Section) and other information prescribed by Ordinance of the Ministry of Justice, and electronic or magnetic records in which this has been recorded, at its head office:

(i) Stock Company Disappearing in an Absorption-type Merger: the Absorption-type Merger agreement;

(ii) Stock Company Splitting in an Absorption-type Split: the Absorption-type Company Split agreement; and

(iii) Wholly Owned Subsidiary Company Resulting from a Share Exchange: the Share Exchange agreement.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a General Meeting of Class Shareholders), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) if there are shareholders who are to receive the notice under the provisions of paragraph (3) of Article 785, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iii) if there are share option holders who are to receive the notice under the provisions of paragraph (3) of Article 787, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iv) if the procedures under the provisions of Article 789 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier; or

(v) in cases other than those prescribed in the preceding items, the day on which two weeks have elapsed from the day of conclusion of the Absorption-type Company Split agreement or the Share Exchange agreement.

(3) Shareholders and creditors of a Disappearing Stock Company, etc. (or, in the case of a Wholly Owned Subsidiary Company Resulting from a Share Exchange, shareholders and share option holders) may make the

App. D-4

following requests to said Disappearing Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Disappearing Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in paragraph (1); and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as set forth in paragraph (1) by the electronic or magnetic means that the Disappearing Stock Company, etc. has designated, or a request to be issued a document showing that information.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 783 A Disappearing Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

(2) Notwithstanding the provisions of the preceding paragraph, in the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is not a Company with Classes of Shares, if all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange (hereinafter referred to as the “Consideration for the Merger, etc.” in this Article and paragraph (1) of the following Article) are Equity Interests, etc. (meaning equity interests of a Membership Company or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Article), the consent of all shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange shall be obtained with regard to the Absorption-type Merger agreement or the Share Exchange agreement.

(3) In the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Shares with a Restriction on Transfer, etc. (meaning Shares with a Restriction on Transfer and those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Chapter), the Absorption-type Merger or the Share Exchange shall not become effective without a resolution of a General Meeting of Class Shareholders constituted by the Class Shareholders of the class of shares subject to the allotment of the Shares with a Restriction on Transfer, etc. (excluding Shares with a Restriction on Transfer) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective General Meetings of Class Shareholders constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such General Meeting of Class Shareholders.

(4) In the cases where a Stock Company Disappearing in an Absorption-type Merger or a Wholly Owned Subsidiary Company Resulting from a Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Equity Interests, etc., the Absorption-type Merger or the Share Exchange shall not become effective without the consent of all shareholders of the class subject to the allotment of the Equity Interests, etc.

(5) An Disappearing Stock Company, etc. shall notify its Registered Pledgees of Shares (excluding the Registered Pledgees of Shares in the cases prescribed in paragraph (2) of the following Article) and Registered

App. D-5

Pledgees of Share Options concerning the Share Options specified in the items of Article 787(3) that it will effect the Absorption-type Merger, etc. by twenty days prior to the Effective Day.

(6) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required)

Article 784 The provisions of paragraph (1) of the preceding Article shall not apply in the cases where the Company Surviving the Absorption-type Merger, the Company Succeeding in the Absorption-type Split or the Wholly Owning Parent Company Resulting from the Share Exchange (hereinafter referred to as the “Surviving Company, etc.” in this Division) is the Special Controlling Company of the Disappearing Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the value of the merger, etc. in the Absorption-type Merger or Share Exchange is Shares with a Restriction on Transfer, etc., and the Disappearing Stock Company, etc. is a Public Company and not a Company with Class Shares.

(2) The provisions of the preceding Article shall not apply in cases where the sum of the book value of the assets that the Company Succeeding in the Absorption-type Split succeeds to through the Absorption-type Company Split does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Stock Company Splitting in the Absorption-type Split, such proportion) of the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Stock Company Splitting in the Absorption-type Split.

(Demanding Cessation of Absorption-Type Merger, etc.)

Article 784-2 In the following cases, if shareholders of a Disappearing Stock Company, etc. are likely to suffer disadvantages, shareholders of a Disappearing Stock Company, etc. may demand the Disappearing Stock Company, etc. to cease an Absorption-type Merger, etc.; provided, however, that this shall not apply to cases prescribed in paragraph (2) of the preceding Article:

(i) In cases where said Absorption-type Merger, etc. violates the applicable laws and regulations or the articles of incorporation; or

(ii) In the cases prescribed in the main clause of paragraph (1) of the preceding Article, when the matters listed in Article 749 (1) (ii) or (iii), Article 751 (1) (iii) or (iv), Article 758 (iv), Article 760 (iv) or (v), Article 768 (1) (ii) or (iii), or Article 770 (1) (iii) or (iv) are extremely improper in light of the financial status of said Disappearing Stock Company, etc. or Surviving Company, etc.

(Dissenting Shareholders’ Appraisal Rights)

Article 785 In cases of effecting an Absorption-type Merger, etc. (excluding the following cases), dissenting shareholders may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the shares that they hold:

(i) in cases prescribed in Article 783(2); or

(ii) in cases prescribed in Article 784(2).

App. D-6

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph):

(i) in cases where a resolution of a shareholders meeting (including a General Meeting of Class Shareholders) is required to effect the Absorption-type Merger, etc.: the following shareholders:

(a) shareholders who gave notice to such Disappearing Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

(b) shareholders who are unable to exercise voting rights at such shareholders meeting; and

(ii) in cases other than those prescribed in the preceding item: all shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 784 (1)).

(3) A Disappearing Stock Company, etc. shall notify its shareholders (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph and said Special Controlling Company in the cases prescribed in the main clause of Article 784 (1)) that it will effect an Absorption-type Merger, etc. and the trade name and address of the Surviving Company, etc., by twenty days prior to the Effective Day; provided, however, that this shall not apply in the cases listed in the items of paragraph (1).

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Disappearing Stock Company, etc. is a Public Company; or

(ii) in cases where the Disappearing Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 783(1).

(5) To make a demand under the provisions of paragraph (1) (hereinafter referred to as the “Exercise of Appraisal Rights” in this Division), a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising Appraisal Rights (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class), between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6) When intending to Exercise Appraisal Rights on shares for which share certificates have been issued, shareholders of said shares shall submit the share certificates representing those shares to the Disappearing Stock Company, etc.; provided, however, that this shall not apply to a person who makes a demand pursuant to the provisions of Article 223 with respect to said share certificates.

(7) Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Disappearing Stock Company, etc.

(8) The demands of the shareholders Exercising Appraisal Rights lose effect if the Absorption-type Merger, etc. is cancelled.

(9) The provisions of Article 133 shall not apply to shares pertaining to the Exercise of Appraisal Rights.

App. D-7

(Determination of the Price of Shares)

Article 786 If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Disappearing Stock Company, etc. (or between the shareholder and the Company Surviving the Absorption-type Merger, if an Absorption-type Merger is effected and it is after the Effective Day; hereinafter the same applies in this Article), the Disappearing Stock Company, etc. must pay that price within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (7) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of such period.

(4) A Disappearing Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) A Disappearing Stock Company, etc. may pay the amount that said Disappearing Stock Company, etc. considers to be a fair price to shareholders until the determination of price of shares.

(6) A share purchase connected with the Exercise of Appraisal Rights becomes effective on the Effective Day.

(7) If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

(Exercise of Appraisal Rights on Share Options)

Article 787 In cases of carrying out any one of the acts listed in the following items, share option holders of Share Options of the Disappearing Stock Company, etc. provided for in those items may demand that the Disappearing Stock Company, etc. purchase, at a fair price, the Share Options that they hold:

(i) Absorption-type Merger: Share Options other than those for which provisions on the matters set forth in Article 749(1)(iv) or (v) meet the conditions set forth in item (iii) of Article 236(1) (limited to those related to (a) of that item);

(ii) Absorption-type Company Split (limited to cases where the Company Succeeding in the Absorption-type Split is a Stock Company): among the following Share Options, Share Options other than those for which provisions on the matters set forth in Article 758(v) or (vi) meet the conditions set forth in item (viii) of Article 236(1) (limited to those related to (b) of that item):

(a) the Share Options in the Absorption-type Company Split Agreement; and

(b) Share Options other than the Share Options in the Absorption-type Company Split Agreement, for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Stock Company Succeeding in the Absorption-type Split shall be delivered to share option holders of such Share Options; or

(iii) Share Exchange (limited to cases where the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company): Among the following Share Options, Share Options other than those for which

App. D-8

provisions on the matters set forth in item (iv) or item (v) of Article 768(1) meet the conditions set forth in item (viii) of Article 236(1) (limited to those related to (d) of that item):

(a) Share Options under Share Exchange Agreement; and

(b) Share Options other than Share Options under Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall be delivered to share option holders of such Share Options.

(2) If share option holders of the Share Options attached to Bonds with Share Options intend to make the demand under the preceding paragraph (hereinafter referred to as the “Exercise of Appraisal Rights on Share Options” in this Division), they shall also demand that the Disappearing Stock Company, etc. purchase the Bonds pertaining to Bonds with Share Options; provided, however, that this shall not apply in cases where it is otherwise provided for with respect to the Share Options attached to such Bonds with Share Options.

(3) The Disappearing Stock Companies, etc. listed in the following items shall notify share option holders of Share Options provided for in those items that they will effect an Absorption-type Merger, etc. and the trade name and address of the Surviving Company, etc., by twenty days prior to the Effective Day:

(i) Stock Company Disappearing in the Absorption-type Merger: all Share Options;

(ii) the Stock Company Splitting in the Absorption-type Split in cases where the Company Succeeding in the Absorption-type Split is a Stock Company: the following Share Options:

(a) the Share Options in the Absorption-type Company Split Agreement; and

(b) Share Options other than the Share Options in the Absorption-type Company Split Agreement and for which there are provisions to the effect that, in the case of effecting an Absorption-type Company Split, Share Options of the Stock Company Succeeding in the Absorption-type Split shall be delivered to share option holders of such Share Options;

(iii) the Wholly Owned Subsidiary Company Resulting from a Share Exchange in cases where the Wholly Owning Parent Company Resulting from the Share Exchange is a Stock Company: the following Share Options:

(a) Share Options under Share Exchange Agreement; and

(b) Share Options other than Share Options under Share Exchange Agreement and for which there are provisions to the effect that, in the case of effecting a Share Exchange, Share Options of the Wholly Owning Parent Stock Company Resulting from the Share Exchange shall be delivered to share option holders of such Share Options.

(4) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(5) To Exercise Appraisal Rights on Share Options, the share option holder must indicate the features and number of the Share Options with respect to which the holder is Exercising those Appraisal Rights, between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(6) When intending to Exercise Appraisal Rights on Share Options in respect of Share Options for which share option certificates have been issued, the holder of those Share Options shall submit to Disappearing Stock Company, etc. the share option certificates; provided, however, that this shall not apply to a person who files a public petition as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to said share option certificates.

App. D-9

(7) When intending to Exercise Appraisal Rights on Share Options in respect of Share Options attached to Bonds with Share Options for which certificate representing the Bond with Share Options have been issued, the holder of those Share Options shall submit to the Disappearing Stock Company, etc. the certificate representing the Bond with Share Options; provided, however, that this shall not apply to a person who files a petition for public notice as prescribed in Article 114 of the Non-Contentious Cases Procedure Act with respect to said certificate representing the Bond with Share Options.

(8) Share option holders Exercising Appraisal Rights on Share Options may withdraw their demands for appraisal of the Share Options only with the approval of the Disappearing Stock Company, etc.

(9) The demands of the share option holders Exercising Appraisal Rights on Share Options lose effect if the Absorption-type Merger, etc. is cancelled.

(10) The provisions of Article 260 shall not apply to Share Options pertaining to the Exercise of Appraisal Rights on Share Options.

(Determination of the Price of Share Options)

Article 788 In cases where a holder of share options Exercises Appraisal Rights on the Share Options, if an agreement on the determination of the price of the Share Options (in cases where such Share Options are attached to Bonds with Share Options, if a holder thereof demands the Disappearing Stock Company, etc. to purchase the Bonds constituting those Bonds with Share Options, including such Bonds; hereinafter the same shall apply in this Article) is reached between the share option holder and the Disappearing Stock Company, etc. (or, after the Effective Day in cases of effecting an Absorption-type Merger, the Company Surviving the Absorption-type Merger; hereinafter the same shall apply in this Article), the Disappearing Stock Company, etc. shall make payment within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the Share Options is reached within thirty days from the Effective Day, the share option holder or the Disappearing Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (8) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, the share option holders Exercising Appraisal Rights on the Share Options may withdraw their demands for appraisal of the Share Options at any time after the expiration of such period.

(4) The Disappearing Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) A Disappearing Stock Company may pay the amount that said Disappearing Stock Company considers to be a fair price to share option holders by the determination of price of Share Options.

(6) The purchase of Share Options relating to the Exercise of Appraisal Rights on Share Options shall become effective on the Effective Day.

(7) If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options for which share option certificates are issued, the Disappearing Stock Company, etc. shall pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the share option certificates.

(8) If a share option holder Exercises Appraisal Rights on Share Options with respect to Share Options attached to a Bond with Share Options for which a certificate for a Bond with Share Options is issued, the

App. D-10

Disappearing Stock Company, etc. shall pay the price of the Share Options relating to the Exercise of Appraisal Rights on the Share Options in exchange for the certificate for the Bond with Share Options.

(Objections of Creditors)

Article 789 In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Disappearing Stock Company, etc.:

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Disappearing in the Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Stock Company Splitting in the Absorption-type Split who are unable to request the Stock Company Splitting in the Absorption-type Split to perform the obligations (including performance of the guarantee obligations that the Stock Company Splitting in the Absorption-type Split jointly and severally assumes with the Company Succeeding in the Absorption-type Split as a guarantor) (or, in the case where there are provisions on the matter set forth in Article 758(viii) or Article 760(vii), creditors of the Stock Company Splitting in the Absorption-type Split); and

(iii) in cases where the Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options: bondholders pertaining to such Bonds with Share Options.

(2) In cases where all or part of the creditors of the Disappearing Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Disappearing Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor (limited to one who is able to state an objection pursuant to the provisions of such paragraph), if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and address of the Surviving Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Disappearing Stock Company, etc. and the Surviving Company, etc. (limited to a Stock Company); and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Disappearing Stock Company, etc. gives public notice under that paragraph by the Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Disappearing Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph (excluding such notices to creditors of the obligations of the Stock Company Splitting in an Absorption-type Split that have arisen due to a tort in the case of effecting an Absorption-type Company Split).

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Disappearing Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

App. D-11

(Change in the Effective Day of an Absorption-type Merger, etc.)

Article 790 A Disappearing Stock Company, etc. may change the Effective Day by agreement with the Surviving Company, etc.

(2) In the cases prescribed in the preceding paragraph, the Disappearing Stock Company, etc. shall give public notice of the changed Effective Day by the day immediately preceding the original Effective Day (or, immediately preceding the changed Effective Day, in the case where the changed Effective Day comes before the original Effective Day).

(3) When the Effective Day is changed pursuant to the provisions of paragraph (1), the provisions of this Section and Article 750, Article 752, Article 759, Article 761, Article 769, and Article 771 shall apply by deeming the changed Effective Day to be the Effective Day.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Company Split or Share Exchange)

Article 791 The Stock Company Splitting in an Absorption-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Exchange shall, without delay after the Effective Day, prepare what are provided for in the following items for the categories set forth respectively in those items, jointly with the Company Succeeding in the Absorption-type Split or the Wholly Owning Parent Company Resulting from the Share Exchange:

(i) Stock Company Splitting in the Absorption-type Split: documents detailing the rights and obligations that the Company Succeeding in the Absorption-type Split succeeded to by transfer from the Stock Company Splitting in the Absorption-type Split through the Absorption-type Company Split and any other information prescribed by the applicable Ordinance of the Ministry of Justice as concerning an Absorption-type Company Split, or electronic or magnetic records in which such information has been recorded; and

(ii) Wholly Owned Subsidiary Company Resulting from the Share Exchange: documents detailing the number of shares of the Wholly Owned Subsidiary Company Resulting from the Share Exchange acquired by the Wholly Owning Parent Company Resulting from the Share Exchange and any other information prescribed by the applicable Ordinance of the Ministry of Justice as concerning a Share Exchange, or electronic or magnetic records in which such information has been recorded.

(2) A Stock Company Splitting in an Absorption-type Split or a Wholly Owned Subsidiary Company Resulting from a Share Exchange shall, for a period of six months from the Effective Day, keep the documents or electronic or magnetic records set forth in the items of the preceding paragraph at its head office.

(3) Shareholders, creditors and any other interested parties of a Stock Company Splitting in an Absorption-type Split may make the following requests to the Stock Company Splitting in the Absorption-type Split at any time during its business hours; provided, however, that the fees designated by said Stock Company Splitting in the Absorption-type Split are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in the preceding paragraph;

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in the preceding paragraph; and

App. D-12

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in the preceding paragraph by an electronic or magnetic means that the Stock Company Splitting in the Absorption-type Split has designated, or a request to be issued a document showing that information.

(4) The provisions of the preceding paragraph shall apply mutatis mutandis to a Wholly Owned Subsidiary Company Resulting from a Share Exchange. In such cases, the phrase “shareholders, creditors and any other interested parties of a Stock Company Splitting in the Absorption-type Split” shall be deemed to be replaced with “persons who were shareholders or share option holders in the Wholly Owned Subsidiary Company Resulting from the Share Exchange as of the Effective Day.”

(Special Provisions on Dividends of Surplus, etc.)

Article 792 The provisions of Article 445(4) Article 458 and Part II, Chapter V, Section 6 shall not apply to the acts listed below:

(i) acquisition of shares set forth in Article 758(viii)(a) or Article 760(vii)(a); and

(ii) distribution of dividends of surplus set forth in Article 758(viii)(b) or Article 760(vii)(b).

Subsection 2 Procedures for the Company Surviving an Absorption-type Merger, the Company Succeeding in an Absorption-type Split and the Wholly Owning Parent Company Resulting from a Share Exchange

Division 1 Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 794 A Stock Company Surviving an Absorption-type Merger, a Stock Company Succeeding in an Absorption-type Split or the Wholly Owning Parent Stock Company Resulting from a Share Exchange (hereinafter referred to as the “Surviving Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the Effective Day, keep documents detailing the contents of the Absorption-type Merger Agreement, etc. and other information prescribed by Ordinance of the Ministry of Justice, and electronic or magnetic records in which this has been recorded, at its head office.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders meeting (including a General Meeting of Class Shareholders), the day two weeks prior to the day of the shareholders meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) the day of the notice under the provisions of paragraph 3 of Article 797 or the day of the public notice under paragraph (4) of that Article, whichever is earlier; or

(iii) if the procedures under the provisions of Article 799 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier.

(3) Shareholders and creditors of a Surviving Stock Company, etc. (or, in the case where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are limited to shares of the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those

App. D-13

prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders) may make the following requests to said Surviving Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Surviving Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in paragraph (1); and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in paragraph (1) by an electronic or magnetic means that the Surviving Stock Company, etc. has designated, or a request to be issued a document showing that information.

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 795 A Surviving Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting by the day immediately preceding the Effective Day.

(2) In the cases listed below, a director shall explain to that effect at the shareholders meeting set forth in the preceding paragraph:

(i) in cases where the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of obligations that the Stock Company Surviving an Absorption-type Merger or the Stock Company Succeeding in an Absorption-type Split succeeds to by transfer from the Company Disappearing in the Absorption-type Merger or the Company Splitting in the Absorption-type Split (referred to as the “Amount of Succeeded Obligations” in the following item) exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of assets that the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split succeeds to by transfer from the Company Disappearing in the Absorption-type Merger or the Company Splitting in the Absorption-type Split (referred to as the “Amount of Succeeded Assets” in the following item);

(ii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Stock Company Surviving an Absorption-type Merger or the Stock Company Succeeding in an Absorption-type Split) delivered by the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split to shareholders of the Stock Company Disappearing in the Absorption-type Merger, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split exceeds the amount obtained by deducting the Amount of Succeeded Obligations from the Amount of Succeeded Assets; or

(iii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Wholly Owning Parent Stock Company Resulting from a Share Exchange) delivered by the Wholly Owning Parent Stock Company Resulting from a Share Exchange to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of shares in the Wholly Owned Subsidiary Company Resulting from the Share Exchange to be acquired by the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(3) In cases where the assets of a Company Disappearing in an Absorption-type Merger or a Company Splitting in an Absorption-type Split include shares of the Stock Company Surviving the Absorption-type Merger or the Stock Company Succeeding in the Absorption-type Split, a director shall explain the matters concerning such shares at the shareholders meeting set forth in paragraph (1).

App. D-14

(4) Where the Surviving Stock Company, etc. is a Company with Class Shares, in the cases listed in the following items, an Absorption-type Merger, etc. shall not become effective without a resolution of a General Meeting of Class Shareholders constituted by Class Shareholders of the class of shares provided for respectively in those items (limited to Shares with a Restriction on Transfer and for which the provisions of the articles of incorporation set forth in Article 199(4) do not exist) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective General Meetings of Class Shareholders constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such General Meeting of Class Shareholders:

(i) in cases where the Monies, etc. delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or to members of the Membership Company Disappearing in an Absorption-type Merger are shares of the Stock Company Surviving the Absorption-type Merger: the class of shares set forth in Article 749(1)(ii)(a);

(ii) in cases where the Monies, etc. delivered to the Company Splitting in an Absorption-type Split are shares of the Stock Company Succeeding in the Absorption-type Split: the class of shares set forth in Article 758(iv)(a); or

(iii) in cases where the Monies, etc. delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange: the class of shares set forth in Article 768(1)(ii)(a).

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required, etc.)

Article 796 The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in the cases where a Company Disappearing in an Absorption-type Merger, the Company Splitting in an Absorption-type Split or the Wholly Owned Subsidiary Company Resulting from a Share Exchange (hereinafter referred to as the “Disappearing Company, etc.” in this Division) is the Special Controlling Company of the Surviving Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in the Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from the Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split are Shares with a Restriction on Transfer, etc. of the Surviving Stock Company, etc., and the Surviving Stock Company, etc. is not a Public Company.

(2) The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in cases where the amount set forth in item (i) does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Surviving Stock Company, etc., such proportion) of the amount set forth in item (ii); provided, however, that this shall not apply in the cases listed in the items of paragraph (2) of that Article or the cases prescribed in the proviso to the preceding paragraph:

(i) the total amount of the amounts listed below:

(a) the amount obtained by multiplying the number of shares of the Surviving Stock Company, etc. to be delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from a Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split (hereinafter referred to as “Shareholders, etc. of the Disappearing Company, etc.” in this item) by the amount of net assets per share;

(b) the total amount of the book value of Bonds, Share Options or Bonds with Share Options of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Disappearing Company, etc.; and

App. D-15

(c) the total amount of the book value of property other than shares, etc. of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Disappearing Company, etc.; and

(ii) the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Surviving Stock Company, etc.

(3) In the cases prescribed in the main clause of the preceding paragraph, if shareholders that hold the shares (limited to those that entitle the shareholders to exercise voting rights at a shareholders meeting under paragraph (1) of the preceding Article) in the number prescribed by the applicable Ordinance of the Ministry of Justice notify the Surviving Stock Company, etc. to the effect that such shareholders dissent from the Absorption-type Merger, etc., within two weeks from the day of the notice under the provisions of Article 797(3) or the public notice under paragraph (4) of that Article, such Surviving Stock Company, etc. must obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting no later than the day immediately preceding the Effective Day.

(Demanding Cessation of Absorption-Type Merger, etc.)

Article 796-2 In the following cases, if shareholders of the Surviving Stock Company, etc. are likely to suffer disadvantages, shareholders of the Surviving Stock Company, etc. may demand the Surviving Stock Company, etc. to cease an Absorption-type Merger, etc.; provided, however, that this shall not apply to cases prescribed in the main clause of paragraph (2) of the preceding Article (excluding the cases listed in the items of Article 795 (2) and the cases prescribed in the proviso to paragraph (1) or paragraph (3) of the preceding Article):

(i) In cases where said Absorption-type Merger, etc. violates the applicable laws and regulations or the articles of incorporation; or

(ii) In the cases prescribed in the main clause of paragraph (1) of the preceding Article, when the matters listed in Article 749 (1) (ii) or (iii), Article 758 (iv), or Article 768 (1) (ii) or (iii) are extremely improper in light of the financial status of said Surviving Stock Company, etc. or Disappearing Company, etc.

(Dissenting Shareholders’ Appraisal Rights)

Article 797 In cases of effecting an Absorption-type Merger, etc., dissenting shareholders may demand that the Surviving Stock Company, etc. purchase, at a fair price, the shares that they hold; provided, however, that this shall not apply to the cases prescribed in the main clause of Article 796 (2) (excluding the cases listed in the items of Article 795 (2) and the cases prescribed in the proviso to Article 796 (1), or (3)).

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items:

(i) in cases where a resolution of a shareholders meeting (including a General Meeting of Class Shareholders) is required to effect the Absorption-type Merger, etc.: the following shareholders:

(a) shareholders who gave notice to such Surviving Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders meeting and who dissented from such Absorption-type Merger, etc. at such shareholders meeting (limited to those who can exercise voting rights at such shareholders meeting);

(b) shareholders who are unable to exercise voting rights at such shareholders meeting; and

(ii) in cases other than those prescribed in the preceding item: all shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 796 (1));

App. D-16

(3) A Surviving Stock Company, etc. shall notify its shareholders (excluding said Special Controlling Company in the cases prescribed in the main clause of Article 796 (1)) that it will effect an Absorption-type Merger, etc. and the trade name and address of the Disappearing Company, etc. (or, in the cases prescribed in Article 795(3), the fact that it will effect an Absorption-type Merger, etc., the trade name and address of the Disappearing Company, etc. and the matters concerning shares set forth in that paragraph), by twenty days prior to the Effective Day.

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Surviving Stock Company, etc. is a Public Company; or

(ii) in cases where the Surviving Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders meeting set forth in Article 795(1).

(5) To make a demand under the provisions of paragraph (1) (hereinafter referred to as the “Exercise of Appraisal Rights” in this Division) a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising those Appraisal Rights (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class), between twenty days prior to the Effective Day and the day immediately preceding the Effective Day..

(6) When intending to Exercise Appraisal Rights on shares for which share certificates have been issued, shareholders of said shares shall submit the share certificates representing those shares to the Surviving Company, etc.; provided, however, that this shall not apply to a person who makes a demand pursuant to the provisions of Article 223 with respect to said share certificates.

(7) Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Surviving Stock Company, etc.

(8) The demands of the shareholders Exercising Appraisal Rights lose effect if the Absorption-type Merger, etc. is cancelled.

(9) The provisions of Article 133 shall not apply to shares pertaining to the Exercise of Appraisal Rights.

(Determination, etc. of Price of Shares)

Article 798 If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Surviving Stock Company, etc., the Surviving Stock Company, etc. must pay that price within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Surviving Stock Company, etc. may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (7) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of such period.

(4) The Surviving Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

App. D-17

(5) The Surviving Stock Company, etc. may pay the amount that said Surviving Company, etc. considers as fair price to shareholders until the determination of price of shares.

(6) A share purchase connected with the Exercise of Appraisal Rights becomes effective on the Effective Day.

(7) If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

(Objections of Creditors)

Article 799 In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Surviving Stock Company, etc.:

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Surviving the Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Stock Company Succeeding in the Absorption-type Split; or

(iii) in cases of effecting a Share Exchange other than where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from the Share Exchange are only shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto, or in the cases prescribed in Article 768(1)(iv): creditors of the Wholly Owning Parent Stock Company Resulting from the Share Exchange.

(2) In cases where the creditors of the Surviving Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Surviving Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor, if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and address of the Disappearing Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Surviving Stock Company, etc. and the Disappearing Company, etc. (limited to a Stock Company); and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Surviving Stock Company, etc. gives public notice under that paragraph by Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Surviving Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph.

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Surviving Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent

App. D-18

property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Special Provisions on Cases Where the Monies, etc. to Be Delivered to Shareholders, etc. of the Disappearing Company, etc. Are the Parent Company’s Shares of the Surviving Stock Company, etc.)

Article 800 Notwithstanding the provisions of Article 135(1), in cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Disappearing in an Absorption-type Merger or the Wholly Owned Subsidiary Company Resulting from a Share Exchange, to members of the Membership Company Disappearing in the Absorption-type Merger or to the Company Splitting in the Absorption-type Split (hereinafter referred to as “Shareholders, etc. of the Disappearing Company, etc.” in this paragraph) are the Parent Company’s Shares (meaning the Parent Company’s Shares prescribed in paragraph (1) of that Article; hereinafter the same shall apply in this Article) of the Surviving Stock Company, etc., the Surviving Stock Company, etc. may acquire such Parent Company’s Shares in a number not exceeding the total number of such Parent Company’s Shares to be delivered to the Shareholders, etc. of the Disappearing Company, etc. at the time of the Absorption-type Merger, etc.

(2) Notwithstanding the provisions of Article 135(3), the Surviving Stock Company, etc. set forth in the preceding paragraph may hold the Parent Company’s Shares of the Surviving Stock Company, etc. until the Effective Day; provided, however, that this shall not apply when the Absorption-type Merger, etc. is cancelled.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger, etc.)

Article 801 A Stock Company Surviving an Absorption-type Merger shall, without delay after the Effective Day, prepare documents detailing the rights and obligations that the Stock Company Surviving the Absorption-type Merger succeeded to by transfer from the Company Disappearing in the Absorption-type Merger through the Absorption-type Merger and any other information prescribed by Ordinance of the Ministry of Justice as concerning an Absorption-type Merger, or electronic or magnetic records in which such information has been recorded.

(2) The Stock Company Succeeding in an Absorption-type Split (limited to the Stock Company Succeeding in the Absorption-type Split where the Limited Liability Company effects the Absorption-type Company Split) shall, without delay after the Effective Day, prepare, jointly with the Limited Liability Company Splitting in the Absorption-type Split, documents detailing the rights and obligations that the Stock Company Succeeding in the Absorption-type Split succeeded to by transfer from the Limited Liability Company Splitting in the Absorption-type Split through the Absorption-type Company Split and any other information prescribed by Ordinance of the Ministry of Justice as concerning an Absorption-type Company Split, or electronic or magnetic records in which such information has been recorded.

(3) Each of the Surviving Stock Companies, etc. listed in the following items shall, for a period of six months from the Effective Day, keep what are specified respectively in those items at its head office:

(i) Stock Company Surviving an Absorption-type Merger: documents or electronic or magnetic records set forth in paragraph (1);

(ii) Stock Company Succeeding in an Absorption-type Split: documents or electronic or magnetic records set forth in the preceding paragraph or Article 791(1)(i); and

(iii) Wholly Owning Parent Stock Company Resulting from a Share Exchange: documents or electronic or magnetic records set forth in Article 791(1)(ii).

App. D-19

(4) Shareholders and creditors of the Stock Company Surviving an Absorption-type Merger may make the following requests to said Stock Company Surviving the Absorption-type Merger at any time during its business hours; provided, however, that the fees designated by said Stock Company Surviving the Absorption-type Merger are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in item (i) of the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in item (i) of the preceding paragraph;

(iii) a request to inspect anything that is used in a manner prescribed by Ordinance of the Ministry of Justice to display the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph; and

(iv) a request to be provided with the information recorded in an electronic or magnetic record as referred to in item (i) of the preceding paragraph by an electronic or magnetic means that the Stock Company Surviving the Absorption-type Merger, or requests has designated, or a request to be issued a document showing that information.

(5) The provisions of the preceding paragraph shall apply mutatis mutandis to the Stock Company Succeeding in an Absorption-type Split. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders, creditors and any other interested parties,” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (ii) of the preceding paragraph.”

(6) The provisions of paragraph (4) shall apply mutatis mutandis to the Wholly Owning Parent Stock Company Resulting from a Share Exchange. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders and creditors (or, in cases where Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company Resulting from a Share Exchange are limited to shares in the Wholly Owning Parent Stock Company Resulting from the Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders of the Wholly Owning Parent Stock Company Resulting from the Share Exchange),” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (iii) of the preceding paragraph.”

Source: Unofficial translation of the Companies Act of Japan, published by Ministry of Justice, Government of Japan

App. D-20